Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the U.S. Securities and Exchange Commission on December 16, 2024.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pattern Group Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5961	83-2556861
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1441 West Innovation Way, Suite 500
Lehi, UT 84043
(866) 765-1355
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043
(866) 765-1355
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copies to:

Micheal J. Reagan	Benjamin M. Craven	Tad J. Freese
W. Stuart Ogg	General Counsel	Marc D. Jaffe
Julia R. White	Pattern Group Inc.	Brent T. Epstein
Goodwin Procter LLP	1441 West Innovation Way, Suite 500	Latham & Watkins LLP
601 Marshall Street	Lehi, UT 84043 (866) 765-1355	140 Scott Drive
Redwood City, California 94063 (650) 752-3100		Menlo Park, California 94025 (650) 328-4600
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
In accordance with the policy pronouncements of the staff of the U.S. Securities and Exchange Commission, we are omitting from this draft registration statement our audited financial statements as of and for the year ended December 31, 2021, and our unaudited financial statements as of and for the nine months ended September 30, 2023 and 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this draft registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing this registration statement.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated           , 2025.
         Shares
Pattern Group Inc.
Series A Common Stock
This is an initial public offering of shares of Series A common stock of Pattern Group Inc. We are offering               shares of our Series A common stock.
Prior to this offering, there has been no public market for our Series A common stock. It is currently estimated that the initial public offering price will be between $               and $               per share. We intend to apply to list our Series A common stock on the                   under the symbol “PTRN”.
Following this offering, we will have two series of common stock: Series A common stock and Series B common stock. The rights of the holders of Series A common stock and Series B common stock are identical, except with respect to voting and conversion rights. Each share of Series A common stock is entitled to one vote. Each share of Series B common stock is entitled to 10 votes and is convertible at any time into one share of Series A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers (other than David Wright and Melanie Alder (“co-founders”)), employees and directors (other than our co-founders), and their respective affiliates, will be reclassified into shares of our Series A common stock immediately prior to the consummation of this offering and all shares of capital stock outstanding immediately prior to this offering held by our co-founders will be reclassified into shares of our Series B common stock. Upon the completion of this offering, all shares of Series B common stock will be held by our co-founders, both of whom are current executive officers and directors. Upon completion of this offering, our co-founders will collectively hold approximately               % of the voting power of our outstanding capital stock, which voting power may increase over time, and the holders of our outstanding Series A common stock will hold approximately               % of the voting power of our outstanding capital stock.
Following the completion of this offering, as a result of our co-founders’ ownership of our Series B common stock, we will be a “controlled company” within the meaning of the               and may elect not to comply with certain corporate governance standards. See the sections titled “Management—Controlled Company” and “Risk Factors—Risks Related to Our Corporate Structure—We are a “controlled company” under the listing standards of the               , and may avail ourselves of certain reduced corporate governance requirements” for more information.”
See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Series A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
The underwriters have the option to purchase up to an additional               shares of Series A common stock from us at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
The underwriters expect to deliver the shares against payment in New York, New York on or about               , 2025.

Goldman Sachs & Co. LLC*	J.P. Morgan*

*In alphabetical order.
The date of this prospectus is               , 2025

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
TABLE OF CONTENTS
Prospectus
Through and including               , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Series A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Series A common stock and the distribution of this prospectus outside of the United States.
i

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Series A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Pattern,” the “Company,” “we,” “us,” and “our” in this prospectus refer to Pattern Group Inc., and its consolidated subsidiaries.
Overview
At Pattern, we are on a mission to help brands accelerate profitable growth on global ecommerce marketplaces. Today, our proprietary technology and on-demand experts operate across more than 60 marketplaces to increase product sales to consumers in more than 100 countries. Utilizing more than 37 trillion data points and sophisticated machine learning and artificial intelligence (“AI”) models, we strive to optimize and automate key levers of ecommerce growth, including advertising, content creation and management, pricing, forecasting and customer service. The result is a powerful platform that allows the brands we work with, which we refer to as our brand partners, to navigate the complexity of operating on global ecommerce marketplaces at scale.
The Ecommerce Opportunity is Massive
The approximately $4 trillion global ecommerce market is forecasted to grow at a compound annual growth rate (“CAGR”) of 9.3% from 2024 to 2028, representing more than $400 billion of annual growth.1 Consumers are increasingly shopping online and, as a result, U.S. ecommerce sales are expected to grow more than four times as fast as all other U.S. non-ecommerce sales over this span.2 Not only is global ecommerce expanding, it is also becoming a larger share of retail, increasing from 10% of retail sales in 2016 to a projected 25% by 2028, with each 1% shift from brick-and-mortar to ecommerce representing over $140 billion in retail value.1 Within global ecommerce, marketplaces3 commanded 59% of total revenue in 2023 and, in the United States, grew more than twice as fast as direct-to-consumer (“D2C”) channels in 2023.4
*       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
1       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
2       Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024); eMarketer, US Ecommerce Forecast 2024: Retail Sales Will Chart a Modest and Steady Course Through Ongoing Headwinds – August 2024, https://content-naf.emarketer.com/us-ecommerce-forecast-2024.
3       Refers to a website or application that connects buyers and sellers to trade goods and services, including but not limited to Amazon, Alibaba, eBay, Etsy, Mercado Libre and Walmart.
4       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024; Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024).

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Ecommerce is Simple for Consumers but Complex for Brands
For consumers, it is increasingly easy to shop online and have products show up at their doors within days or even hours. For brands, the shift to ecommerce has created new opportunities to grow. However, in making shopping easier for consumers, much of the complexity has shifted to brands. Brick-and-mortar retailers offer finite shelf space, relatively stable pricing and more straightforward advertising and fulfillment processes. Conversely, ecommerce marketplaces leverage algorithms for product discovery and real-time pricing, offer unconstrained shelf space that dynamically updates and necessitates always-on advertising to drive product visibility. The stakes are heightened by the “winner-takes-most” nature of the ecommerce marketplace ecosystem where the top three organic search results on the first page capture over 60% of clicks.5 Moreover, marketplaces present complex and expensive warehousing, packaging and shipping challenges for brands to meet consumer expectations of same day or next-day delivery. Most brands lack the resources, scale and capabilities needed to grow their ecommerce business profitably on their own. As a result, they stand to benefit from a comprehensive solution.
Pattern is the Solution
We have spent more than a decade obsessing over how to make managing ecommerce easier for consumer brands so that they can focus on what they do best: creating products that customers want to buy. Pattern’s platform sits as a thin layer between brands, marketplaces and consumers.
*       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
Our patented technology and on-demand experts function as the “easy button” for brands as they navigate the complex ecosystem of marketplaces, regions, languages, regulatory environments, technology point-solutions and agencies. We believe that, over time, brands will have an increasingly difficult time managing all of this on their own, and Pattern will become an even more compelling solution to the complexities of scaling and accelerating within global ecommerce.
The marketplaces on which we operate benefit from both the more positive consumer experience we offer, as well as the accelerated consumer sales growth that our platform enables. Given our reputation for positive consumer experience and breadth of product selection, we receive inbound requests from marketplaces interested in working with Pattern as they expand their third-party offerings.

5       Search Engine Journal, Amazon’s Search Engine Ranking Algorithm: What Marketers Need to Know – August 2018, https://www.searchenginejournal.com/amazon-search-engine-ranking-algorithm-explained/.

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Our Business Model
We believe that one of the best ways to monetize our technology and expertise is by purchasing products from our brand partners and selling those products to consumers on global marketplaces. This provides a more seamless, low-friction relationship that is familiar to our brand partners and allows Pattern maximum control over the customer experience, including content, pricing, logistics and customer service. In our experience, this business model aligns Pattern’s and our brand partners’ incentives toward maximizing growth. Importantly, transacting directly with consumers also allows us to accumulate comprehensive marketplace data, perform real-time testing and build more powerful predictive models. As a result of the advantages of our platform and business model, our revenue outpaced the growth of the ecommerce segment by a multiple of approximately x over .
How We Do What We Do
As the pioneer of ecommerce acceleration, Pattern defines what it means to be an ecommerce accelerator: a platform that combines proprietary technology and on-demand expertise. Given the complexities that consumer brands face in scaling and accelerating global ecommerce, we have organized our platform around a simple and intuitive formula, which we call the ecommerce equation:
We have built a powerful ecommerce acceleration platform (“EXP”) which is powered by AI and machine learning to execute thousands of optimizations daily and drive this equation across tens of thousands of products on marketplaces around the world. These optimizations include automated adjustments and recommendations powered by a massive flow of ecommerce data. We have gathered more than 37 trillion data points to date comprised of keyword, shipping, advertising, sales, market share, click, social, conversion, customer service and other data, a figure which grows by more than 128 billion data points each week on average.
Today, our software, with a combined total of 12 issued patents and patents pending, is supported by approximately 300 software engineers, data scientists and other technology professionals who are dedicated to enhancing and innovating upon our technology to further increase our capabilities. We believe our data and technology provide a competitive advantage and will continue to differentiate our platform from alternative solutions.
We believe ecommerce complexity cannot currently be solved and is unlikely to be solved in the near future by technology alone. We have a team that offers differentiated, comprehensive, on-demand expertise and capabilities across marketplace management, marketing, fulfillment and brand protection on a global basis. Our brand partners trust our industry experts with everything from day-to-day ad campaign management and creative execution to strategic decisions, such as what product categories have the most potential or which global markets to enter. Our operational experts also help brand partners access our worldwide fulfillment network, utilizing our proprietary Warehouse Management System (“WMS”) to deliver efficient and scalable volume to marketplaces and, in some cases, directly to consumers across the globe. Leveraging our technology, our in-house industry experts deliver data-driven outcomes efficiently across all aspects of the ecommerce equation. Today, we sell tens of thousands of products from more than 200 brands across different industries and geographies including the Americas, Europe, Australia and Asia. Our current brand partners’ industry presence includes health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our Results
We have developed and maintained, and continue to develop and maintain, strong and long-lasting brand partner relationships. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to brand partners that have been with Pattern for more than twelve months, whom we refer to as existing brand partners. More than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years. For the year ended December 31, 2023, our Net Revenue Retention Rate (“NRR”), which measures revenue attributable to existing brand partners across comparable periods, was 115%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate NRR.
We believe that we benefit from a powerful flywheel effect supporting our growth at scale: the more data we collect, the more accurate our insights become and the faster we accelerate brand partners. As our brand partners grow and we attract new brand partners, the more efficient our operations become and the more we can invest in technology. We use our technology and data advantage to identify high-potential new brand partners and leverage a targeted, efficient go-to market approach to bring them onto our platform, further fueling our flywheel. At the same time, our average cost to serve our brand partners globally as a percentage of revenue has decreased over the past two years. As we continue to scale, we expect continued improvement, and we plan to share these savings with our brand partners while we continue to invest in our platform.
In the year ended December 31, 2023, we generated revenue of $1,366 million, an approximately 38% increase from revenue of $991 million in the year ended December 31, 2022. Over the same period, our net (loss) income increased from $(3.0) million to $41.3 million, and our Adjusted EBITDA increased from $17.7 million to $64.7 million. Adjusted EBITDA is a non-GAAP financial measure. For additional information about our non-GAAP financial measure, including reconciliations of the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure.”
Challenges that Brands Experience
Effectively selling across global marketplaces is extremely complex and requires brands to master an array of variables, including traffic generation, demand capture, content optimization, brand consistency, inventory management, marketplace compliance, shipping logistics, post-purchase engagement and international expansion.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
At Pattern, we believe it is virtually impossible for brands to optimize each variable by themselves. These complexities apply regardless of business model – whether they utilize 3P6 or 1P7 selling strategies, brands are required to list and market their own products on the marketplace while considering pricing and inventory levels.
With these complexities and opaque marketplace requirements, brands are presented with five key challenges:
•Challenge #1: Growing profitably. Achieving profitable growth online is a significant challenge for many brands, despite the expanding opportunities in ecommerce.
•Challenge #2: Lack of technology. Many brands do not have integrated technology capabilities. Using a patchwork of solutions can make it difficult for brands to come up with coherent strategies and coordinated execution, leading to inefficiencies and inconsistencies.
•Challenge #3: Lack of access to high quality and comprehensive data. Brands often face significant challenges in capturing high quality and comprehensive ecommerce data, which can limit their ability to optimize strategies, improve customer experiences and drive growth.
•Challenge #4: Lack of expertise. Hiring a team that understands the complex ecommerce landscape is extremely difficult and expensive. Without dedicated teams to help integrate the necessary solutions, the technology alone is unlikely to translate into growth and operational efficiency.
•Challenge #5: Retaining brand value throughout the consumer experience. It is difficult for brands to position themselves consistently across different marketplaces.
Our Platform
Our platform is a combination of our proprietary technology and our on-demand expertise, both of which sit upon our differentiated data set. Our software and global team of industry experts optimize traffic, conversion, price and availability to drive profitable growth for our brand partners.
6       Third party selling (“3P”) is a business model where an online retailer allows independent vendors to sell their products and services on their platform.
7       First-party selling (“1P”) is a business model where a brand sells its products wholesale to a retailer (such as an ecommerce marketplace), that then sells them to consumers.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our Technology
Pattern’s EXP is powered by a massive proprietary data set consisting of more than 37 trillion data points. This data set informs our machine learning algorithms and large language models (“LLMs”) that we employ in our technology. We believe this data set provides a competitive moat that deepens over time as large quantities of data are collected, further differentiating our platform from alternative solutions.
EXP Data Layer
The backbone of Pattern’s EXP is formed from its robust and extensive data layer. This layer acts as the central nervous system of the platform, with data points on everything from keyword data to fulfillment rates to market share that are leveraged to inform the rest of the platform’s functions. This backbone not only draws on our existing 37 trillion data points, but also collects, stores and structures more than 128 billion new data points each week on average.
Artificial Intelligence
The EXP data layer also includes the various machine learning, natural language processing engines and LLMs that train on our wide set of proprietary data. These AI models analyze billions of data points and produce valuable computations, which are then utilized by the rest of the platform.
Insights Engine
The Pattern Insights Engine is the analytical brain of EXP. The Insights Engine compiles the AI-driven computations from the EXP data layer and continuously aggregates them into performance dashboards, scorecards, filter-ready reporting and ongoing notifications. The Insights Engine sits across the execution engines extending to every module of the EXP. This provides up-to-the-minute reporting and signals on hundreds of key processes and metrics, including payments to social influencers, impressions on listings, syndication failure rates for content being pushed to marketplaces, customer lifetime value and much more.
The Insights Engine is leveraged by Pattern experts and brand partners alike to keep a pulse on important trends, issues and opportunities.
Traffic Engine
The Pattern EXP Traffic Engine is the execution arm for all activity related to driving digital traffic (i.e., consumer eyeballs) to brands and product listings around the world. One of the highlights of this engine is a patented keyword recommendation module we call Destiny. The goal of Destiny is to increase organic (i.e., non-paid) traffic to a given listing by using machine learning and proprietary data to recommend keywords and keyword phrases on which said listing has mathematical propensity to win better placement. The Pattern EXP Traffic Engine includes many other important modules, which enable recruiting, managing, paying and communicating with social media creators, managing advertising and influencer campaigns on marketplaces and social networks and managing/optimizing advertising spend across every aspect of the demand funnel, to name a few.
Conversion Engine
The Pattern EXP Conversion Engine is the execution arm for all efforts aimed at improving the efficacy and conversion rate of a brand’s content and listings across dozens of ecommerce and social media platforms, which may include everything from product detail page titles and bullets to product photography, videos, user-generated content and other microsites, landing pages and advertisements. In addition to granular reporting on page views, click share, orders, category ranking and reviews for any given product, the Conversion Engine leverages our data, large language models and transformer-based neural networks to provide competitive insights comparisons to the digital shelf and make sophisticated content recommendations. This provides actionable value in three primary areas: content management, content optimization and content creation.

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Price Engine
Pattern’s Price Engine includes a wide range of modules related to maintaining brand control on marketplaces. Pattern’s Price Engine allows brands to better understand if unauthorized sellers are selling their product, for what price they are selling it and what share of overall sales these sellers are commanding. Within this engine, Pattern also monitors hundreds of websites daily to help brands detect price suppression, price erosion and general price competitiveness.
Availability Engine
Pattern’s Availability Engine contains a number of modules, including a robust order management system, which provides brands with ongoing visibility into their product inventory pools across marketplaces, as well as detailed information on where their products reside in the pipeline. Other modules in the Availability Engine provide Pattern internal teams with forecasting models and detailed information regarding in-stock rates, which helps brands avoid advertising products that are at imminent risk of going out of stock. This software is critical in helping maintain high in-stock rates for brand partners and keeping Pattern warehouses running efficiently.
Our On-Demand Expertise
Unlike companies only providing or selling technology and software to brands, our platform combines our proprietary technology with integrated, on-demand expertise. These in-house experts include experienced brand managers, ad strategists, search engine optimization (“SEO”) strategists, art directors, account health specialists, data scientists, former brand and retail executives, customer service specialists and in-stock managers. Our experts leverage our platform and experience across many brands to seek to profitably grow our revenue while executing with our brand partners’ specific goals and priorities in mind. We believe our technology is amplified by our team, and this combination will drive greater success than standalone agency models or technology solutions.
Our Competitive Strengths
•Win-win Partnership Mindset: We run our business on the philosophy that a brand partner’s success and our success are linked. Our business model avoids the “agency mindset,” as the incentives of both Pattern and our brand partners are economically aligned towards driving consumer product sales. Acquiring inventory demonstrates our commitment to and belief in our own capabilities while providing a more seamless and low-friction collaboration with our brand partners.
•Comprehensive Proprietary Technology and Data Sets: We hold a distinct and growing data advantage gathering massive amounts of real-time data, with more than 37 trillion data points captured since our inception and more than 128 billion new data points added each week on average. Our Insights Engine then continuously aggregates insights from Pattern’s EXP, which is comprised of our data and computational layers, into performance dashboards driving all of our modules, producing traffic, conversion, price and availability insights that we use to make data-driven decisions. We provide brand partners with crucial data to safeguard their brand equity online by facilitating consistency across marketplaces and enabling brands to have unified product listing content, fast delivery speeds and quality customer service.
•Integrated, On-demand Expertise: The strength of our platform is amplified by our integrated, on-demand industry experts who offer valuable insights and best practices for succeeding in online channels. Among other things, these experts create a tailored operational strategy, offering expertise to our brand partners, including marketing strategy and implementation, creative development and customer service.
•Scale: Every element of our platform benefits from compounding scale, from breadth and diversity of data, to technology investment and on-demand experts, to our global logistics network.
•First-mover Advantage: As the first mover, we have built a competitive edge by accumulating a robust data set, entering complex international markets and establishing a track record of seller excellence across global marketplaces, which allows us to offer data-driven insights and comprehensive optimization strategies for our brand partners.

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•Deep and Long-lasting Brand Partner Relationships: We have built enduring relationships with our brand partners that we believe surpass most software-only monetization models. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to brand partners that have been with Pattern for more than twelve months, and more than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years, demonstrating our strong and durable relationships.
•Proven Leadership Team: We believe our talent, expertise and culture are key competitive advantages. Our founder-led, data-obsessed team comprises a diverse range of experts who are highly focused on execution, innovation and continuous improvement.
Our Market Opportunity
Pattern operates within the expansive, approximately $4 trillion global ecommerce market,8 a sector characterized by its large scale and the increasing number of consumers shopping online. Ecommerce stands as the fastest-growing retail channel worldwide, with projected annual sales volume increases exceeding $400 billion and a projected CAGR of 9.3% from 2024 to 2028.8 This market is ripe for innovation, as many traditional retailers, having not fully embraced the transition to online, are unable to provide personalized and data-driven shopping experiences.
As of 2024, the global ecommerce sector is estimated to have a penetration rate of 23%.8 We believe that several of our core categories, including health and wellness and beauty and home goods, are currently under-penetrated. In the United States, ecommerce penetration for similar categories is estimated to range from 20% to 40% as of 2024, whereas more mature ecommerce categories have penetration rates approaching 70%.9 Looking ahead, our core categories are forecasted to reach penetration rates of 30% to 50% by 2028 in the United States.9
As we explore opportunities to expand our presence in global ecommerce marketplaces, we have identified additional retail brands that we believe can potentially benefit from our platform. We estimate that these brands represent a gross merchandise value (“GMV”) of approximately $400 billion annually. While there can be no assurance that we will pursue, engage or enter into agreements with any of these brands, we believe there is significant potential to increase our sales through partnerships with new brand partners and to expand our relationships with existing brand partners. We believe we are in the early stages of capturing our market opportunity and hold a distinct competitive advantage through our data-driven approach.
Our Growth Strategies
•Grow with our Existing Brand Partners: One of our core priorities is retaining and growing our revenue attributable to existing brand partners through continued optimization of the ecommerce equation. We will also continue to grow by expanding our product selection from each brand partner and bringing those products to new marketplaces.
•Attract New Brand Partners: We also grow by signing new brand partners to our platform. Using our extensive data, we identify potential brand partners and our sales team efficiently markets to and signs new brand partners.
•Enhance and Expand our Platform: Continuing to innovate and expand the breadth and quality of our platform enhances our value to our brand partners, differentiates ourselves in the ecommerce accelerator space and meets evolving market demands.
•Monetize Incremental Solutions: Due to the strength of our platform and the unique space we occupy at the intersection of brands and marketplaces, we will continue to evaluate the potential to monetize discrete components of the value chain and to diversify our revenue mix.
8      Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
9      eMarketer, US Ecommerce by Category 2024: A Slowdown in Growth Reshapes the Landscape – February 2024.

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•Continue to Expand into Global Geographies: One of our competitive strengths lies in our global capabilities, and we believe there is a significant opportunity to increase our revenue by further expanding into different marketplaces outside the United States.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
•Our revenue is dependent upon maintaining our relationship with Amazon and other marketplaces and our failure to do so, or any restrictions on our ability to offer brand partners’ products on Amazon and other marketplaces, could have an adverse impact on our business, financial condition and results of operations.
•Our technology relies in part on the use of comprehensive marketplace data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.
•Operational and performance issues with our technology, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, financial condition and operating results.
•If we are unable to continue to introduce new features or solutions successfully and to make enhancements to existing solutions, our ability to grow and operate our business could be adversely affected.
•We may be unable to source additional, or strengthen our existing relationships with, brand partners, and the loss of any significant brand partners would negatively impact our business.
•Our estimate of the gross merchandise value of potential additional brand partners may prove to be inaccurate.
•Our future success depends on the continuing efforts of our co-founders and senior management team.
•We depend on highly-skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.
•We are highly dependent on the services of David Wright, our Chief Executive Officer and co-founder, and Melanie Alder, our Chief Strategy Officer and co-founder, who are married to each other. The separation or divorce of our co-founders in the future could adversely affect our business.
•If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.
•If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses, our business, financial condition and results of operations could be adversely affected.
•We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.
•If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially and adversely affected.
•We are subject to extensive laws and regulations and we may incur material liabilities or costs related to complying with existing or future laws and regulations, and our failure to comply may result in enforcements, penalties, recalls and other adverse actions.
•Changes in international trade policies or tariffs and rising political tensions, particularly between the United States and China, could have a material impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•We are a “controlled company” under the listing standards of the , and may avail ourselves of certain reduced corporate governance requirements.
•The dual series structure of our common stock and the existing ownership of capital stock by our co-founders and their affiliates have the effect of concentrating voting control with our co-founders and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.
•The initial public offering price of our Series A common stock may not be indicative of the market price of our Series A common stock after this offering. There has been no prior market for our Series A common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.
•Other factors discussed under “Risk Factors.”
If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed, the trading price of our Series A common stock could decline, and you could lose all or part of your investment.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (“SEC”), the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our X feed (@patternhq), our Instagram page (@pattern_hq), our YouTube page (@pattern_hq), our Facebook page and our LinkedIn page.
The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this prospectus.
Corporate Information
We were incorporated in 2018 under the name Covalent Group, Inc. as a Utah corporation and subsequently converted to a Delaware corporation in 2020. Our wholly-owned subsidiary, Pattern Inc., was incorporated in 2013 as a Utah corporation named iServe Products, Inc. In 2019, iServe Products, Inc. changed its name to Pattern Inc., and subsequently in 2019, the stockholders of Pattern Inc. exchanged all of the issued and outstanding shares of Pattern Inc. for shares of Covalent Group, Inc. In November 2024, Covalent Group, Inc. changed its name to Pattern Group Inc. Our principal executive offices are located at 1441 West Innovation Way, Suite 500, Lehi, UT 84043, and our telephone number is (866) 765-1355. Our website address is www.pattern.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Series A common stock.
“Pattern” is our registered trademark in the United States and other jurisdictions. The Pattern design logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are our property. This prospectus includes our trademarks and trade names, including, without limitation, “Pattern”, which are our property and are protected under applicable intellectual property laws. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Controlled Company
After the consummation of the offering, we will be considered a “controlled company” for the purposes of the              , as our co-founders will have more than 50% of the voting power for the election of directors. See the section titled “Principal Stockholders” for additional information. As a “controlled company,” we will not be subject

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
to certain corporate governance requirements, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the                ; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iv) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. We expect to have five independent directors upon the closing of this offering, all of whom will qualify as independent for audit committee purposes.
While our co-founders continue to control more than 50% of the voting power of our outstanding common stock, we qualify for, and may rely on, these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of               .
In the event we cease to be a “controlled company” and our shares continue to be listed on the               , we will be required to comply with these corporate governance requirements within the applicable transition periods.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The Offering

Series A common stock offered by us	shares

Series A common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Series B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Series A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of Series A common stock.

Total Series A common stock and Series B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Series A common stock that we are selling in this offering will be approximately $               million (or approximately $                million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds of this offering for working capital, other general corporate purposes and to fund our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time. We intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations related to the settlement of our outstanding restricted stock units (“RSUs”) in connection with this offering.
The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Series A common stock and enable access to the public equity markets for our stockholders and us.
See the section titled “Use of Proceeds” for additional information.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83

Voting rights
We will have two series of common stock: Series A common stock and Series B common stock.
Shares of our Series A common stock are entitled to one vote per share.
Shares of our Series B common stock are entitled to 10 votes per share.
Holders of our Series A common stock and Series B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Series B common stock will hold approximately           % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership
Upon the completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately                % of our outstanding shares of common stock, representing approximately               % of the voting power of our outstanding shares of common stock.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Series A common stock.

Proposed trading symbol	“PTRN”
The number of shares of our Series A and Series B common stock that will be outstanding after this offering is based on               shares of our Series A common stock and               shares of our Series B common stock outstanding as of December 31, 2024, in each case, after giving effect to the Reclassification and the Convertible Preferred Stock Conversion (each as defined below) and excludes:
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs issued pursuant to our 2019 Equity Incentive Plan (the “2019 Plan”) upon the satisfaction of both a service-based condition and a liquidity event condition outstanding as of December 31, 2024, for which the service-based condition was not yet satisfied as of December 31, 2024;
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a service-based condition and a liquidity event condition that were granted after December 31, 2024; and
•               shares of our Series A common stock reserved for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”).

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Except as otherwise indicated, all information in this prospectus assumes:
•the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the authorization of our Series A and Series B common stock, the reclassification of our outstanding existing common stock into an equivalent number of shares of our Series A common stock and the reclassification of our outstanding existing Founder Voting Preferred Stock and Founder Non-Voting Preferred Stock into an equivalent number of shares of our Series B common stock, which will occur immediately prior to the completion of this offering (collectively, the “Reclassification”);
•the automatic conversion of all 15,750,477 outstanding shares of our Series A Preferred Stock into an equal number of               shares of our Series A common stock, the conversion of which will occur immediately prior to the completion of this offering (the “Series A Preferred Stock Conversion”);
•the automatic conversion of all 13,215,614 outstanding shares of our Series B Preferred Stock into an aggregate of               shares of our Series A common stock immediately prior to the completion of this offering, based on the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus (the “Series B Preferred Stock Conversion”and, together with the Series A Preferred Stock Conversion, the “Convertible Preferred Stock Conversion”). A $1.00 increase in the initial public offering price would decrease the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares, and a $1.00 decrease in the initial public offering price would increase the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares. For more information on the conversion adjustment provisions applicable to our Series B Preferred Stock, see the section titled “Capitalization—Series B Preferred Stock Conversion”;
•the net issuance of               shares of our Series A common stock issuable pursuant to the vesting and settlement of                RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which we expect the liquidity event condition to be satisfied in connection with this offering (based on an assumed               % tax withholding rate);
•no exercise by the underwriters of their option to purchase up to an additional               shares of Series A common stock from us in this offering; and
•no settlement of other outstanding RSUs subsequent to December 31, 2024.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Summary Consolidated Financial and Other Data
The following tables summarize our historical consolidated financial and other data for the periods and dates indicated. We derived the summary historical consolidated statements of operations and comprehensive loss data for the years ended December 31, 2022, 2023 and 2024, and the consolidated balance sheet data as of December 31, 2024, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data below in conjunction with the sections titled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
(in thousands, except per share data)	2022	2023	2024
Consolidated Statement of Operations Data:
Revenues	$990,535	$1,366,417
Operating expenses:
Cost of goods sold	561,620	765,203
Operations, general and administrative	226,662	276,272
Sales and marketing	187,299	257,513
Research and development	10,833	14,644
Total operating expenses	986,414	1,313,632
Operating income	4,121	52,785
Interest income	—	2,882
Interest expense	(502)	(33)
Other income (expense), net	(5,310)	707
Income (loss) before income taxes	(1,691)	56,341
Provision for income taxes	1,284	15,077
Net (loss) income	$(2,975)	$41,264
Income allocable to participating Series A Preferred Stock	—	3,441
Series B Preferred Stock dividend - undeclared	17,992	17,992
Net (loss) income attributable to common and preferred stockholders	$(20,967)	$19,831
Net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted(1)	$(0.23)	$0.22
Weighted average common and preferred shares used in computing net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted(1)	90,644	90,767
Pro forma net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted (unaudited)(2)
Pro forma weighted average common and preferred shares used in computing pro forma net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted (unaudited)(2)
__________________
(1)See Note 2–Summary of Significant Accounting Polices, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net earnings (loss) per share and the weighted average number of shares used in the computation of per share amounts.
(2)The pro forma weighted-average shares used in computing pro forma net earnings (loss) per share for the year ended December 31, 2024 assumes (i) the net issuance of                shares of our Series A common stock pursuant to the vesting and settlement of RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which the liquidity event vesting condition was satisfied upon completion of this offering, after withholding shares to satisfy the associated estimated income tax obligations and (ii) the Convertible Preferred Stock Conversion as if the conversion occurred on January 1, 2024. The pro forma net earnings (loss) used to calculate pro forma net earnings (loss) per share reflects the cumulative stock-based compensation expense related to RSUs for which the service-based

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
condition was satisfied as of year ended December 31, 2024. For the purposes of the pro forma calculation, we assumed the liquidity event vesting condition occurred as of January 1, 2024.

As of December 31, 2024
(in thousands)	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents
Working capital(3)
Total assets
Total liabilities
Total stockholders’ equity (deficit)
__________________
(1)The pro forma column above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; (ii) the Convertible Preferred Stock Conversion; (iii) the net issuance of               shares of our Series A common stock issuable pursuant to the vesting and settlement of RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which the liquidity event condition will be satisfied upon completion of this offering, after withholding an aggregate of                shares to satisfy associated estimated income tax obligations (based on an assumed               % tax withholding rate); (iv) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2024; and (v) $               million of cumulative share-based compensation expense related to the RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which the liquidity event condition will be satisfied upon completion of this offering.
(2)The pro forma as adjusted column above gives further effect to (i) the pro forma adjustments set forth above and (ii) the sale of               shares of Series A common stock in this offering at an assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by $               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and stockholders’ deficit by $               , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Working capital is defined as total current assets less total current liabilities. See our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Key Business Metric and Non-GAAP Financial Measure
In addition to the measures presented in our consolidated financial statements, we use the following key business metric and non-GAAP measure. The following table presents our non-GAAP financial measure, along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operational performance. We believe that the key business metric and non-GAAP financial measure, together with GAAP financial measures, such as revenue and net (loss) income, are useful to assess near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

	Year Ended December 31,
(in thousands, except percentages)	2022	2023	2024
Net Revenue Retention Rate(1)	107%	115%
Net (loss) income	$(2,975)	$41,264
Adjusted EBITDA(2)	$17,727	$64,723
__________________
(1)See in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate this key business metric.
(2)Adjusted EBITDA is a non-GAAP financial measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for additional information on our non-GAAP financial measure and a reconciliation to the most comparable GAAP measure.
We believe the non-GAAP financial measure presented here is useful to investors in assessing the operating performance of our business without the effect of non-cash items and other items as detailed below and elsewhere in this prospectus. The non-GAAP financial measure should not be considered in isolation or as alternatives to net (loss) income or any other measure of financial performance calculated and prescribed in accordance with GAAP.
Our non-GAAP financial measure may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do, thus limiting its usefulness as a comparative measure.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our Series A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Series A common stock. If any of these risks actually occur, our business, results of operations, financial condition and prospects could be materially adversely affected. In that event, the trading price of our Series A common stock could decline, and you could lose part or all of your investment. Certain statements contained in the risk factors described below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” for more information.
Risks Related to Our Business
Our revenue is dependent upon maintaining our relationship with Amazon and other marketplaces and our failure to do so, or any restrictions on our ability to offer brand partners’ products on Amazon and other marketplaces, could have an adverse impact on our business, financial condition and results of operations.
We depend almost entirely on our relationship with marketplaces for generating revenue and growth. In particular, we depend on our ability to offer products on Amazon. As of               , we derived               % of our revenue from consumer product sales on Amazon. Any adverse change in our relationship with Amazon, including restrictions on the ability to offer products or termination of the relationship, could adversely affect our continued growth, financial condition and results of operations.
We also depend on our ability to offer products on other marketplaces, such as Walmart, Target, Tmall, JD, eBay, TikTok Shop, Mercado Libre, Zolando, Kohl’s, Kroger, Macy’s and others. Marketplaces on which we sell our brand partners’ products may materially affect our sales and operating results if we don’t timely and adequately resolve account-related issues, including if such marketplaces:
•terminate or suspend our accounts;
•block or delay our shipments;
•block us or our brand partners from listing products;
•implement strategic shifts that impair our ability to sell products on their marketplace, such as imposing restrictions on our ability to sell in instances where the marketplace has a 1P relationship with the brand;
•change their policies, including with respect to remittances and payment terms and timing;
•introduce or enforce restrictions on website scraping;
•change one or more APIs such that they are no longer compatible with our technology; and
•increase their fees, which in turn could raise product prices for customers, making the marketplace a less attractive distribution channel for our brand partners and/or less profitable for us.
Our relationships with marketplaces are subject to their online terms of use, which are typically “click-through” agreements that we are not able to negotiate with the marketplaces. Generally, our relationships with marketplaces are terminable at will by either party. In addition, the marketplaces on which we sell our brand partners’ products also have significant discretion to change their policies, procedures and terms. Any such changes, or other limitations or restrictions on our ability to sell on a marketplace could have a material impact on our business, financial condition and results of operations. In the past, we have experienced account suspensions, changes in payment terms and increases in marketplace fulfillment fees. We cannot guarantee that similar or other issues will not arise in the future, nor that we will be able to timely and adequately resolve them. The terms of use that govern our relationships with marketplaces generally mandate that we resolve claims through final and binding arbitration. The rules and policies governing these arbitration proceedings may offer significantly limited rights compared to litigation in federal or state courts. Arbitration may not provide us with all the relief we could obtain outside of arbitration.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our technology relies in part on the use of comprehensive marketplace data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.
Our technology incorporates statistical models built using a variety of data sets. Our technology relies on a wide variety of data sources, including data collected from our customers, brand partners and, in some cases, website scraping and other data collected from marketplaces and other third parties. Such data may have restrictions on how it may be used, including, for example, restrictions on the collection, use or other processing of data from certain jurisdictions. If we are unable to access and use data collected from our customers, marketplaces, the internet or other third-party data used in our technology, or if our access to such data is limited, for example, due to new or changing laws, rules or regulations or policies of third parties, including marketplaces, our ability to accurately make forecasts and evaluate consumer behavior could be compromised.
The use of data obtained through scraping exposes us to several risks, including legal and regulatory challenges, such as potential violations of intellectual property rights, terms of service and data privacy laws. There is also an ethical and reputational risk if stakeholders perceive the use of scraped data as exploitative or unfair. Scraped data may be flawed or of inconsistent or poor quality, leading to inaccuracies in outputs. Additionally, we face the risk of operational disruption if we are forced to stop using scraped data due to legal issues or third-party actions, as well as the potential for litigation and liability from data providers or individuals whose data was scraped. Lastly, changes in third-party access restrictions or platform policies, including introduction or enforcement of stricter website scraping policies by marketplaces, could limit our ability to source data, hindering the development and effectiveness of our technology. There is no assurance that such measures will fully eliminate potential adverse impacts on our business.
In addition, if third-party data used to train and improve our technology is inaccurate, or access to such third-party data is limited, prohibited or becomes unavailable to us, our ability to continue to improve our technology would be adversely affected. Although we believe that there are commercially reasonable alternatives available to the third-party data we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our technology with new third-party data may require significant work and require substantial investment of our time and resources. Any of the foregoing could negatively impact our business, impair our ability to grow our customers and brand partners, subject us to financial liabilities and adversely affect our business, financial condition and results of operations.
Operational and performance issues with our technology, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, financial condition and operating results.
We depend upon the sustained and uninterrupted performance of our technology to, among other things, manage our inventory supply, purchase products from brand partners, optimize shipments to marketplaces, collect, process and interpret data, bid on advertising and monitor and optimize listings on marketplaces. If our technology cannot scale to meet demand, if there are errors in our execution of any of these functions on our technology or if we experience outages, then our business may be harmed. We may also face material delays in introducing new products to marketplaces or restocking existing products. If competitors introduce new products or services using new technologies or if new industry standards and practices emerge, our existing proprietary technology and systems may become less effective or obsolete.
Our technology is complex and multifaceted, and operational and performance issues could arise both from the technology itself and from outside factors. Errors, failures, vulnerabilities or bugs have been found in the past, and may be found in the future. Our technology also relies on third-party technology and systems to perform properly, and our technology is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our technology or such other computing environments. Operational and performance issues with our technology could include the failure of our user interface, outages, errors during upgrades or patches, unanticipated volume overwhelming our databases, server failure or catastrophic events affecting one or more server locations. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our technology down completely, others only partially.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Operational and performance issues with our technology could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our technology, increased costs or loss of revenue, loss of the ability to access our technology, loss of competitive position or claims by brand partners for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which may adversely affect our financial condition and operating results.
If we are unable to continue to introduce new features or solutions successfully and to make enhancements to existing solutions, our ability to grow and operate our business could be adversely affected.
Our ability to attract new brand partners and increase revenue depends in large part on our ability to enhance and improve our existing solutions and to introduce new features or solutions. To grow our business and be competitive, we must develop solutions, features and functionality that reflect the constantly evolving nature of technology and the needs of potential brand partners and our existing brand partners. The success of these and other enhancements or developments depend on several factors, including their timely introduction and completion, sufficient demand and cost effectiveness. For example, the development of AI and machine learning technologies and products (collectively, “AI Technologies”) that replace our combination of specialized expertise and technological tools could harm our business and make our solutions less durable. It is difficult to accurately predict the adoption of new features or solutions, and related shifts in consumer behavior, as well as our recent rapid growth and limited experience in operating our business at its current scale, scope and complexity. Such uncertainty limits our ability to predict our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot navigate such uncertainties or are unable to successfully develop new features or solutions or to enhance our existing solutions or otherwise overcome technological challenges and competing technologies to gain market acceptance, then our business and results of operations will be adversely affected.
We may be unable to source additional, or strengthen our existing relationships with, brand partners, and the loss of any significant brand partners would negatively impact our business.
We purchase significant amounts of products from our brand partners and there can be no assurance that our current brand partners will maintain or increase these amounts or otherwise be able to accommodate our anticipated growth or continue to supply current quantities at current prices. An inability of our existing brand partners to provide products in a timely or cost-effective manner, including as a result of low inventories or supply chain challenges, could affect our revenue and materially and adversely affect our business, financial condition and results of operations. A variety of factors outside our control, including, failure by brand partners to effectively promote products or manage regulatory changes, negative publicity or damage to our brand partners’ reputation, product recalls, deterioration in product quality, changes in consumer preferences or trends, supply chain disruptions experienced by brand partners, availability of better or more affordable alternatives or technological advancements and innovation, could negatively affect our ability to strengthen our existing relationships with brand partners. For the year ended December 31, 2024,               brand partners in the health and wellness category accounted for                % and               % of our inventory purchases and contributed significantly to our growth in recent periods. The loss of these or any of our other significant brand partners or any change in pricing structure or volume with brand partners would have a negative impact on our business, financial condition and results of operations.
In order to attract quality brand partners, we must:
•ensure a seamless, consistent and low-friction collaboration model of acquiring inventory from brand partners;
•maintain our unique and scaled data assets;
•provide differentiated insights into producing traffic, conversion, price and availability insights, including by investing in and improving our AI Technologies, that we use to make data-driven decisions;
•provide technology that delivers brand partners a superior return on advertising spend;

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•continue to enhance operations and fulfillment capabilities that leverage Pattern’s scale to minimize logistics and shipping costs associated with inbounding products to marketplaces;
•attract and retain a team of industry experts across marketing, fulfillment, customer service, brand protection and marketplace management;
•maintain our scale to provide comprehensive solutions across marketing, fulfillment, customer service and marketplace management on a global basis;
•identify and convert existing demand into sales;
•maintain consistent and cohesive brand positioning and customer experience across all ecommerce channels;
•convert one-time customers to repeat customers;
•continue to expand internationally; and
•provide high-quality customer service.
We continually seek to expand our base of brand partners and to identify new products. If we are unable to identify or enter into agreements with new brand partners or to replace the loss of any of our existing brand partners, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition and results of operations may be adversely affected. Although we have long-term agreements with certain significant brand partners that do not permit termination for convenience, a substantial portion of our brand partner agreements provide termination for convenience upon 60 days’ notice.
We rely on our brand partners’ contractual obligations to us, including with respect to reimbursing us for any advertising costs incurred in selling such brand partners’ products, performing their obligations with respect to promotions and buybacks, enforcing exclusivity provisions in our contracts, enforcing policies against unauthorized sellers and indemnifying us in connection with product recalls and liabilities. The insolvency of brand partners, including through bankruptcy, has in the past, and may in the future, impact our ability to collect amounts owed to us. We cannot control whether another seller of our brand partners’ products sells at a lower price than us or if brand partners fail to maintain a pricing or brand equity strategy across all distribution channels. If customers choose to purchase the product in another distribution channel, this could lead to lost sales revenue for us. Further, brand partners could also reduce their advertising spend at their discretion. In addition, disputes with respect to intellectual property of our brand partners could restrict our ability to list or sell the affected products on marketplaces. Any of the foregoing could materially and adversely affect our business and results of operations.
Our estimate of the gross merchandise value of potential additional brand partners may prove to be inaccurate.
Our estimate of the GMV of potential additional brand partners contained in this prospectus is based on industry publications and reports or other publicly available information as well as our management’s estimates and extrapolations. This estimate is based on the expected merchandise value of all products estimated to be sold by brands that have products offered on marketplaces in 2024 in the geographies where we operate. It involves a number of assumptions and limitations, is subject to significant uncertainty, and you are cautioned not to give it undue weight. While we believe our assumptions and the data underlying our estimate are reasonable, these assumptions may not be correct, and the conditions supporting our assumptions may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimate may prove to be incorrect. Further, there can be no assurance that we will pursue, engage or enter into agreements with any of these brands or that we will be able to monetize any or all of the GMV of these brands, which could materially and adversely affect our growth prospects, business and results of operations.
Our future success depends on the continuing efforts of our co-founders and senior management team.
Our future success depends on the continuing efforts of our senior management team, including our co-founders, David Wright, our Chief Executive Officer, and Melanie Alder, our Chief Strategy Officer. We rely on the

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
leadership, knowledge and experience that our senior management team provides. They foster our corporate culture, which has been instrumental in our ability to attract and retain new talent. The market for such positions is intensely competitive, which could increase our costs to attract and retain talented individuals. As a result, we may incur significant costs to attract and retain executive officers and other senior management personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards.
Employee turnover, including changes in our management team, could disrupt our business. The loss of one or more of our executive officers or other key employees, especially our co-founders, including due to a leave of absence for medical reasons or otherwise, or the failure by our senior management team to effectively work together or with our employees and lead our company, or our inability to attract and retain highly skilled employees could have an adverse effect on our business, financial condition and operating results. We do not maintain key man life insurance with respect to any executive officer, including our co-founders.
We depend on highly-skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.
Our future success will depend, in part, upon our continued ability to identify and hire skilled personnel with the skills and technical knowledge that we require, including software design and programming, marketing, sales, brand management, data science, AI, operations, international commerce and other key personnel and our business plans and growth may depend on hiring a significant number of additional employees. Such efforts will require significant time, expense and attention as there is intense competition for such individuals, and new hires require significant training and time before they achieve full productivity, particularly with new products and brand partners and in new territories. We may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition to hiring new employees, we must continue to focus on developing, motivating and retaining our best employees across the globe, most of whom are at-will employees. If we fail to identify, recruit and integrate strategic personnel hires, our business, financial condition and results of operations could be adversely affected. Further, inflationary pressure may result in employee attrition to the extent our compensation does not keep up with inflation. Additionally, the failure to continue hiring new personnel or the loss of any significant number of our existing key personnel could harm our business, financial condition and results of operations. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached various legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. We have a number of current employees who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. If the perceived value of our equity awards declines or experiences significant volatility (including as valuations of companies comparable to us decline due to overall market trends, inflation and related market effects or otherwise) such that prospective and existing employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees or result in us granting additional equity awards, which would result in additional stock-based compensation expense and further dilution to our stockholders. Our ability to attract, retain and motivate employees may be adversely affected by declines in the market price of our Series A common stock. Additionally, we have less experience with recruiting in geographies outside the United States and may face additional challenges in attracting and retaining international employees. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.
We are highly dependent on the services of David Wright, our Chief Executive Officer and co-founder, and Melanie Alder, our Chief Strategy Officer and co-founder, who are married to each other. The separation or divorce of our co-founders in the future could adversely affect our business.
We are highly dependent on the services of David Wright, our Chief Executive Officer and co-founder, and Melanie Alder, our Chief Strategy Officer and co-founder, who are married to each other. If Mr. Wright or Ms. Alder were to discontinue their service to us due to death, disability or any other reason, or if they were to become

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
separated or divorced or could otherwise not amicably work with each other, we would be significantly disadvantaged. In addition, their work performance may not be satisfactory if they become preoccupied with personal matters. Mr. Wright and Ms. Alder, through their beneficial ownership of all of our Series B common stock, control approximately           % of the total combined voting power of our capital stock. If Mr. Wright and Ms. Alder become separated or divorced, and neither one of them individually controls more than 50% of the voting power of our capital stock we could lose our “controlled company” status. Further, their interests may diverge as a result of divorce or separation. In these cases, our business could be materially harmed.
If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.
To remain competitive, we must continue to enhance the features of our technology. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our technology due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may miss market opportunities. Further, many of our competitors expend a considerable amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.
Our future success will depend on our ability to improve the function, performance and reliability of our technology. The development of new and upgraded solutions involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded software and integrate them into our technology. The introduction of new and upgraded design features and software also involves a significant amount of marketing spending. We must also manage our existing technology, as we continually test, grow and use our technology to support the distribution of our brand partners’ products. Our revenues and competitive position could be materially and adversely affected if we fail to improve our design features or our technology.
If we are unable to accurately forecast consumer demand, manage our inventory and plan for future expenses, our business, financial condition and results of operations could be adversely affected.
We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future consumer demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our brand partners based on our estimates of future consumer demand for the products we sell. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a sufficient amount of inventory and may not be able to satisfy short-term demand increases. Accordingly, if we fail to accurately forecast customer demand, we may experience excess inventory levels, a shortage of products available for sale and loss of profits. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs or the sale of excess inventory at suboptimal prices, which would cause our operating results to suffer. Conversely, if we underestimate customer demand, including as a result of unanticipated growth, our brand partners may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our brand partners’ products to our customers could result in reputational harm for our brand partners, damage our customer relationships and brand partner relationships, harm our cash flows and prospects for growth and have an adverse effect on our business, financial condition and results of operations.
While we devote significant attention to forecasting efforts, the volume, timing and value of the orders we receive are inherently uncertain. In addition, we cannot be sure growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general global economic and business conditions and the degree of consumer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Political and economic instability, the financial stability of brand partners, brand partners’ ability to meet our standards, labor problems experienced by brand partners, the availability of raw materials, merchandise quality issues, currency exchange rates, transport availability and cost, transport security, inflation and other factors relating to our brand partners are beyond our control and may affect our ability to efficiently obtain products from our brand partners, or to obtain those products at all.
We also are unable to predict whether any of the countries in which our brand partners’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the United States or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Furthermore, some or all of our brand partners’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.
We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.
We are not always able to accurately forecast our growth rate. We base our expense levels and investment plans on revenue estimates. A significant portion of our expenses and investments are fixed, and we are not always able to adjust our spending quickly enough if our revenue is less than expected.
Our revenue growth may not be sustainable, and our growth rates may decrease. Our revenue and profitable growth depends on the continued growth of demand for our brand partners’ products and our solutions, and our business is affected by, among other things, general economic, business and geopolitical conditions worldwide. A softening of demand, whether caused by a weakening of the United States or global economies, may result in decreased revenue or growth.
Our sales and operating results will also fluctuate for many other reasons, including due to factors described elsewhere in this section and the following:
Solutions
•our ability to collect, process and interpret comprehensive ecommerce and consumer data;
•our ability to attract and retain a global team of industry experts across marketing, fulfillment, customer service, data science, software development, marketplace compliance and marketplace management;
•our ability to maintain the security, reliability and integrity of our technology;
•timing, effectiveness and costs of expansion and upgrades to our software;
•the extent to which use of our technology is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages and similar events; and
•our ability to invest in technology and infrastructure, fulfillment and shipping capabilities and other expense categories.
Brand Partners
•our ability to retain and expand our network of brand partners;
•our ability to attract and retain mid-market brand partners;
•our ability to successfully expand our brand partners into new geographies;
•our ability to attract new brand partners in new and existing geographies, segments and verticals;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•our brand partners’ discretionary advertising spend allocated to the products we sell;
•our ability to accelerate products effectively, including by maintaining or increasing our margins, so that we are able to attract and retain brand partners without compromising profitability; and
•our ability to enhance our software-as-a-service (“SaaS”) solutions.
Products, Customers and Marketplaces
•changes in consumer trends and preferences;
•the success of our geographic, solutions, product and category expansions;
•our ability to offer products on favorable terms and manage order fulfillment and our inventory;
•variations in the level of returns for the products we sell;
•variations in the mix of products and services we sell;
•a decline in category sales volume or prices of specific products or categories, including with respect to health and wellness;
•our ability to retain and increase sales to existing customers, including with respect to health and wellness products, attract new customers and satisfy customer demands and preferences;
•our ability to maintain service levels and consistent quality;
•changes in usage or adoption rates of the internet, ecommerce, electronic devices and web services, including outside the United States;
•our ability to successfully compete against our current and future competition, including the introduction of competitive ecommerce acceleration, marketplace stores, products, point software solutions, services, price decreases or improvements;
•shifts in consumer trends away from ecommerce to brick-and-mortar; and
•outcomes of ongoing antitrust investigations and actions initiated against marketplaces.
Laws and Regulations
•adoption and expansion of trade restrictions, the occurrence of a trade war or other restrictive governmental action related to tariffs or trade agreements or policies, including between the United States and China;
•our ability to comply with existing and new applicable laws and regulations, including changing tax rates and tariffs;
•changes in regulations or marketplace policies that restrict the sale of specific categories, including health and wellness; and
•outcomes of legal proceedings and claims, which may include significant monetary damages or injunctive relief and could have a material adverse impact on our operating results.
General
•our ability to adjust fixed costs in a timely manner to address any unexpected revenue shortfalls, including those arising from weakened global economic conditions and negative consumer confidence regarding future economic conditions;
•our ability to collect amounts owed to us when they become due;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•new and existing technologies or industry trends which restrict online advertising, affect our ability to customize advertising or otherwise optimize our technology;
•our ability to maintain our unique culture of innovation, brand partner obsession and long-term thinking, which has been critical to our growth and success;
•our ability to secure financing, and the terms of any such financing, for our current operations and future growth;
•factors affecting our reputation or brand image (including any actual or perceived inability to achieve our goals or commitments, whether related to brand partners, customers, employees or other topics), and public perceptions regarding social or ethical issues related to our development and use of AI Technologies;
•availability of and increases in the prices of transportation (including fuel), resources such as land, water and energy, commodities like paper, packing supplies, hardware products and technology infrastructure products, including as a result of inflationary pressures; and
•constrained labor markets, which increase our payroll costs.
If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially and adversely affected.
To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. We have rapidly increased employee headcount since our inception to support the growth in our business. To support our continued growth, we must effectively integrate, develop and motivate a large number of new employees. We face significant competition for personnel, including in the Cincinnati, Ohio and Las Vegas, Nevada areas for warehouse labor. We face challenges to find and attract talent in the Lehi, Utah area, where our headquarters are located. In addition, we rely on our talent center in Pune, India to provide scalable technical support. We could face a significant increase in competition and costs to hire technical personnel in India. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and results of operations.
To support our growth, we expect to make significant sales and marketing expenditures to increase our revenue, increase awareness of our brand partners and introduce additional brand partners’ products. We expect to incur significant research and development expenses to increase the functionality of our technology. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments. In the future, we may shift significant resources to SaaS solutions. Brand partners might choose to subscribe to these SaaS solutions instead of using our ecommerce acceleration solution. However, we cannot guarantee that SaaS solutions will generate sufficient revenue and profitability to offset any loss of opportunities from our ecommerce acceleration solution. Consequently, this shift could adversely affect our revenue and growth. You should not consider our revenue growth and levels of profitability in recent periods as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect.
Additionally, the growth of our business places significant demands on our management and other employees. We are required to manage relationships with a growing number of brand partners, customers and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our customer or brand partner base. If we are unable to manage the growth of our organization effectively, our business, financial condition and results of operations may be materially and adversely affected.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We currently rely on a small number of third-party service providers to host or support a significant portion of our business, and any loss of or interruptions or delays in services from these third parties could impair the delivery of our solutions and harm our business.
We currently host and support our operations using third-party service providers, including Amazon Web Services. We also rely on a small number of third-party service providers including marketplace SaaS platforms to operate critical functions of our business, including payment processing, collection of comprehensive ecommerce and consumer data, data storage services, cloud-based data warehousing and content creation. We do not have control over the operations of the facilities of the hosting providers that we use, and these third-party operations may experience break-ins, computer viruses, denial-of-service or other cyber-attacks, sabotage, acts of vandalism and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes and similar events. We have experienced, and expect that in the future we will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, website hosting disruptions and capacity constraints. Any such limitation on the capacity of our third-party service providers could impede our ability to onboard new brand partners or expand the products offered to consumers, which could adversely affect our business, financial condition and results of operations. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. A prolonged service disruption affecting our technology for any of the foregoing reasons would negatively impact our ability to perform critical business functions and could damage our reputation with consumers and brand partners, expose us to liability, cause us to lose brand partners, increase our expenses, negatively impact our ability to manage sales of our brand partners’ products and access or save data stored to the cloud, which could otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party service providers we use.
Any changes in our hosting providers’ service levels may adversely affect our ability to meet the expectations of brand partners and customers. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close their data centers without adequate notice or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or public cloud computing service. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our solutions and harm our reputation and brand. We may not be able to easily switch to another public cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other public cloud and data center providers are subject to the same risks. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new products may be delayed or compromised, which would have an adverse effect on our growth and business.
In addition, we rely on third parties engaged by our brand partners to prevent unauthorized sellers from distributing their products. If these third parties fail to prevent unauthorized selling or are no longer able to provide these services or fail to sufficiently provide these services, it could adversely affect our business.
Our operating history may make evaluation of our future prospects difficult.
We launched operations in 2013, and we have since expanded our solutions and brand partner products. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•accurately forecast our revenue and plan our operating expenses;
•increase the number of and retain existing brand partners and customers;
•successfully compete with current and future competitors;
•successfully expand our business in existing markets and enter new markets and geographies;

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Pursuant to 17 C.F.R. Section 200.83
•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•maintain and enhance the value of our and our brand partners’ reputations and brands;
•adapt to rapidly evolving trends in the ways brands and consumers interact with technology;
•respond to interruptions or disruptions in our technology;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features;
•hire, integrate and retain talented technology, sales, customer service and other personnel;
•effectively manage rapid growth in our personnel and operations; and
•effectively manage our costs related to selling our brand partners’ products.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.
We have a history of losses, and we may be unable to sustain profitability or generate profitable growth in the future.
Although we generated net income in prior periods, including net income of $               million and $41.3 million for the years ended December 31, 2024 and 2023, respectively, we have experienced net losses in prior periods, including a net loss of $3.0 million for the year ended December 31, 2022. We may not maintain profitability in the future. We will need to sustain or increase revenue while managing our costs to sustain or increase profitability.
Our efforts to maintain and increase our profitability may not succeed due to factors such as increased costs due to inaccurate sales forecasting, inaccurate inventory forecasting and impairment charges for write-downs of goodwill, intangible assets, investments and other long-lived assets. As we continue to innovate and expand our solutions, we may initially harm our profitability. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Further, our revenue growth may slow or our revenue may decline for a number of reasons, including those described in these “Risk Factors.”
If we fail to properly develop, invest in and manage AI Technologies used in our solutions, our business, financial condition and results of operations could be materially adversely affected.
We have incorporated, and expect in the future we will continue to incorporate, AI Technologies into our solutions. We power our solutions with AI Technologies that help us and our brand partners achieve data insights faster. For example, we leverage machine learning algorithms in certain features to aid brand partners in analyzing their product data.
We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying AI Technologies and there can be no assurance that the usage of, or our investments in, such AI Technologies will always be beneficial to our solutions or business, including our efficiency or profitability.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We use AI Technologies licensed from third parties to power our technology and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party technology. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business could be harmed.
The use of new and evolving technologies, including AI Technologies, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.
We may continue to use and integrate AI Technologies into our business processes, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. Uncertainty around new and emerging AI applications such as generative AI content creation may require additional investment in the development of proprietary data sets, machine learning models and systems to test for accuracy, bias and other variables, which are often complex, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI Technologies, which may be costly and could impact our profit margin if we are unable to monetize such assets. In addition, AI Technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed or contains copyrighted or other protected material, and if our brand partners or others use this flawed content to their detriment, we may be exposed to brand or reputational harm, competitive harm or legal liability. Developing, testing and deploying AI Technologies may also increase our costs due to the nature of the compute power costs involved in such systems.
If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. Additionally, we expect to see increasing government and supranational regulation related to AI use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the European Union’s Artificial Intelligence Act (“AI Act”) — the world’s first comprehensive AI law — entered into force in August 2024 and, with some exceptions, will begin to apply as of August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk AI systems, and encourages providers and deployers of AI systems to account for European Union (“EU”) ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability and administrative requirements. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our solutions to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of confidential, sensitive, proprietary and business and personal information (collectively, “confidential information”) and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations and adversely impact our business.
Significant changes in marketplace return or refund policies, our ability to recover return or refund reimbursements, brand contractual arrangements or delays in processing returns or refunds could harm our business.
Typically, marketplaces reimburse us for any loss or damage to products while those products are in marketplace control. We are responsible for the risk associated with customer product returns or refunds. However, most of our brand partners are contractually obligated to reimburse us for any products that customers damage or return, but we are responsible for billing for such reimbursements. Any change in marketplace policies, our ability to

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
bill or recover reimbursement costs or our brand partners’ agreements with us regarding these reimbursements could adversely impact our profits. We and our brand partners would be adversely affected by an uptick in customer returns. Additionally, we are dependent on the marketplaces to track and process these reimbursements. Any deficiencies in the marketplaces’ ability to process these reimbursements could impact our profits. If product returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition and results of operations could be adversely affected.
We are subject to product liability claims when people or property are harmed by the products we sell.
Some of the products we sell expose us to product liability claims relating to personal injury, illness, death or environmental or property damage, including, but not limited to, those that may arise from off-label use, malfunctions, design flaws or manufacturing defects related to our brand partners’ products or the use of our brand partners’ products with incompatible components or systems. In addition, as we continue to expand our product mix, we may enter or create new markets which may expose us to additional product liability risks. Regardless of the merits or eventual outcome, liability claims may result in decreased demand for our current or future products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to customers, regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions, loss of revenue and the inability to sell our current or any future products.
While our agreements with brand partners stipulate that they list us as an additional insured on their insurance policies and indemnify us against all product liability claims, we also maintain our own insurance policies to cover such claims. Additionally, certain marketplaces reimburse our customers for certain product liability claims up to certain limits pursuant to their policies. Failure by third parties to fulfill their contractual obligations regarding insurance coverage and indemnification could lead to legal actions or claims against us, potentially resulting in financial losses. Additionally, we may incur expenses, or be subject to liability, related to the transportation, storage or disposal of our brand partners’ products including under any federal, state, local and foreign laws and regulations. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
In addition, the Food and Drug Administration (“FDA”), does not pre-approve products or the labeling of certain products we sell, so it has not approved, nor has it reviewed or approved any claims our brand partners make related to our brand partners’ products. If the FDA or any other governmental authority were to take issue with any of the ingredients used in our brand partners’ products, the claims brand partners make about their products or other aspects of our brand partners’ product labeling, such as components of their facts panel, or require that they change or cease making certain claims or otherwise alter marketing strategy, we may be unable to sell our inventory and we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.
The illegal distribution and sale by third parties of counterfeit versions of our brand partners’ products or the unauthorized diversion by third parties of our brand partners’ products could have an adverse effect on our revenue and a negative impact on our reputation and business.
Third parties have in the past and may in the future illegally distribute and sell counterfeit versions of our brand partners’ products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our original products and the counterfeit products could pose safety risks that our original products would not otherwise present to consumers. Consumers could confuse counterfeit products with brand partners’ original products. All of these events, separate or combined, could damage or diminish the image, reputation or value of us and our brand partners and cause customers to refrain from purchasing the products we sell in the future, which could adversely affect our reputation, business, financial condition and results of operations.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our business depends on our ability to successfully drive digital traffic to our product listings on marketplaces. We may not be able to maintain and enhance our product listings if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to customer expectations, which could materially adversely affect our business, results of operations and growth prospects.
Maintaining and enhancing our product listings is critical in expanding and growing our business. However, consumers perceive our performance not only based on our listing but also based on third parties outside of our control, including brand partners, third-party delivery agents and marketplaces.
Customer complaints or negative publicity about the products we sell, delivery times, data handling and security practices, customer support or marketing strategies, even if not accurate, especially on blogs, social media websites and marketplaces, could rapidly and severely diminish customers’ view of our product listings and result in harm to our brand partners and our brand. Third parties have in the past and may in the future disseminate false, deceiving and harmful rhetoric about our business. Customers may also make safety-related claims regarding products sold through marketplaces, which may result in the temporary or permanent removal of product listings from marketplaces. We have from time to time experienced such removals, and such removals may materially impact our financial results depending on the product listing that is removed and length of time that it is removed.
Our inability to accurately predict customer demand or effectively optimize and manage our logistics and customer service operations could lead to either excess or insufficient capacity, increased costs and potential impairment charges, all of which could materially harm our business. As we expand our logistics and customer service capabilities or introduce new products with varying requirements, the complexity of our operations increases, making them more challenging to manage. We cannot guarantee that we will be able to maintain operational efficiency as we scale.
If we fail to offer high-quality customer support or are unable to achieve or maintain a high level of customer satisfaction, demand for our brand partners’ products could suffer.
We believe that our future revenue growth depends, in part, on our ability to provide customers with quality service that meets or exceeds our customers’ evolving needs and expectations, and is conducive to our ability to continue to sell our brand partners’ products to customers. The importance of high-quality customer support will increase as we expand our business. We are not always able to provide our customers with this level of service, and our customers occasionally encounter challenges in our customer support, including as a result of human error, outages, errors or bugs in our technology or third-party software. Our ability to provide effective and timely support is largely dependent on our ability to attract and retain skilled employees who can support our customers and are sufficiently knowledgeable about the products and our solutions. As we continue to grow our business and improve our solutions, we will face challenges related to providing quality support at an increased scale. If we do not help our customers quickly resolve issues and provide effective ongoing support or are unable to achieve or maintain a high level of customer satisfaction, we could experience more complaints from customers, brand partners ending their relationship with us, lower than expected repeat purchases, disputes and additional costs or negative publicity, any of which could have an adverse effect on our business, financial condition and results of operations.
We rely on third-party transportation vendors, last mile carriers and marketplaces to ship and deliver our customers’ orders.
We rely on third parties, such as our transportation vendors, last mile carriers and marketplace fulfillment networks, to deliver products to our customers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of pilots and truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices, adverse weather conditions, human-caused disasters or accidents, local and federal regulations, taxes, license and registration fees, insurance premiums, geopolitical events and security issues, labor or trade disputes or other adverse changes related to such third-party services could increase our costs and disrupt our operations and our ability to deliver products to our customers on the timing they expect or at all. Further, we rely on the business continuity plans of these third parties to maintain operations during such events, but we have limited control over their plans. As a result, we may be unable to prevent delays, cost increases

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
or disruptions caused by reduced availability, capacity constraints or heightened safety measures. We may also experience shipping delays or disruptions due to other carrier-related issues relating to their own internal operational capabilities. The failure of our shipping partners to provide quality customer service when delivering products to us or our customers could negatively impact our business and operating results.
Our success will also depend, in part, on our ability to build and maintain relationships with these vendors and marketplaces on commercially reasonable terms. For example, we rely on marketplaces for fulfillment and delivery of many of our brand partners’ products to customers. Our agreements with brand partners generally require our brand partners to cover increases in marketplace fulfillment fees, which marketplaces have previously changed, and can in the future change, in their discretion. If marketplace fulfillment fees materially increase and our brand partners fail to meet their obligation to cover these costs, our margins would be negatively impacted. If we are unable to build and maintain such relationships on commercially reasonable terms, we may need to procure alternatives, which may be time consuming, costly or result in disruptions in our business or increased costs to our brand partners. Even if we are able to build and maintain such relationships, if these third parties are unable to deliver their services on a timely basis, customers and marketplaces could become dissatisfied, which would adversely affect our revenue, reputation and business.
For international operations, in certain countries we rely on third-party logistics and cross-docking partners to collect, sort and prepare for cross-border shipping of brand partners’ products. We may generally employ a single provider of cross-docking services in our outbound markets to the extent the number of alternative providers and minimum volume requirements imposed by such providers are relatively low. Our ability to ship products in a timely manner is dependent on our ability to secure third-party logistics and cross-docking services and in the event that we cannot secure them in specific geographies or are unable to secure them at competitive prices or with adequate service reliability and availability, our operations may be adversely affected. Moreover, if a third-party logistics or cross-docking service provider fails to provide the service, our operations will be adversely affected until such time that we are able to shift to an alternative provider.
Any of the foregoing operational disruptions to our transportation vendors, our inability to negotiate competitive rates with such vendors or our inability to switch to alternative vendors could adversely affect our business.
The variability in our business places increased strain on our operations.
Demand for the products we sell can fluctuate significantly for many reasons, including as a result of seasonality, holiday season and other peak events, promotions, product launches, advertising spend or unforeseeable events, such as in response to global economic conditions including recessionary fears or rising inflation, natural or human-caused disasters, extreme weather or geopolitical events. Our failure to stock or restock products in sufficient amounts such that we fail to meet customer demand could significantly affect our revenue and our future growth. When we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could materially reduce profitability. In addition, we may be unable to adequately staff our logistics network and customer service centers during these peak periods and may be unable to meet the seasonal demand. Risks described elsewhere relating to logistics network optimization and inventory are magnified during periods of high demand.
We rely on our brand partners to fund the advertising of the products we sell. As a result of fluctuations in marketing budgets in the beginning of the fiscal year or from quarter to quarter, some brand partners may not be able to allocate proper funds to advertising spend which could result in lower sales of the product.
We may not be able to compete successfully against current and future competitors.
We face competition in various aspects of our business and we expect such competition to grow in the future. Ecommerce is highly competitive and brands have a number of options to execute their ecommerce strategy. Brands could grow their ecommerce business themselves, marketplaces could directly offer brands’ products and existing tools and service providers could focus on implementing an ecommerce acceleration model. Other third-party sellers may secure better terms from our brand partners, adopt more aggressive pricing, undercut retail prices in an effort to increase their market share and devote more resources to technology, infrastructure, fulfillment, advertising and marketing. In addition, other third-party sellers may leverage their distribution networks, or brands could engage in

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
direct sales on marketplaces, allowing them to implement more aggressive pricing strategies and offer more attractive sales terms. This could cause us to lose sales opportunities or force us to sell our inventory at lower prices. The internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser-known businesses to compete against us. As a result, our potential competitors may be able to develop products and services that may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies or regulations. Our business model may not be successful, we may fail to gain or may lose business and we may be required to increase our spending or lower prices to remain competitive. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.
Competition continues to intensify, including with the development of new business models and the entry of new and well-funded competitors and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. Further, shifts in consumer trends away from ecommerce to brick-and-mortar could adversely affect our revenue and growth. In addition, new and enhanced technologies, including applications of AI and machine learning, may in the future influence brand partners to choose to develop their own solutions and no longer rely on us for distribution of their products.
We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and results of operations.
We procure third-party insurance policies to cover various operations-related risks, including products liability, cargo liability, workers’ compensation, cybersecurity and data breaches, directors’ and officers’ liability and general professional liability. For certain types of business risk, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks, and we may have to pay high premiums, co-insurance, self-insured retentions or deductibles for the coverage we do obtain. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.
If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, high premiums or otherwise paid by our insurance policy. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance costs and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims or the number of claims significantly exceeds our historical experience and coverage limits, we experience a claim in excess of our coverage limits, our insurance providers fail to pay on our insurance claims, we experience a claim for which coverage is not provided or the severity or number of claims under our deductibles or self-insured retentions differs from historical averages.
We are subject to local laws, rules and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure or perceived failure by us to comply with existing or future local laws, rules and regulations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. Additionally, anticipated or future local laws, rules and regulations relating to insurance coverage could require additional fees and costs. Compliance with these rules and any related lawsuits, proceedings or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs and disrupt our business.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our business suffers when we are unsuccessful in making, integrating and maintaining acquisitions and investments.
We have acquired and invested in a number of companies and we may in the future acquire or invest in or enter into joint ventures with additional companies. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related lawsuits or claims;
•difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;
•difficulties in retaining key employees or business partners of an acquired company;
•difficulties in retaining vendors, brand partners and customers, as applicable, of an acquired company;
•challenges with integrating the brand identity of an acquired company with our own;
•disruptions to our ongoing business, diversion of resources, increases to our expenses and distraction of our management;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•negative impacts to our financial results as a result of incurring charges or assuming substantial debt or other liabilities, adverse tax consequence or unanticipated accounting treatment, exposure to claims and disputes by stockholders and third parties;
•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices or employee or user issues;
•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new services cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition and results of operations could be adversely affected.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Our results of operations may be adversely affected by changes in foreign currency exchange rates.
Our operations and customer base are currently concentrated in the United States. Therefore, we currently have limited foreign currency diversification and exposure. However, our foreign currency diversification and exposure may increase as international sales of our brand partners’ products increase over time. As a result, our revenue and profits generated by any non-U.S. operations may fluctuate from period to period as a result of changes in foreign currency exchange rates. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. Any of these factors could decrease the value of revenue and profits we derive from our non-U.S. operations and adversely affect our business.
We may also seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of hedging arrangements. To the extent that we hedge our foreign currency exchange rate exposure, we forgo the benefits we would otherwise experience if foreign currency exchange rates changed in our favor. There can be no assurances that our hedging or other strategic techniques will mitigate the risks associated with such fluctuations, and our currency exchange rate risk management activities could expose us to substantial losses if such rates change materially from what we expect.
Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.
In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms or at all, and our failure to raise capital when needed could harm our business. We may sell Series A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our Series A common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Series A common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.
Restrictions in our revolving credit facility could adversely affect our operating flexibility.
Our revolving credit facility limits our ability to, among other things:
•incur additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates;
•merge or consolidate with another company; and
•transfer, sell or otherwise dispose of assets.
Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios. The provisions of our revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our revolving credit facility could adversely affect our business, financial condition and results of operations. In addition, a failure to comply with the provisions of our revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our revolving credit facility is accelerated, our assets may be insufficient to repay such amounts in full, and holders of our Series A common stock could experience a partial or total loss of their investment. See the section titled

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Our international operations subject us to additional costs and risks that can adversely affect our business, financial condition and operating results.
International expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. In certain international markets we have relatively limited operating history, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources.
In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:
•local and political conditions;
•restrictive governmental actions (such as trade protection measures, including export duties, quotas, custom duties, tariffs, penalties, sanctions and restrictions around the import and export of certain products, technologies and components), nationalization (including in China) and restrictions on foreign ownership;
•laws and regulations regarding privacy, data use, data protection, data security, data localization, network security, consumer protection, pricing, discounting, product labeling, environmental safety, payments, advertising, labor and competition;
•business licensing or certification requirements, such as for imports, exports, web services and electronic devices;
•restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less internet-friendly legal systems, local laws, lack of legal precedent and varying rules, regulations and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;
•potential complications in enforcing contracts and collections;
•shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
•limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
•difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;
•limited fulfillment and technology infrastructure;
•lower levels of use of the internet;
•lower levels of consumer spending and fewer opportunities for growth compared to the United States;
•increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
•difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
•different employee/employer relationships and the existence of works councils and labor unions;
•varied labor and employment laws, including those relating to termination of employees;
•compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•laws and policies of the United States and other jurisdictions affecting trade, foreign investment, loans and taxes for cross-border transactions;
•increased costs of funding loss-making international subsidiaries;
•increased administrative costs and risks associated with compliance with local laws and regulations, including relating to privacy and data security in China and the EU;
•increased financial accounting and reporting burdens and complexities;
•concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate;
•administrative difficulties, costs and expenses related to various local languages, cultures and political nuances; and
•terrorism, wars and geopolitical instability, including the Ukraine war, the Israel-Hamas war and the broader conflict in the Middle East.
Risks Related to Legal, Regulatory and Compliance
We are subject to extensive laws and regulations and we may incur material liabilities or costs related to complying with existing or future laws and regulations, and our failure to comply may result in enforcements, penalties, recalls and other adverse actions.
We are subject to a broad range of federal, state, local and foreign laws and regulations including those intended to protect public and worker health and safety, natural resources and the environment. Our operations are subject to regulation by various agencies, including the Occupational Safety and Health Administration, the FDA, the Department of Agriculture, the Federal Trade Commission, the Department of Justice, including the Antitrust Division, the European Commission, and other federal, state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling and export of our brand partners’ products, including food safety standards and pricing and competition. In addition, we and our brand partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the U.S. Environmental Protection Agency, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes and public and worker health and safety. These laws and regulations also govern our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions and citizenship requirements. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future. Authorities may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We may incur (directly or indirectly) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities or costs of compliance with any such laws and regulations could materially and adversely affect our business, financial condition and results of operations. In addition, changes in these laws and regulations could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct and compromise our growth strategy. As our business matures and we expand geographically and into different product categories, we may become subject to new laws and regulations in new jurisdictions. It is difficult to predict how existing and future laws will be applied to our business as it exists today and may exist in the future.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Changes in international trade policies or tariffs and rising political tensions, particularly between the United States and China, could have a material impact on our business, financial condition and results of operations.
A decrease in the level of imports to and exports from China could have a material impact on our business, financial condition and results of operations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our global expansion, our financial condition and results of operations.
Trade tensions between the United States and China have escalated over the past several years which resulted in elevated tariffs. There can be no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate these tariffs. These tariffs, and the related geopolitical uncertainty between the United States and China, may cause decreased demand for the products we sell or increase the cost to us of our brand partners’ products, which could have a material impact on our business, financial condition and results of operations. For example, consumers may respond to the imposition of tariffs or threat of tariffs on the products we sell by purchasing alternative products at a lower price. The resulting environment of retaliatory trade or other practices or additional trade restrictions or barriers, if implemented on a broader range of our brand partners’ products, could harm our ability to sell brand partner products at prices consumers are willing to pay, which could have a material impact on our business, financial condition and results of operations. The change in the U.S. presidential administration resulting from the 2024 election may or may not change these tariff actions and it remains unclear what additional, new or different actions, if any, will be taken by the United States, China or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, the erection of barriers to trade, tax policy related to international commerce or other trade matters. The imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies could materially impact our sales and profitability. Ongoing international trade disputes and changes in trade policies could also impact economic activity and lead to a general contraction of consumer demand. Future actions or escalations by either the United States or China that affect trade relations could also negatively affect our business and/or that of our brand partners, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.
We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.
We are subject to the FCPA, U.S. domestic bribery laws and other anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to market our solutions and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of anti-corruption laws, for which we may be ultimately held responsible, or that we will be able to timely detect such actions. As we increase our international sales and business, our risks under these laws may increase.
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from our senior management team. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputation harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Government regulation of the internet, mobile devices and ecommerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition and results of operations.
We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet, mobile devices and ecommerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, ecommerce or other online services, increase the cost of providing online services, require us to change our business practices or raise compliance costs or other costs of doing business. These evolving regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, mobile, electronic contracts and other communications, consumer protection and the characteristics and quality of our brand partners’ products. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes and personal privacy apply to the internet and ecommerce. In addition, in the future, it is possible that foreign government entities in jurisdictions in which we seek to expand our business may seek to or may even attempt to block access to marketplaces on which we sell or our website. Negative developments regarding trademark law and other property rights may result in our brand partners’ inability to maintain adequate enforcement of rights against unauthorized sellers. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition and results of operations.
We and our business partners and service providers may be subject to a variety of privacy and data security laws, regulations and contractual obligations, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with them could expose us to significant fines and other penalties and otherwise harm our business, financial condition and operations.
In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy and security laws (collectively, “personal information”). The legislative and regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, several jurisdictions, including those in which we operate or collect personal information, have established their own data privacy and security frameworks with which we must comply. For example, in the United States, numerous federal and state laws and regulations, including state data breach notification laws, marketing/advertising laws, and federal and state consumer protection and data privacy and security laws (e.g., Section 5 of the Federal Trade Commission Act and the California Consumer Privacy Act (“CCPA”) and similar laws in other states), that govern the collection, use, disclosure and protection of personal information, apply to our operations and the operations of our business partners and service providers.
The CCPA, which went into effect on January 1, 2020, established a comprehensive privacy framework for covered businesses by creating an expanded definition of personal information, and, amongst other requirements, establishing robust data privacy rights for California residents, imposing significant transparency obligations on covered businesses and requiring CCPA-compliant contracts between covered businesses and their service providers. It also provides for civil penalties for violations, and allows for a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which amended the CCPA and became effective January 1, 2023, has imposed additional obligations on companies covered by the legislation. The CPRA significantly modified the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency that was vested with authority to implement and enforce the CCPA. Many aspects of the CCPA, as amended by the CPRA, and its interpretation remain unclear. As such, its full impact on our business and operations remains uncertain.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Similar laws have taken effect or been passed in numerous other states and proposed in others still. Such legislation adds additional complexity, variation in requirements, restrictions and potential legal risk, requires additional investment of resources in compliance programs, impacts strategies and could result in increased compliance costs and/or changes in business practices and policies. The existence of data privacy and security laws in different states in the country makes our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. These various data privacy and security laws may impact our business activities, including relationships with business partners and ultimately the marketing and distribution of our brand partners’ products. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we may likely become subject, if enacted.
Moreover, laws, regulations and standards covering marketing, advertising and other activities conducted by telephone, email, mobile devices and the internet may be or become applicable to our business, such as the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act.
In addition, brand partners utilize our platform to power their ecommerce acceleration across more than 100 countries and we must also address privacy and data protection requirements from other jurisdictions outside of the United States. Outside the United States, an increasing number of laws, regulations and industry standards apply to data privacy and security, including the EU’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR” and together with the EU GDPR, “GDPR”), which impose strict requirements for processing personal data. Violators of these laws face significant penalties. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under EU GDPR/17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
In conducting our business, we may transfer personal information from the EU, the UK and other jurisdictions to the United States or other countries. The GDPR and other laws impose requirements on the transfer of personal information to other countries. In particular, the GDPR has significantly restricted the transfer of personal information to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions have adopted or may adopt similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal information to the United States under the GDPR in compliance with law, such as the EU GDPR’s standard contractual clauses, the UK GDPR’s International Data Transfer Agreement/Addendum and the EU-U.S. Data Privacy Framework (“Framework”) and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal information to the United States and other third countries.
If there is no lawful manner for us to transfer personal information from various jurisdictions, including the EU and UK, to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information, as well as other adverse consequences. In particular we may be unable to import personal data to the United States and other third countries in which we operate, which could significantly and negatively impact our business operations. Additionally, companies that transfer personal information out of the EU and UK to other jurisdictions, particularly to the United States, may be subject to increased scrutiny from regulators, individual litigants and activist groups.
Beyond the United States and Europe, we face challenges of privacy and data protection laws in numerous jurisdictions in which we operate, including China which has a stringent privacy, cyber and data protection regulation. Most notably, the Personal Information Protection Law of China (“PIPL”) was adopted on August 20, 2021, and went into effect on November 1, 2021. Similar to the GDPR, the PIPL calls for extraterritorial application, data minimization, data localization and purpose limitation requirements, and obligations to provide

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
certain notices and rights to citizens of China. The PIPL allows for fines of up to 50 million renminbi or 5% of a covered company’s revenue in the prior year. In addition, the PIPL has certain requirements that must be met before data can be transferred across border.
In addition to legislative and regulatory frameworks we are subject to governing the processing of personal information, we are also contractually subject to data privacy and security obligations. Moreover, we publish privacy policies, marketing materials and other statements regarding data privacy and security. If we fail to abide by our contractual obligations or these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Legislative and regulatory, contractual and other obligations related to data privacy and security (and data privacy expectations from our business partners and constituencies) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our information technologies, systems and data processing practices and to those of any third parties that process personal data on our behalf.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by one of our third-party service providers to comply with applicable law, regulations or contractual obligations could result in adverse effects, including proceedings against us by governmental entities or others.
If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and even criminal penalties for company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class-action claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to, loss of brand partners or customers, interruptions or stoppages in our business operations, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our solutions, expenditure of time and resources to defend any claim or inquiry, adverse publicity or revision or restructuring of our operations.
If we or our third-party providers fail to protect confidential information and/or experience data security incidents, breaches or compromises, there may be damage to our brand and reputation, financial penalties and legal liability, which would materially adversely affect our business, results of operations and financial condition.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business. We own and manage some of these technology systems, but also rely on third parties for a range of systems and related products and services. We also collect, process, store and transmit large amounts of data, including confidential information.
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our technology systems and confidential information. Threat actors, including nation-states and nation-state-supported actors now engage, and are expected to continue to engage, in cyber-attacks through diverse attack vectors such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) software or solutions. Due to the current geopolitical environment, we and our brand partners are at heightened risk

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our brand partners’ products. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of confidential data and income, reputational harm and diversion of funds.
We rely upon email and other electronic means of communication to connect with customers. Our brand partners or customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our brand partners’ or customers’ computers, smartphones, tablets or other devices. Spoofing and phishing may damage our brand and increase our costs, and we have experienced incidents related to phishing, though these incidents have not been material to date. Any failure to mitigate the effectiveness of such malicious activity in the future could damage our brand or increase our costs.
We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email and other communication, content delivery to customers, back-office support and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may themselves inappropriately access such confidential information or may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the confidential information they process on our behalf, which could harm our reputation or adversely affect our business. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, we cannot be certain that our applicable contracts with these third parties will adequately limit our data security-related liability to them or be sufficient to allow us to obtain indemnification or recovery from them for data security-related liability that they cause us to incur.
Remote work has become more common and has increased risks to our information technology systems and confidential information as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes, or other remote work locations, may be less secure than those used in our offices. There is no guarantee that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. Additionally, future or past business transactions (such as acquisitions or integrations) have exposed and may in the future expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We and certain of our third-party providers have in the past, and may in the future experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools, including AI, that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents or avoid a material adverse impact to our technology systems, data or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective.
Any adverse impact to the availability, integrity or confidentiality of our technology systems or confidential information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations and financial condition.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
To the extent we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council. The Payment Card Industry Data Security Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business.
Failure to adequately maintain and protect our intellectual property and proprietary rights could harm our brand, devalue our proprietary content and adversely affect our ability to compete effectively.
Our success depends to a significant degree on our ability to secure, maintain, protect and enforce our intellectual property rights in our proprietary technology, know-how and our brand. To protect our rights to our intellectual property, we rely on a combination of patent, trademark, copyright and trade secret laws, domain name registrations, confidentiality agreements and other contractual arrangements with our brand partners, employees, affiliates, strategic partners, marketplaces and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation, dilution or other violations of our intellectual property rights. We make business decisions about when and where to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that our applications for patents will be granted, and even if they are, that the resulting patents will be of sufficient scope to provide meaningful protection. Further, even if we obtain adequate intellectual property protection, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our patents and other intellectual property rights. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Further, effective patent, trademark, copyright and trade secret protection may not be available to us or in every jurisdiction in which we offer or intend to offer our brand partners’ products and our technology. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and adversely affect our ability to compete effectively. Third parties may challenge the validity, enforceability, registration, ownership or scope of our intellectual property rights and defending against any such claims could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, results of operations and financial condition.
Further, a number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition. Given the long history of development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our own AI Technologies.
We may use generative AI Technologies, including tools provided by third parties, to develop or assist in the development of our own software. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
is commingled with such code. Finally, to the extent we use third-party AI Technologies to develop software, the terms of use of these tools may state that the third-party provider retains rights in the generated code.
If we fail to adequately protect our intellectual property rights, our competitors may gain access to our intellectual property and proprietary technology and develop and commercialize substantially identical solutions or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. Despite our pending U.S. patent applications, there can be no assurance that our patent applications will result in issued patents, or even if issued, that such patents would be of sufficient scope to provide meaningful protection. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents we have or may obtain, or that are licensed to us now or in the future, may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and technology capabilities and use information that we regard as proprietary to create solutions that compete with ours. The value of our trademarks could be diminished if others assert rights in or ownership of our trademarks, or if they use and assert rights in trademarks that are similar to our trademarks. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions and technology capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.
In order to protect and defend our intellectual property rights, we may be required to spend significant resources to monitor for infringement and to enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions and technology capabilities, impair the functionality of our solutions and technology capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions or injure our reputation.
We may not be able to successfully halt the operations of copycat websites or the infringement or misappropriation of intellectual property rights in Pattern, or elements or functionality embodied therein, including, but not limited to, our digital catalog. However, we may not be able to detect all such activities in a timely manner and, even if we do, we cannot guarantee that our efforts to protect and enforce our intellectual property rights will be successful. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.
Third parties have from time to time claimed, and may claim in the future, that we have infringed their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, require us to indemnify our brand partners or third-party service providers, materially disrupt the conduct of our business and have a material and adverse effect on us and our brand partners and result in the payment of substantial damages or injunctions against us or require us to enter into costly royalty or licensing agreements, if available. Additionally, there can be no assurance that favorable outcomes will be obtained. Any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our business, financial condition and results of operations. We may need to obtain licenses from, or enter into royalty arrangements with, third parties who allege that we have infringed their rights, but such licenses or arrangements may not be available on terms acceptable to us or at all. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. As a result, these claims could materially and adversely affect our business, financial condition and results of operations.
We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks or service marks.
We have registered domain names that we use in, or are related to, our business, most importantly www.pattern.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our solutions under a new domain name, which could cause us substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States due to a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks, trade names or service marks. Protecting, maintaining and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition and results of operations.
Our technology makes use of open source software components, and a failure to comply with the terms of the underlying open source software licenses could negatively affect our ability to use our technology and subject us to possible litigation.
Our technology incorporates and is dependent, to a significant extent, upon the use of open source software, and we intend to continue our use of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements, depending on how the licensed software is used or modified, that we offer our proprietary software that incorporates the open source software for little or no cost, that we make available source code for modifications or derivative works we create based upon incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. This could enable our competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of our competitive advantage. Further, if an author or other third-party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use of our technology that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the use of our technology and ultimately the sale of our brand partners’ products. Litigation could be costly for us to defend, negatively affect our operating results and

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
financial condition or require us to devote additional research and development resources to change our technology. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our technology. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our technologies. Any requirement that we make available source code for modifications or derivative works we create based upon incorporating or using open source software or that we license such modifications or derivative works under the terms of open source licenses, could be harmful to our business, financial condition or results of operations and could help our competitors develop platforms that are similar to or better than ours. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations, which could disrupt and adversely affect our business.
In addition to risks related to license requirements, usage and distribution of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, controls on the origin or development of the software, remedies against the licensors or other contractual provisions regarding infringement claims or the quality of the code. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.
Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our software or used in connection with our solutions or our corresponding obligations under open source licenses. Additionally, even though we have implemented certain tools and policies to monitor the use, compliance and incorporation of open source software into our solutions, we cannot be certain that we have not incorporated open source software in the solutions we offer in a manner that is inconsistent with such tools and policies. To the extent that we are required to disclose the source code of certain of our software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Series A common stock.
We are not currently required to comply with the SEC rules that implement Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis.
We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. Due to our significant growth, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.
We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Series A common stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.
Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company.
As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of               will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.
Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.
GAAP and related accounting pronouncements, implementation guidelines and interpretations we apply to a wide range of matters that are or could be relevant to our business, such as accounting for revenue recognition, inventory reserve, stock based compensation and income taxes, are complex and involve subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgements by our management could significantly change or add significant volatility to our reported or expected financial performance. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past, and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, if we were to change our critical accounting estimates, including those related to the recognition of revenue and inventory reserves, our results of operations could be significantly affected. For more information, see Note 2—Summary of Significant Accounting Polices, in the sections titled “Notes to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” included elsewhere in this prospectus.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Changes in tax law may adversely affect us.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our Series A common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on our business and on the ownership and disposition of our Series A common stock.
Our business may be subject to sales and other taxes.
The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours and marketplaces is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business or to marketplace’s businesses. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate ecommerce. New taxes could also require us or marketplaces to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could make selling in marketplaces less attractive and more costly for us, which could adversely affect our business.
Our ability to use tax attributes to offset future taxable income for tax purposes is subject to limitation and risk that could limit our ability to utilize such attributes.
Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards (“NOLs”) and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts in stock ownership may be outside our control). As a result, our ability to use any pre-change tax attributes (including any NOLs and tax credits) to offset future taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. Further, there is a risk that due to changes to the Code, regulatory changes or other unforeseen reasons, our existing tax attributes could expire or otherwise become unavailable to offset future income tax liabilities. As a result, we may currently or in the future be unable to use a material portion of our tax attributes. Furthermore, any state or local level credits or incentives (or carryforwards thereof) anticipated by us may become unavailable due to a change in eligibility, a change in circumstances, a change of law or otherwise, and will not be available to reduce future tax liabilities.
Litigation could have a material adverse effect on our business and results of operations.
Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Although we generally maintain insurance to mitigate certain costs, there can be no assurance that costs associated with lawsuits or other legal proceedings will not exceed the limits of insurance policies. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Our business, financial condition and results of operations could be adversely affected if a judgment, penalty or fine is not fully covered by insurance.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Additionally, as a result of disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties.
Risks Related to Our Corporate Structure
We are a “controlled company” under the listing standards of the               , and may avail ourselves of certain reduced corporate governance requirements.
As a result of our dual series common stock structure and the               , our co-founders will collectively hold a majority of the voting power of our outstanding capital stock following the completion of this offering and               will have the authority (and irrevocable proxy) to direct the vote and vote the shares of Series B common stock held by               , and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. Therefore, we will be considered a “controlled company” as that term is set forth in the listing standards of the               . Under these listing standards, a company in which over 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain listing standards of the               regarding corporate governance, including:
•the requirement that a majority of its board of directors consist of independent directors;
•the requirement that its nominating or corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee; and
•the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and an annual performance evaluation of the committee.
Following this offering, we intend to utilize certain of these exemptions. As a result, we do not expect that the nominating and corporate governance committee will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of               .
The dual series structure of our common stock and the existing ownership of capital stock by our co-founders and their affiliates have the effect of concentrating voting control with our co-founders and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.
Our Series B common stock has ten votes per share, and our Series A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Given the greater number of votes per share attributed to our Series B common stock, our co-founders, who beneficially own all shares of our Series B common stock, will collectively beneficially own shares representing approximately               % of the voting power of our outstanding capital stock following the completion of this offering. Consequently, the holders of Series B common stock collectively will continue to be able to control a majority of the voting power even if their stock holdings represent as few as approximately               % of the outstanding number of shares of our common stock. Further, our co-founders will own shares representing approximately               % of the economic interest and               % of the voting power of our outstanding capital stock following this offering and, together with our other executive officers, directors and their affiliates, will own shares representing approximately               % of the economic interest and                % of the voting power of our outstanding capital stock following this offering. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, these stockholders will be able to control elections of directors, amendments of our amended and restated certificate of incorporation or amended and restated bylaws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Series A common stock. Additionally, the holders of our Series B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. The holders of our Series B common stock will also

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our common stock or in a manner that alters or changes the powers, preferences or special rights of the Series B common stock in a manner that affects its holders adversely. Future transfers by holders of Series B common stock will generally result in those shares converting on a 1:1 basis to Series A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Series B common stock who retain their shares in the long-term, which may include our co-founders and their affiliates. For information about our dual series structure, see the section titled “Description of Capital Stock.”
Risks Related to this Offering and Ownership of Our Series A Common Stock
The initial public offering price of our Series A common stock may not be indicative of the market price of our Series A common stock after this offering. There has been no prior market for our Series A common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.
There has been no public market for our Series A common stock prior to this offering. The initial public offering price for our Series A common stock was determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our Series A common stock following the completion of this offering. An active or liquid market in our Series A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Series A common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Series A common stock will trade.
We cannot predict the effect our dual series structure may have on the market price of our Series A common stock.
We cannot predict whether our dual series structure will result in a lower or more volatile market price of our Series A common stock, in adverse publicity or other adverse consequences. Certain investors, including large institutional investors, may prefer companies that do not have multiple share classes or may have investment guidelines that preclude them from investing in companies that have multiple share classes. In addition, certain index providers have previously implemented, and may in the future determine to implement, restrictions on including companies with multiple class share in certain of their indices. For example, from July 2017 to April 2023, S&P Dow Jones excluded companies with multiple share classes from the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). Indices have discretion to reassess and implement such policies with respect to multi-class differing voting right structures. Under any such policies, our dual series structure of our common stock would make us ineligible for inclusion in any of these indices. As a result, the market price of our Series A common stock could be materially adversely affected.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the trading price of our Series A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of deterring hostile takeovers and delaying or preventing a change in control of our board of directors or management team. Our amended and restated certificate of incorporation and amended and restated bylaws, which became effective immediately following the effectiveness of the registration statement of which this prospectus forms a part, include provisions that:
•provide that, except with regard to directors nominated by Mr. Wright and Ms. Alder, vacancies on our board of directors shall be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director;
•provide that our directors can be removed for cause only, once Mr. Wright and Ms. Alder no longer controls 50% of the voting power of our capital stock;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•provide that, once Mr. Wright and Ms. Alder no longer controls 50% of the voting power of our capital stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders;
•specify that, once Mr. Wright and Ms. Alder no longer control 50% of the voting power of our capital stock, special meetings of our stockholders can be called only by our board of directors or the Chairman of our board of directors (prior to such time, special meetings of our stockholders shall be called by our board of directors, the Chairman of our board of directors or our Secretary at the request of our co-founders who hold more than 50% of the voting power of our outstanding capital stock);
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•provide that the board of directors is expressly authorized to alter or repeal our amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the voting power of our outstanding shares of common stock can elect all directors standing for election;
•provide for a dual series common stock structure which will provide our co-founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or assets; and
•contain advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders.
Moreover, Section 203 of the Delaware General Corporation Law (“DGCL”) may deter, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, asset sales or other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our amended and restated bylaws to be effective immediately following the completion of this offering designate specific courts as the sole and exclusive forum for certain disputes that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Pursuant to our amended and restated bylaws that will be effective immediately following the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine (collectively, the “Delaware Forum Provision”). The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated bylaws will further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act and the respective rules and regulations promulgated thereunder (“Federal Forum Provision”). In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court and other state courts have upheld the validity of the federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether courts in other states will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.
We currently intend to use the net proceeds from this offering primarily for working capital and other general corporate purposes and to fund our growth strategies discussed in this prospectus, including continued investments in our business globally. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We do not, however, have any agreements or commitments to enter into any acquisitions or investments at this time. We also intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations of approximately $               million related to the settlement of our outstanding RSUs in connection with this offering, based on               RSUs outstanding for which the service-based vesting condition has been satisfied as of December 31, 2024. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.
We anticipate incurring substantial tax obligations on the initial settlement of our outstanding RSUs in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition and may further dilute our stockholders.
In light of the large number of RSUs that will initially settle in connection with this offering, we anticipate that we will expend substantial funds, primarily using net proceeds from this offering, to satisfy tax withholding and remittance obligations. The RSUs granted prior to the date of this prospectus vest upon the satisfaction of service and liquidity-based conditions. The service-based condition is generally satisfied over a period of four years. The liquidity-based condition is satisfied on the earlier of our change in control, as defined in the 2019 Plan, or our initial public offering (which would include this offering), in each case prior to the expiration date. As a result, such RSUs that have previously satisfied the service-based condition will fully vest in connection with the effectiveness of the registration statement of which this prospectus forms a part. In connection with the settlement of these RSUs, we plan to withhold certain shares underlying RSUs and remit income taxes on behalf of the holders of such RSUs at applicable statutory tax withholding rates based on the initial public offering price per share in this offering. See the section titled “Use of Proceeds.”

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Based on the number of RSUs for which the service-based condition was fully satisfied on or before December 31, 2024, and assuming (i) that the value of our Series A common stock at the time of settlement was equal to the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) a               % tax withholding rate for the RSUs, we estimate that our tax liability on the settlement date for these RSUs will be approximately $               million in the aggregate. Accordingly, we would expect to deliver an aggregate of approximately               shares of our Series A common stock to RSU holders after withholding an aggregate of approximately               shares of our Series A common stock. The amount of these tax liabilities and withholdings could be higher or lower, depending on, among other things, the actual price of shares of our Series A common stock sold in this offering, the actual tax withholding rates and the actual number of RSUs for which the service-based condition has been satisfied on the settlement or vesting date (after accounting for forfeitures prior to the settlement or vesting date). As a result, depending on these factors, we may need to use existing cash, cash equivalents and short-term investments to fund a portion of these tax withholding and remittance obligations.
You will incur immediate and substantial dilution in the net tangible book value of the Series A common stock that you purchase in this offering.
The initial public offering price of our Series A common stock is substantially higher than the pro forma net tangible book value per share of our Series A common stock. Therefore, if you purchase shares of our Series A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $               per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See the section titled “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our Series A common stock.
In addition, following this offering, any common stock that we issue under our existing equity incentive plans or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase shares of our Series A common stock in this offering. Also, in the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Series A common stock issued in connection with an investment or acquisition or to raise additional equity capital could constitute a material portion of our then-outstanding shares of our Series A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Series A common stock.
A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Series A common stock to drop significantly.
Sales of a substantial number of our shares in the public market could occur at any time after the expiration of the                -day contractual lock-up period described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could significantly reduce the market price of the shares of our Series A common stock and the market price could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of the shares of our Series A common stock. If the market price of the shares of our Series A common stock was to drop as a result, this might impede our ability to raise additional capital and might cause remaining stockholders to lose all or part of their investments.
After the closing of this offering, we will have               shares of our Series A common stock and               shares of our Series B common stock outstanding. This includes               shares of our Series A common stock that we are selling in this offering, which may be resold in the public market immediately. Our co-founders are the holders of all of our outstanding shares of Series B common stock, collectively representing               % of our outstanding shares on a fully-diluted basis and our directors, executive officers and employees are the holders of               shares of Series A common stock, collectively representing               % of our outstanding shares on a fully-diluted basis, have agreed with the underwriters that, subject to limited exceptions, for a period of               days after the date of this prospectus, they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any share of Series A common stock or Series

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
B common stock or any securities convertible into or exercisable or exchangeable for such shares, in any manner transfer all or a portion of the economic consequences associated with the ownership of our Series A common stock or Series B common stock or cause a registration statement or prospectus relating to shares of our Series A common stock or Series B common stock to be filed without the prior written consent of the designated representative of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Following the expiration of the               -day period, the shares of Series A common stock issuable upon conversion of the Series B common stock that will be outstanding immediately following completion of this offering will be available for sale in the public markets subject to restrictions under applicable securities laws.
Moreover, after this offering, certain of our stockholders will have certain rights to require us to file registration statements in the United States covering their shares or to include their shares in registration statements or prospectuses that we may file for ourselves or on behalf of other stockholders, subject to some conditions and the lock-up agreements described above.
Further, we cannot predict the size of future issuances of our Series A common stock or the effect, if any, that future issuances and sales of our Series A common stock will have on the market price of our Series A common stock. Sales of substantial amounts of our shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Series A common stock.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on shares of our Series A common stock, and we do not anticipate paying any cash dividends on shares of our Series A common stock in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. As a result, stockholders must rely on sales of their Series A common stock after price appreciation as the only way to realize any future gains on their investment.
The trading price of our Series A common stock may be volatile, and you could lose all or part of your investment.
The trading price of our Series A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Series A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Series A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology stocks;
•changes in operating performance and stock market valuations of other technology companies generally or those in our industry in particular;
•number of shares of our Series A common stock made available for trading;
•sales of shares of our Series A common stock by us or our stockholders;
•changes in the pricing of our solutions;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•announcements by us or our competitors of new solutions, services, products or platform features;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•actual or perceived privacy or security breaches or other incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, services or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business in the United States or globally;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any significant change in our management;
•expiration of lock-up agreements and market stand-off provisions;
•general economic conditions and slow or negative growth of our markets;
•other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as pandemics, natural disasters or responses to these events; and
•our anticipated uses of net proceeds from this offering.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.
From time to time, we will provide guidance via public disclosure regarding our projected business or financial performances. However, any such projections involve risks, assumptions and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this section, some or all of which are not predictable or within our control.
Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise, except as may be required by law. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performances, and we cannot assure you of the reliability of any such information even if it is attributed directly or indirectly to us.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our Series A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. Securities or industry analysts do not currently provide coverage of our Series A common stock, and we cannot assure you that any securities or industry analysts will adequately provide research coverage of our Series A common stock after the listing of our Series A common stock on               . We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
General Risks
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.
We believe that an important contributor to our success to date has been our corporate culture, which we believe fosters innovation, teamwork and passion for our brand. Other than our executive officers, as a result of our growth, most of our employees have been with us for fewer than two years. As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees, including employees in international markets. As a result, we may find it difficult to maintain important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.
The effects of natural disasters, terrorism, acts of war and public health issues may adversely affect our business.
Natural disasters, including earthquakes, hurricanes, floods and tornadoes could affect warehouse operations and the products we sell. Our operations, including warehouse operations, may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, vandalism and similar events. If our warehouses were affected by such disasters, we would incur substantial losses. While many of these losses may be recoverable through our insurance policies, our revenues could be affected in the short term as a result. In addition, acts of terrorism, acts of war and military action both in the United States and abroad can have a significant effect on economic conditions and may negatively affect our ability to purchase merchandise from brand partners for sale to our customers. Public health issues, such as flu or other pandemics, whether occurring in the United States or abroad, could disrupt our operations and result in a significant part of our workforce being unable to operate or maintain our infrastructure or perform other tasks necessary to conduct our business. Additionally, public health issues may disrupt, or have an adverse effect on, our brand partners’ operations, our operations, marketplaces’ operations, our customers or consumer demand. Our ability to mitigate the adverse effect of these events depends, in part, upon the effectiveness of our disaster preparedness and response planning as well as business continuity planning. However, we cannot be certain that our plans will be adequate or implemented properly in the event of an actual disaster. We may be required to suspend operations in some or all our locations, which could have a material adverse effect on our business, financial condition and results of operations. Any significant declines in public safety or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on customer purchases of our brand partners’ products.
Climate change may have a long-term impact on our business.
We recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary office locations may be vulnerable to the adverse effects of climate change. For example, our offices globally may experience climate-related events at an increasing frequency, including drought, water scarcity, heat waves, cold waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. While this danger currently has a low-assessed risk of disrupting our normal business operations, it has the potential to disrupt employees’ abilities to commute to work or to work from home and stay connected effectively. Furthermore, it is more difficult to mitigate the impact of these events on our employees to the extent they work from home. Climate-

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
related events, including the increasing frequency of extreme weather events and their impact on the critical infrastructure of the United States and other major regions, have the potential to disrupt our business, our brand partners and/or marketplaces, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. Regulatory developments, changing market dynamics and stakeholder expectations regarding climate change may impact our business, financial condition and results of operations.
Our cash could be adversely affected if the financial institutions in which we hold our cash fail.
We maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks. The domestic bank deposit balances may exceed the FDIC insurance limits. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical fact included in this prospectus, including statements regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our expectations regarding our revenue, costs and other operating results;
•the estimated size of our addressable market opportunity;
•the growth rate of the markets in which we compete;
•our ability to grow existing and attract new brand partners;
•our ability to expand and enhance our platform;
•our ability to launch and monetize incremental solutions;
•our ability to expand into global geographies;
•our ability to utilize AI successfully in our current and future solutions;
•our anticipated capital expenditures and our estimates regarding our capital requirements;
•investments in our selling and marketing efforts;
•our ability to compete effectively with existing competitors and new market entrants;
•our reliance on our senior management and our ability to identify, recruit and integrate strategic personnel hires;
•our ability to effectively manage our growth;
•our intended use of the net proceeds from this offering;
•our ability to provide a quality purchasing experience for our consumers;
•our ability to purchase products from our brand partners (including expanding product selection);
•our ability to enhance and innovate our technology;
•investments in technology;
•our ability to expand into global geographies and marketplaces;
•industry trends and other macroeconomic factors, such as fluctuating interest rates and rising inflation, including the impact on consumer spending; and
•the impact of general, business and geopolitical conditions worldwide on our industry, business and results of operations.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We have based the forward-looking statements contained in this prospectus primarily on management’s current beliefs and our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
INDUSTRY AND MARKET DATA
This prospectus contains statistical data, estimates and forecasts regarding our industry and the markets in which we operate that are based on various sources, including independent industry publications and other publicly available information, as well as other information based on our internal sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries is inherently imprecise and is subject to significant business, economic and competitive uncertainties beyond our control, but we believe it generally indicates size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates, and you are cautioned not to give undue weight to these estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.
The sources of the statistical data, estimates and market and industry data contained in this prospectus are identified by superscript notations and are provided below:
•Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024;
•Search Engine Journal, Amazon’s Search Engine Ranking Algorithm: What Marketers Need to Know – August 2018, https://www.searchenginejournal.com/amazon-search-engine-ranking-algorithm-explained/;
•eMarketer, Industry KPIs: Advertising on Amazon is getting more expensive, but ROAS is holding steady – March 2024;
•Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024);
•eMarketer, US Ecommerce Forecast 2024: Retail Sales Will Chart a Modest and Steady Course Through Ongoing Headwinds – August 2024, https://content-naf.emarketer.com/us-ecommerce-forecast-2024;
•eMarketer, Over 60% of US online shoppers start their product search on Amazon – August 2022;
•eMarketer, US Ecommerce by Category 2024: A Slowdown in Growth Reshapes the Landscape – February 2024;
•Insider Intelligence (eMarketer), Share of users purchasing on TikTok in the United States from 2020 to 2023 – August 2022 (ID #1416784);
•Retail Dive, Thirty percent of consumers use more than three commerce channels: Study, https://www.retaildive.com/ex/mobilecommercedaily/thirty-percent-of-consumers-use-more-than-three-commerce-channels;
•Incopro, Counterfeit products are endemic – and it is damaging brand value – July 2019, https://www.incoproip.com/wp-content/uploads/2020/02/Incopro-Market-Research-Report.pdf; and
•Market Pulse, Top Amazon Marketplace Sellers, https://www.marketplacepulse.com/top-amazon-usa-sellers (Accessed on November 3, 2024).

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Series A common stock that we are selling in this offering will be approximately $               million (or approximately $               million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $               million, assuming that the number of shares of Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Series A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $               million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Series A common stock, and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes and to fund our growth strategies discussed in this prospectus, including continued investments in our business globally. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We do not, however, have any agreements or commitments to enter into any acquisitions or investments at this time.
We intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations of approximately $               million related to the settlement of our outstanding RSUs in connection with this offering, based on               RSUs outstanding for which the service-based vesting condition has been satisfied as of December 31, 2024, the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and an assumed               % tax withholding rate. Each $1.00 increase or decrease in the assumed initial public offering of $               price per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU settlement by approximately $               million. In addition, a 1% increase or decrease in the tax withholding rate would increase or decrease the amount of tax withholding and remittance obligations related to the RSU settlement by $               million.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the use of proceeds from this offering as described above, we plan to invest a portion of the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings, if any, to fund the development and expansion of our business and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, any contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth cash and restricted cash, as well as our capitalization, as of December 31, 2024 as follows:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the Reclassification, (iii) the Convertible Preferred Stock Conversion, (iv) the net issuance of               shares of our Series A common stock issuable pursuant to the vesting and settlement of RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which we expect the liquidity event condition to be satisfied in connection with this offering, after withholding an aggregate of               shares to satisfy associated estimated income tax obligations (based on an assumed               % tax withholding rate), (v) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2024, and (vi) $               million of cumulative share-based compensation expense related to the RSUs for which the service-based condition was satisfied as of December 31, 2024 and for which we expect the liquidity event condition to be satisfied in connection with this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of               shares of our Series A common stock in this offering, based on an assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of December 31, 2024
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$	$	$
Convertible preferred stock, $0.001 par value, shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$	$	$
Founder preferred stock, $0.001 par value, shares authorized, shares issued and outstanding, actual, no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$	$	$
Stockholders’ equity (deficit):
Common stock, $0.001 par value;               shares authorized,               shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted
	$	$	$
Series A common stock, $0.001 par value; shares authorized, issued and outstanding, actual;               shares authorized, no shares issued and outstanding, pro forma; and               shares authorized,               shares issued and outstanding, pro forma as adjusted

Series B common stock, $               par value; no shares authorized, issued and outstanding, actual;               shares authorized,               shares issued and outstanding, pro forma; and               shares authorized,               shares issued and outstanding, pro forma as adjusted

Preferred stock, $ par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated other comprehensive income (loss)
Total stockholders’ equity (deficit):
Total capitalization	$	$	$
Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $               million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma column in the table above is based on               shares of our Series A common stock and               shares of our Series B common stock outstanding as of December 31, 2024, and excludes:
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs issued pursuant to our 2019 Plan upon the satisfaction of both a service-based condition and a liquidity

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
event condition outstanding as of December 31, 2024, for which the service-based condition was not yet satisfied as of December 31, 2024;
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a service-based condition and a liquidity event condition that were granted after December 31, 2024; and
•               shares of our Series A common stock reserved for future issuance under our 2025 Plan.
Series B Preferred Stock Conversion
The Series B Preferred Stock Conversion reflects the automatic conversion of all 13,215,614 shares of our Series B Preferred Stock into shares of Series A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation as currently in effect. Each share of Series B Preferred Stock converts into a number of shares of Series A common stock determined by dividing the original issue price of such share by the lesser of (a) the original issue price of such share (subject to certain anti-dilution adjustments) and (b) the initial public offering price per share in this offering discounted by               %. As a result, if the initial public offering price is above $               per share, the Series B Preferred Stock will convert into Series A common stock on a one-for-one basis. If the initial public offering price is below $               per share, each share of Series B Preferred Stock will convert into more than one share of Class A common stock. Based upon the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B Preferred Stock would convert into an aggregate of               shares of our Series A common stock. A $1.00 increase in the initial public offering price would decrease the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares, and a $1.00 decrease in the initial public offering price would increase the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares. See Note 9—Convertible Preferred Stock, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for additional information regarding our Series B Preferred Stock.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our Series A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Series A common stock and the pro forma as adjusted net tangible book value per share of our Series A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Series A common stock in this offering and the pro forma as adjusted net tangible book value per share of Series A common stock immediately after completion of this offering.
Our pro forma net tangible book value as of December 31, 2024 was $               million, or $               per share, based on the total number of shares of our common stock outstanding as of December 31, 2024, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the Reclassification, (iii) the Convertible Preferred Stock Conversion, (iv) the net issuance of                shares of our Series A common stock issuable pursuant to the vesting and settlement of RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which we expect the liquidity event condition to be satisfied in connection with this offering, after withholding an aggregate of               shares to satisfy associated estimated income tax obligations (based on an assumed               % tax withholding rate), (v) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2024, and (vi) $               million of cumulative share-based compensation expense related to the RSUs for which the service-based condition was satisfied as of December 31, 2024 and for which we expect the liquidity event condition to be satisfied in connection with this offering.
After giving effect to the sale by us of               shares of our Series A common stock in this offering at an assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2024 would have been $               million, or $               per share. This represents an immediate increase in pro forma net tangible book value of $               per share to our existing stockholders and immediate dilution of $               per share to investors purchasing shares of our Series A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2024	$
Increase per share attributable to the pro forma adjustments described
Pro forma net tangible book value per share as of December 31, 2024	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $               , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $               , assuming that the number of shares of our Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
stockholders by $               million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs.
If the underwriters exercise their option to purchase additional shares of our Series A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $               per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $               per share.
The following table presents, on a pro forma as adjusted basis as of December 31, 2024, the differences between the existing stockholders and the new investors purchasing shares of our Series A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, and the average price per share paid or to be paid to us at an assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders		%	$	%	$
Investors purchasing shares of our Series A common stock in this offering
Total		100%	$	100%
Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $               million, assuming that the number of shares of Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $               million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. In addition, to the extent any outstanding RSUs vest or new awards are granted under our equity compensation plans, new investors will experience further dilution.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Series A common stock. If the underwriters exercise their option to purchase additional shares of Series A common stock in full from us, our existing stockholders will own               % and our new investors would own               % of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of our Series A common stock and Series B common stock that will be outstanding after this offering is based on               shares of our Series A common stock and               shares of our Series B common stock outstanding as of December 31, 2024, in each case, after giving effect to the Reclassification and the Convertible Preferred Stock Conversion, and the net issuance of Series A common stock issuable pursuant to the vesting and settlement of RSUs for which the service-based condition was satisfied as of December 31, 2024, and excludes:
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs issued pursuant to our 2019 Plan upon the satisfaction of both a service-based condition and a liquidity

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
event condition outstanding as of December 31, 2024, for which the service-based condition was not yet satisfied as of December 31, 2024;
•               shares of our Series A common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a service-based condition and a liquidity event condition that were granted after December 31, 2024; and
•               shares of our Series A common stock reserved for future issuance under our 2025 Plan.
For information on the conversion provisions applicable to our Series B Preferred Stock, see the section titled “Capitalization—Series B Preferred Stock Conversion” included elsewhere in this prospectus.
To the extent that any outstanding RSUs vest or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion is intended to help the reader understand our Company, our operations and our present business environment, and contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
At Pattern, we are on a mission to help brands accelerate profitable growth on global ecommerce marketplaces. Today, our proprietary technology and on-demand experts operate across more than 60 marketplaces to increase product sales to consumers in more than 100 countries. Utilizing more than 37 trillion data points and sophisticated machine learning and AI models, we strive to optimize and automate key levers of ecommerce growth, including advertising, content creation and management, pricing, forecasting and customer service. The result is a powerful platform that allows our brand partners to navigate the complexity of operating on global ecommerce marketplaces at scale.
Pattern is the Solution for Ecommerce Complexity
We have spent more than a decade obsessing over how to make managing ecommerce easier for consumer brands so that they can focus on what they do best: creating products that customers want to buy. Pattern’s platform sits as a thin layer between brands, marketplaces and consumers.
*       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
As the pioneer of ecommerce acceleration, Pattern defines what it means to be an ecommerce accelerator: a platform that combines proprietary technology and on-demand expertise. Given the complexities that consumer brands face in scaling and accelerating global ecommerce, we have organized our platform around a simple and intuitive formula, which we call the ecommerce equation:
We have built a powerful EXP which is powered by AI and machine learning to execute thousands of optimizations daily and drive this equation across tens of thousands of products on marketplaces around the world. These optimizations include automated adjustments and recommendations powered by a massive flow of ecommerce data. We have gathered more than 37 trillion data points to date comprised of keyword, shipping, advertising, sales, market share, click, social, conversion, customer service and other data, a figure which grows by more than 128 billion data points each week on average.
Today, our software, with a combined total of 12 issued patents and patents pending, is supported by approximately 300 software engineers, data scientists and other technology professionals who are dedicated to enhancing and innovating upon our technology to further increase our capabilities. We believe our data and technology provide a competitive advantage and will continue to differentiate our platform from alternative solutions.
We believe ecommerce complexity cannot currently be solved and is unlikely to be solved in the near future by technology alone. We have a team that offers differentiated, comprehensive, on-demand expertise and capabilities across marketplace management, marketing, fulfillment and brand protection on a global basis. Today, we sell tens of thousands of products from more than 200 brands across different industries and geographies including the Americas, Europe, Australia and Asia. Our current brand partners’ industry presence includes health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.
Our Results
We believe that we benefit from a powerful flywheel effect supporting our growth at scale: the more data we collect, the more accurate our insights become and the faster we accelerate brand partners. As our brand partners grow and we attract new brand partners, the more efficient our operations become and the more we can invest in technology. We use our technology and data advantage to identify high-potential new brand partners and leverage a targeted, efficient go-to market approach to bring them onto our platform, further fueling our flywheel. At the same time, our average cost to serve our brand partners globally as a percentage of revenue has decreased over the past two years. As we continue to scale, we expect continued improvement, and we plan to share these savings with our brand partners while we continue to invest in our platform.
In the year ended December 31, 2023, we generated revenue of $1,366 million, an approximately 38% increase from revenue of $991 million in the year ended December 31, 2022. Over the same period, our net (loss) income increased from $(3.0) million to $41.3 million, and our Adjusted EBITDA increased from $17.7 million to $64.7 million. Adjusted EBITDA is a non-GAAP financial measure. For additional information about our non-GAAP financial measure, including reconciliations of the non-GAAP financial measure to the most directly comparable

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
financial measure stated in accordance with GAAP, see the section below titled “—Key Business Metric and Non-GAAP Financial Measure.”
Our Business Model
We generate the substantial majority of our revenue from consumer product sales on global ecommerce marketplaces. Pattern acquires inventory based on contractual relationships with brand partners and uses its platform to optimize the ecommerce equation by driving traffic, increasing conversion, managing price, and maintaining product availability across global ecommerce marketplaces. We operate on over 60 different marketplaces worldwide.
We target brand partners with a proven track record of selling highly rated products, a loyal customer base, and growth potential, assessed through our proprietary scorecard. Using our extensive data, we identify potential brand partners, and our sales team efficiently markets to and signs new brand partners.
We have developed and maintain strong and long-lasting brand partner relationships. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to existing brand partners, and more than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years. Revenue attributable to brand partners consists of consumer product sales and other revenue, including subscription and consulting fees. For the year ended December 31, 2023, our NRR was 115%. See the section titled below “—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate NRR.
Purchasing our brand partners’ products offers several advantages, creating a mutually beneficial partnership that supports growth for both Pattern and our brand partners by:
•Providing a low-friction model where brands simply sell their products to Pattern at predetermined prices
•Reducing the need for brands to allocate technology and overhead budget
•Allowing Pattern to manage the marketplace experience and optimize the ecommerce equation
•Enabling Pattern to gather data, conduct real-time testing, and enhance predictive models with AI
We mitigate inventory risk by leveraging data, experience, and pricing models to more accurately forecast demand and make cost-effective inventory purchases. By considering all shipping, logistics and fulfillment costs, we ensure precise expected pricing and rarely need to discount products we sell to drive demand. Our effective management of the working capital cycle seeks to balance cash required for inventory purchases with our cash conversion cycle. As a result, our gross inventory weighted average write-off as a percentage of our revenue has

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
been approximately               % over the last two years, and in 2024, our global in-stock rate and inventory turnover were               and               , respectively.
Our operating model capitalizes on global economies of scale to optimize costs while investing in future growth. By managing more brand partners, we streamline logistics, reducing delivery times and costs. As we enhance operational efficiencies, we remain committed to innovating our technology, expanding capabilities, and offering new solutions to our partners. Investments in technology and warehouse automation have significantly boosted our operational efficiency and realize tangible economic benefits from scale. For example, the global units processed throughout cross-dock facilities increased by               % from 2022 to 2024 with only               % increase in square footage for cross-dock facilities during that period.
Our Contractual Arrangements
Pattern enters into agreements that grant us the right to purchase products from brand partners at pre-determined prices and the exclusive rights to sell those products on marketplaces as their ecommerce acceleration solution.
Pattern manages advertising spend funded by the brand partners through our platform without an advertising fee markup. Where applicable, the products we sell are subject to our brand partners’ pricing policies, which set a cross-channel baseline for pricing to prevent advertised prices from dropping below a brand-determined level. However, those policies do not prevent us from independently setting the price at which we sell our products. Generally, if we experience an extended featured offer10 loss or suppression for a brand partner’s products, the brand partner will fund the necessary promotional price difference. Similarly, marketplace fees are a structural expense we encounter as the seller of record on marketplaces and our agreements with brand partners allow us to adjust the product purchase price we pay to brand partners on account of changes in marketplace fees. These contractual features are designed to allow Pattern to maintain stable economics.
Occasionally, we hold inventory for longer than our average during 2024 of               days due to specific circumstances, and our contracts usually include an aged inventory clause. This clause provides us with several avenues to work with brand partners to limit the exposure of aged inventory. To further mitigate inventory risk, if a brand partner seeks to terminate a contract, they are generally obligated to repurchase any excess inventory from us after a sell-off period at the original price we paid for the products.
Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and maintain or increase profitability.
Retention and growth with our existing brand partners
Our ability to retain and grow our revenue attributable to existing brand partners drives our overall revenue growth through continued optimization of the ecommerce equation. Additionally, as we accelerate brand partners’ growth, they continue to grant us exclusive access to sell their products, and we seek to expand the number of different products that we are able to sell on an increasing number of marketplaces. For example, we partner with over 60 brands for which we sell products on five or more marketplaces—three times the number from two years ago. Additionally, the number of brand partners for which we sell products in more than two countries has doubled from two years ago. Our brand partners also fund advertising through our platform to drive traffic for consumer products on marketplaces. In the year ended December 31, 2024, our brand partners have invested an aggregate of $               in advertising spend through our platform.
The chart below illustrates the annual revenue that Pattern generates from certain cohorts of brand partners. Each brand partner is placed in a cohort based upon the year in which we first generated revenue attributable to such brand partner. The annual revenue set forth below for each cohort represents the total revenue attributable to the brand partners in that cohort generated during the applicable year. The revenue we generate attributable to each
10      Most marketplaces include some sort of “add to cart” section of a product listing page, which is also known as the featured offer.

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Pursuant to 17 C.F.R. Section 200.83
cohort has generally increased in each year, demonstrating the predictable and resilient revenue that is the foundation of our financial model.
Identification and onboarding of new brand partners
Onboarding new brand partners is a driver of our growth and attracting brand partners from various geographies and across different categories is crucial to our success. We have made significant investments to create an efficient go-to-market strategy and focus on identifying and partnering with brand partners across a wide range of industries and regions. Our current brand portfolio, which includes over 200 brand partners, represents only a small portion of the global ecommerce market that we believe can benefit from our solutions. Successfully tapping into this opportunity will depend on the effectiveness of our solutions, our ability to effectively sell inventory, the competitive landscape and the strength of our marketing efforts.
*Existing brand partners refer to brand partners that have been with Pattern for more than twelve months since Pattern first generated over $1,000 in revenue attributable to such brand partner.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Investment in our technology
A key factor influencing our performance is our ongoing investment in our technology platform to optimize the ecommerce equation and enhance our ecommerce acceleration capabilities across global marketplaces. Currently, approximately 300 software engineers, data scientists and other technology professionals support our technology functions, and to date, Pattern has invested over $115 million in technology development and related acquisitions. These investments are crucial for optimizing the ecommerce equation and strengthening our proprietary data set consisting of more than 37 trillion data points.
We are also investing to accelerate our AI capabilities. AI is particularly well suited for ecommerce, given the global complexity, importance of content and of immense scale of user generated data points. We utilize AI in a number of areas in our business, including SEO, advertising, content generation and inventory management. Additionally, AI can help refine our pricing strategies by dynamically considering market conditions, competitor pricing and consumer demand.
Investment in future growth
While we have already made substantial investments in our business, we believe that the large and growing global market we are targeting is still in its nascent stages. To capitalize on this potential, we plan to continue investing in our business to drive growth, expand internationally, enhance our operations and boost revenue. Recognizing the significant opportunities for further expansion, we are committed to increasing our investments to enhance our presence on both existing and new global ecommerce marketplaces. We also see immense potential in global marketplaces and are dedicated to building localized teams that can leverage regional insights to accelerate the sales of our brand partners’ products. Additionally, we are channeling resources to grow our direct sales team, enabling us to onboard more high-quality brand partners and diversify our industry category mix over time. Furthermore, as we transition to becoming a public company, we anticipate incurring additional general and administrative expenses.
Operational capabilities and capital-efficient processes
A key factor influencing our performance is our ability to drive efficient operations and maintain capital-efficient processes. By concentrating on these areas, we aim to develop a scalable operation that supports our global growth objectives while maintaining high levels of customer satisfaction and operational efficiency.
To enhance capital efficiency, we prioritize optimizing our inventory levels and increasing inventory turns, which have improved from               in 2022 to               in 2024. Additionally, we seek to strategically avoid capital-intensive operations such as last-mile delivery and trucking, choosing instead to partner with leading third-party providers. We also take advantage of our scale to drive operational cost efficiencies. For example, because we process very high volumes, we batch our shipments, allowing us to ship approximately 95% of our units in the United States in full truck loads, which have a shipping cost that is generally more than 75% below less-than-full truckloads.
Monetization of incremental solutions
We generate a substantial majority of our revenue from consumer product sales on global ecommerce marketplaces. We also continue to invest in new and innovative solutions to diversify our revenue mix. We are committed to enhancing our SaaS capabilities, with a particular focus on our Product Experience Management (“PXM”) and Creators. These solutions enable brands to more easily generate optimized content across all ecommerce channels, while also supporting the expanding social commerce11 sector by providing a centralized platform for recruiting, engaging and managing affiliate marketing campaigns. Additionally, we are investing in our fulfillment capabilities to accelerate our shipping processes and offer marketplace preparation services to other third-party sellers. We are also investing in expanding the reach of our middle mile solution, which we estimate saved up to 50% of shipping costs into marketplaces during 2024. Furthermore, we are dedicated to enhancing our Services solutions, which deliver tailored consulting and design solutions to our brand partners.
11      The practice of selling products and services directly through social media platforms, rather than redirecting users to a website.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Key Business Metric and Non-GAAP Financial Measure
We measure our business using both financial and operating metrics and use the following metric and measure to assess the near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.
Net Revenue Retention Rate
NRR is an important metric to measure the long-term value of our brand partner relationships. In any given period, we calculate NRR by comparing revenue attributable to our brand partners in the current trailing 12-month period to that of the previous trailing 12-month period. This metric, expressed as a percentage, provides valuable insight into the accelerated growth delivered through our platform, the effectiveness of our brand expansion strategies and our ability to deepen relationships with existing brand partners. For the purpose of our NRR calculation, we only include brand partners that, as of the measurement date, have been with Pattern for more than twelve months since we first generated over $1,000 in revenue attributable to such brand partner. Additionally, for those brand partners that, as of the measurement date, have been with Pattern for more than twelve full months but less than 24 full months since we first generated over $1,000 in revenue attributable to such brand partner, we only include current period revenue for the corresponding months in the current period for which the brand partner had attributable revenue in the previous period. For example, when calculating NRR as of December 31, 2023 for a brand partner that Pattern first generated over $1,000 of attributable revenue in June 2022, we would only include that brand partner’s attributable revenue from June 2023 through December 2023 in the numerator and that brand partner’s attributable revenue from June 2022 through December 2022 in the denominator. Current period revenue includes any expansion, contraction and attrition during the current period, but effectively excludes revenue attributable to new brand partners during the current period.
Adjusted EBITDA
In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operational performance. We calculate Adjusted EBITDA, a non-GAAP financial measure, as net (loss) income excluding depreciation and amortization; share-based compensation expense; interest income (expense), net; income tax provision; and other recurring and nonrecurring items that we do not consider representative of our underlying operations. We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude interest income (expense), net; other (expense), net; income tax provision; and other items that are not components of our core business operations. Non-

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
GAAP financial measures such as Adjusted EBITDA should not be considered in isolation or as an alternative to net (loss) income or any other measure of financial performance calculated and prescribed in accordance with GAAP. In addition, Adjusted EBITDA may not be comparable to similarly titled measures in other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do, thus limiting its usefulness as a comparative measure.
The following table provides a reconciliation of non-GAAP Adjusted EBITDA to the most directly comparable financial measure presented in accordance with GAAP.

	Year Ended December 31,
(in thousands)	2022	2023	2024
Net (loss) income	$(2,975)	$41,264
Add (deduct):
Depreciation and amortization	9,590	12,102
Share-based compensation	(159)	(206)
Interest (income) expense, net	502	(2,849)
Provision for income taxes	1,284	15,077
Other:
Initial public offering costs	666	729
Goodwill and intangibles impairment	6,050	—
Loss (income) from wind down of subsidiary	2,769	(1,394)
Adjusted EBITDA	$17,727	$64,723
Components of Results of Consolidated Operations
Revenue
We derive revenue primarily from consumer product sales attributable to brand partners, across a number of categories including health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics, through both domestic and international ecommerce marketplaces. Revenue from the sale of products is recorded when products are shipped to the customer, net of returns allowances. Taxes collected from customers are excluded from revenue.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
We also generate revenue through subscription and consulting fees for our comprehensive suite of ecommerce solutions, including advanced advertising and marketing technology, actionable business insights, compliance solutions, logistics and fulfillment support, creative design and strategic growth services.
Cost of Goods Sold
Cost of goods sold consists of the purchase price of inventory sold to customers. Shipping costs to receive products from our brand partners and costs to ship products to third-party fulfillment centers are included in our inventory and recognized as cost of goods sold upon sale of the products to customers.
Operations, General and Administrative
Operations, general and administrative expenses consist of third-party fulfillment costs; payroll and related expenses; warehousing costs; facilities and equipment, including depreciation and amortization, rent and other occupancy expenses; professional and legal fees; as well as costs associated with other general costs for corporate functions, including accounting, finance and human resources.
Fulfillment costs represent those costs incurred from third-party fulfillment centers and in operating and staffing our fulfillment centers, including costs related to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment.
Sales and Marketing
Sales and marketing expenses consist of third-party online marketplace commission fees, targeted online advertising and other marketing expenses, payroll and related expenses for personnel engaged in marketing and selling activities.
Research and Development
Research and development costs include payroll and related expenses for employees involved in the research and development of our technology, development and design of our websites and curation and display of products available on third-party marketplaces.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Results of Consolidated Operations
The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
($ in thousands)	2022	2023	2024
Consolidated Statements of Operations
Revenues	$990,535	$1,366,417
Operating expenses:
Cost of goods sold	561,620	765,203
Operations, general and administrative	226,662	276,272
Sales and marketing	187,299	257,513
Research and development	10,833	14,644
Total operating expenses	986,414	1,313,632
Operating income	4,121	52,785
Interest income	—	2,882
Interest expense	(502)	(33)
Other income (expense), net	(5,310)	707
Income (loss) before income taxes	(1,691)	56,341
Provision for income taxes	1,284	15,077
Net (loss) income	$(2,975)	$41,264

	Year Ended December 31,
(% of revenue)	2022	2023	2024
Revenues	100.0%	100.0%
Operating expenses:
Cost of goods sold	56.7%	56.0%
Operations, general and administrative	22.9%	20.2%
Sales and marketing	18.9%	18.8%
Research and development	1.1%	1.1%
Total operating expenses	99.6%	96.1%
Operating income	0.4%	3.9%
Interest income	0.0%	0.2%
Interest expense	(0.1%)	(0.0%)
Other income (expense), net	(0.5%)	0.0%
Income (loss) before income taxes	(0.2%)	4.1%
Provision for income taxes	0.1%	1.1%
Net (loss) income	(0.3%)	3.0%
Comparison of the years ended December 31, 2022 and 2023
Revenue

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Revenues	$990,535	$1,366,417	$375,882	37.9%

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
The increase in revenue was primarily driven by the growth of consumer product sales attributable to existing brand partners, as evidenced by our NRR of 115% for 2023, and new brand partners on the various ecommerce marketplaces.
Cost of Goods Sold

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Cost of goods sold	$561,620	$765,203	$203,583	36.2%
The increase in cost of goods sold was primarily driven by an increase in revenue of 37.9%. The increase in cost of goods sold was smaller than the increase in revenue on a percentage basis, primarily driven by product and brand mix.
Operations, General and Administrative

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Operations, general and administrative	$226,662	$276,272	$49,610	21.9%
The increase in operations, general and administrative expenses was primarily driven by the increase in consumer product sales and the associated fulfillment cost, which increased by $45.6 million. Depreciation and amortization expense increased by $2.5 million driven by additional investment in warehouse automation and capitalized internal-use software. The remaining increase in fiscal year 2023 was driven by an increase of corporate headcount.
Sales and Marketing

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Sales and marketing	$187,299	$257,513	$70,214	37.5%
The increase in sales and marketing expenses was primarily driven by an increase of marketplace commissions of $53.7 million, or 38.1%, which is consistent with the 37.9% increase in revenue compared to fiscal year 2022. The remaining increase of $16.5 million related to other selling expenses that generally increased in line with revenue on a percentage basis. These costs included additional brand management, sales and marketing, advertising and creative headcount and other sales, marketing and advertising expenses.
Research and Development

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Research and development	$10,833	$14,644	$3,811	35.2%
The increase in research and development costs was primarily driven by investments in our technology.
Other Income (Expenses)

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Interest income	$—	$2,882	$2,882	100.0%
Interest expense	$502	$33	$469	(93.4%)
Other income (expense), net	$(5,310)	$707	$6,017	(113.3%)

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Pursuant to 17 C.F.R. Section 200.83
The increase in interest income was driven by the investment of excess cash into interest bearing cash equivalents.
The decrease in interest expense was driven by the payoff of the remaining term loan in early fiscal year 2022.
The decrease in other income (expense), net was driven primarily by $6.1 million in goodwill and acquired intangibles impairment charges related to the wind down of an acquired subsidiary in fiscal year 2022.
Provision for Income Taxes

	Year Ended December 31,
($ in thousands)	2022	2023	$ Change	% Change
Income taxes	$1,284	$15,077	$13,793	1,074.2%
Our effective tax rate for fiscal year 2023 was 26.8% of earnings before income taxes compared with an effective tax rate of (75.9%) for fiscal year 2022. The increase in provision for income taxes was primarily driven by the increase in income (loss) before income taxes of $58.0 million and movement from a loss position in 2022 to an income position in 2023. See Note 12—Provision for Income Taxes, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for additional information.
Unaudited Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods ended December 31, 2024. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all normal recurring adjustments necessary for the fair statement of the results of operations and cash flows for these periods. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period.

	Quarter ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Consolidated Statements of Operations
Revenues	$296,601	$333,223	$342,557	$394,036	$410,672	$430,629	$439,395
Operating expenses:
Cost of goods sold	166,491	186,926	191,569	220,217	226,935	243,951	248,959
Operations, general and administrative	61,495	66,027	68,294	80,456	80,686	76,858	86,124
Sales and marketing	56,121	64,802	62,990	73,600	75,624	82,214	82,587
Research and development	3,149	3,593	3,965	3,937	4,112	4,517	4,071
Total operating expenses	287,256	321,348	326,818	378,210	387,357	407,540	421,741
Operating income	9,345	11,875	15,739	15,826	23,315	23,089	17,654
Interest income (expense), net	(27)	857	959	1,060	1,226	1,590	1,714
Other income (expense), net	(752)	242	(16)	1,233	(819)	(778)	(8)
Income before income taxes	8,566	12,974	16,682	18,119	23,722	23,901	19,360
Provision for income taxes	2,487	3,547	4,437	4,606	6,065	6,101	5,164
Net income	$6,079	$9,427	$12,245	$13,513	$17,657	$17,800	$14,196
Non-GAAP Financial Measure
Adjusted EBITDA (1)	$11,531	$15,355	$18,514	$19,323	$25,962	$25,945	$21,831
__________________
(1)Adjusted EBITDA is a non-GAAP financial measure. See reconciliation of GAAP measures to the non-GAAP measure below.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83

	Quarter ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Reconciliation of Net Income to Adjusted EBITDA
Net income	$6,079	$9,427	$12,245	$13,513	$17,657	$17,800	$14,196
Add (deduct):
Depreciation and amortization	2,841	3,108	3,064	3,089	3,405	3,634	3,825
Share-based compensation	97	130	(433)	—
Interest (income) expense, net	27	(857)	(959)	(1,060)	(1,226)	(1,590)	(1,714)
Income tax	2,487	3,547	4,437	4,606	6,065	6,101	5,164
Other:
Initial public offering costs	—	—	160	569	61	—	360
Income from wind down of subsidiary	—	—	—	(1,394)	—	—	—
Adjusted EBITDA	$11,531	$15,355	$18,514	$19,323	$25,962	$25,945	$21,831
Quarterly Revenue Trends
Quarterly revenue increased quarter-over-quarter in each period presented above primarily due to increased consumer product sales attributable to both existing and new brand partners.
Quarterly Operating Expenses Trends
Quarterly operating expenses have generally increased quarter-over-quarter in each period presented above primarily due to an increase in sales commissions and fulfillment costs related to increased consumer product sales. Additionally, we also invested in additional headcount to support the overall growth of our business.
Liquidity and Capital Resources
Our principal sources of liquidity are cash and cash equivalents. At December 31, 2023, we had cash and cash equivalents of $127.2 million. We also have access to external sources of liquidity through our revolving credit facility as further described within “Credit Facility” below.
We believe that our cash and cash equivalents, cash from operations and availability under our revolving credit facility will be sufficient to fund our working capital, capital expenditure requirements and contractual obligations for at least the next twelve months. Our opinions concerning liquidity are based on currently available information. To the extent our liquidity assumptions prove to be inaccurate, or if circumstances change, future availability of credit or other sources of financing may be reduced and our liquidity could be adversely affected. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, which may or may not be needed for additional working capital, capital expenditures or other strategic investments. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section titled “Risk Factors” included elsewhere in this prospectus. Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.
Historical Cash Flows
The following table sets forth a summary of our cash flow information for the periods presented:

	Year Ended December 31,
(in thousands)	2022	2023	2024
Net cash provided by operating activities	$14,231	$41,476
Net cash used in investing activities	$(30,520)	$(14,498)
Net cash used in financing activities	$(36,620)	$—

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Operating Activities
Net cash provided by operating activities was $41.5 million for the year ended December 31, 2023, which primarily consisted of $41.3 million of net income, non-cash adjustments, such as depreciation and amortization expense, of $10.6 million, and a cash decrease of $10.4 million from the management of working capital.
Net cash provided by operating activities was $14.2 million for the year ended December 31, 2022, which primarily consisted of ($3.0) million net loss, non-cash adjustments, such as depreciation and amortization expense, impairment and deferred taxes, of $10.5 million, and a cash increase of $6.7 million from the management of working capital.
Investing Activities
Net cash used in investing activities was $14.5 million for the year ended December 31, 2023, primarily consisting of capital expenditures related to investments in our internally developed software and warehouse automation.
Net cash used in investing activities was $30.5 million for the year ended December 31, 2022, primarily consisting of $16.2 million for capital expenditures related to investments in our internally developed software and warehouse improvements and a land purchase in Lehi, Utah. An additional $14.3 million was used in the acquisition of Current Technologies, LLC.
Financing Activities
Net cash provided by financing activities was $0 for the year ended December 31, 2023.
Net cash used in financing activities was $36.6 million for the year ended December 31, 2022, driven by the repayment of long-term debt.
Credit Facility
Our revolving credit facility with JPMorgan Chase Bank, N.A. pursuant to the Third Amended and Restated Credit Agreement dated July 16, 2019, as amended (“Credit Facility”), provides for non-amortizing revolving loans in the aggregate principal amount of up to $50 million, with the option to increase the aggregate principal amount up to $100 million under certain conditions subject to lender approval. The Credit Facility matures in March 2027. The revolving line of credit bears interest at a variable base rate plus an applicable margin ranging from 0.75% to 2.50%. We are required to pay commitment fees on the unused portion that range from 0.20% to 0.35% per annum. As of December 31, 2023, we had no outstanding borrowings under the Credit Facility and we had a $50 million borrowing capacity under the Credit Facility. As of December 31, 2023, we were in compliance with the financial covenants described below. Our obligations under the Credit Facility are guaranteed by certain of our subsidiaries and are secured by a first priority lien on substantially all of our tangible and intangible property.
We are required to maintain compliance as of the end of each calendar quarter with the following financial covenants:
•a consolidated fixed charge coverage ratio on a trailing 12-month basis of no less than 1.25 to 1.00; and
•a consolidated net leverage ratio on a trailing 12-month basis not greater than 4.00 to 1.00.
For additional information with respect to the Credit Facility, see Note 7—Credit Facilities, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Contractual Obligations and Commitments
We have contractual obligations and other commitments that will need to be funded in the future, in addition to our working capital, capital expenditures and other strategic initiatives. Material contractual obligations relate to operating lease obligations.

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Operating lease obligations relate to corporate offices and warehouses under non-cancelable operating leases, which expire at various dates through 2029. As of December 31, 2023, operating lease obligations included minimum lease payments of $19.9 million. For additional information related to real estate and operating leases, see Note 6— Operating Leases, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below involve a significant level of estimation uncertainty and have the greatest potential impact on our financial condition and results of operations and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates, assumptions and judgments on an ongoing basis. Our actual results may differ from these estimates under different assumptions, judgments and conditions. See Note 2—Summary of Significant Accounting Policies, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for a description of our significant accounting policies.
Revenue Recognition
We recognize revenue on a gross basis for consumer product sales generated through domestic and international ecommerce marketplaces. Determining whether to recognize revenue on a gross or net basis requires judgment in evaluating whether we are the principal or agent in contracts with both our customers and brand partners. We have concluded that in the vast majority of our contracts, we are the principal in the transaction and control the product before it is transferred to the customer. We control products when we are responsible for fulfilling the promise to the customer and take responsibility for the acceptability of the goods, assume inventory risk and have discretion in establishing prices on ecommerce marketplaces. We recognize revenue when control of the product passes to the customer, typically at the time of shipment. Revenues are presented net of customer returns.
Inventory Reserve
Our inventories represent finished good products that are available for sale. Inventory is accounted for using the average cost method and is stated at the lower of cost or net realizable value.
We periodically evaluate the composition of our inventory and recognize adjustments when the cost of inventory is not expected to be fully recoverable. The market value of inventory is estimated by considering current and anticipated demand based on historical sales, buying trends and the method of disposal for aged inventory, such as sales to individual customers, returns to brand partners, liquidations and expected recoverable values of each disposition category.
Stock Based Compensation
We record compensation expense in connection with all stock-based awards based on the grant date fair value of the awards. Our stock-based awards generally have both a service-based and performance-based vesting condition. We have elected to account for forfeitures of awards as they occur. No stock-based compensation expense has been recognized related to our equity plan as the performance condition was determined as not probable of being met. See Note 11—Stock-Based Compensation, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Income Taxes
Estimates of deferred income taxes reflect management’s assessment of actual future taxes to be paid on items reflected in the consolidated financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law, state

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income tax apportionment or the outcome of any review of our tax returns by the IRS or other government entities, as well as actual operating results that may vary significantly from anticipated results. For additional information on deferred tax assets and liabilities, see Note 12—Provision for Income Taxes, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Recent Accounting Pronouncements
Information regarding recent accounting pronouncements is included in Note 2—Summary of Significant Accounting Policies, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is below.
Foreign Currency Risk
A significant majority of our sales are denominated in the prevailing currencies of the countries in which we operate. Additionally, our operating expenses are largely denominated in the currencies of the countries in which our operations are located or in which revenue is generated. Therefore, our operations are not currently subject to significant foreign currency risk on a regional basis. However, as our international business has grown, fluctuations in foreign currency exchange rates have started to have a greater impact, and as a result we face exposure to adverse movements in foreign currency exchange rates, as the financial results of our international operations are translated from local currency, or functional currency, into U.S. dollars upon consolidation. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions, but we may do so in the future. The effect of foreign currency exchange on our business historically has varied from quarter to quarter and may continue to do so, potentially materially. In addition, global economic conditions may result in changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar may negatively affect our revenue as expressed in U.S. dollars.
Interest Rate Risk
Our cash equivalents consist primarily of money market accounts and have an original maturity date of 90 days or less. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Any future borrowings incurred under our revolving credit facility will accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence. A 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.
Inflation Risk
We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to be subject to more significant inflationary pressures, we are generally able to offset such higher costs through price increases or other cost efficiency measures. Our inability or failure to do so could harm our business, financial condition and results of operations.

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BUSINESS
Overview
At Pattern, we are on a mission to help brands accelerate profitable growth on global ecommerce marketplaces. Today, our proprietary technology and on-demand experts operate across more than 60 marketplaces to increase product sales to consumers in more than 100 countries. Utilizing more than 37 trillion data points and sophisticated machine learning and AI models, we strive to optimize and automate key levers of ecommerce growth, including advertising, content creation and management, pricing, forecasting and customer service. The result is a powerful platform that allows our brand partners to navigate the complexity of operating on global ecommerce marketplaces at scale.
The Ecommerce Opportunity is Massive
The approximately $4 trillion global ecommerce market is forecasted to grow at a CAGR of 9.3% from 2024 to 2028, representing more than $400 billion of annual growth.12 Consumers are increasingly shopping online and, as a result, U.S. ecommerce sales are expected to grow more than four times as fast as all other U.S. non-ecommerce sales over this span.13 Not only is global ecommerce expanding, it is also becoming a larger share of retail, increasing from 10% of retail sales in 2016 to a projected 25% by 2028, with each 1% shift from brick-and-mortar to ecommerce representing over $140 billion in retail value.12 Within global ecommerce, marketplaces commanded 59% of total revenue in 2023 and, in the United States, grew more than twice as fast as D2C channels in 2023.14
*       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
Ecommerce is Simple for Consumers but Complex for Brands
For consumers, it is increasingly easy to shop online and have products show up at their doors within days or even hours. For brands, the shift to ecommerce has created new opportunities to grow. However, in making shopping easier for consumers, much of the complexity has shifted to brands. Brick-and-mortar retailers offer finite shelf space, relatively stable pricing and more straightforward advertising and fulfillment processes. Conversely, ecommerce marketplaces leverage algorithms for product discovery and real-time pricing, offer unconstrained shelf
12      Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
13      Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024); eMarketer, US Ecommerce Forecast 2024: Retail Sales Will Chart a Modest and Steady Course Through Ongoing Headwinds – August 2024, https://content-naf.emarketer.com/us-ecommerce-forecast-2024.
14      Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024; Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024).

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space that dynamically updates and necessitates always-on advertising to drive product visibility. The stakes are heightened by the “winner-takes-most” nature of the ecommerce marketplace ecosystem where the top three organic search results on the first page capture over 60% of clicks.15 Moreover, marketplaces present complex and expensive warehousing, packaging and shipping challenges for brands to meet consumer expectations of same day or next-day delivery. Most brands lack the resources, scale and capabilities needed to grow their ecommerce business profitably on their own. As a result, they stand to benefit from a comprehensive solution.
Pattern is the Solution
We have spent more than a decade obsessing over how to make managing ecommerce easier for consumer brands so that they can focus on what they do best: creating products that customers want to buy. Pattern’s platform sits as a thin layer between brands, marketplaces and consumers.
*       Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
Our patented technology and on-demand experts function as the “easy button” for brands as they navigate the complex ecosystem of marketplaces, regions, languages, regulatory environments, technology point-solutions and agencies. We believe that, over time, brands will have an increasingly difficult time managing all of this on their own, and Pattern will become an even more compelling solution to the complexities of scaling and accelerating within global ecommerce.
The marketplaces on which we operate benefit from both the more positive consumer experience we offer, as well as the accelerated consumer sales growth that our platform enables. Given our reputation for positive consumer experience and breadth of product selection, we receive inbound requests from marketplaces interested in working with Pattern as they expand their third-party offerings.
Our Business Model
We believe that one of the best ways to monetize our technology and expertise is by purchasing products from our brand partners and selling those products to consumers on global marketplaces. This provides a more seamless, low-friction relationship that is familiar to our brand partners and allows Pattern maximum control over the customer experience, including content, pricing, logistics and customer service. In our experience, this business model aligns Pattern’s and our brand partners’ incentives toward maximizing growth. Importantly, transacting directly with consumers also allows us to accumulate comprehensive marketplace data, perform real-time testing and
15      Search Engine Journal, Amazon’s Search Engine Ranking Algorithm: What Marketers Need to Know – August 2018, https://www.searchenginejournal.com/amazon-search-engine-ranking-algorithm-explained/.

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build more powerful predictive models. As a result of the advantages of our platform and business model, our revenue outpaced the growth of the ecommerce segment by a multiple of approximately x over .
How We Do What We Do
As the pioneer of ecommerce acceleration, Pattern defines what it means to be an ecommerce accelerator: a platform that combines proprietary technology and on-demand expertise. Given the complexities that consumer brands face in scaling and accelerating global ecommerce, we have organized our platform around a simple and intuitive formula, which we call the ecommerce equation:
We have built a powerful EXP which is powered by AI and machine learning to execute thousands of optimizations daily and drive this equation across tens of thousands of products on marketplaces around the world. These optimizations include automated adjustments and recommendations powered by a massive flow of ecommerce data. We have gathered more than 37 trillion data points to date comprised of keyword, shipping, advertising, sales, market share, click, social, conversion, customer service and other data, a figure which grows by more than 128 billion data points each week on average.
Today, our software, with a combined total of 12 issued patents and patents pending, is supported by approximately 300 software engineers, data scientists and other technology professionals who are dedicated to enhancing and innovating upon our technology to further increase our capabilities. We believe our data and technology provide a competitive advantage and will continue to differentiate our platform from alternative solutions.
We believe ecommerce complexity cannot currently be solved and is unlikely to be solved in the near future by technology alone. We have a team that offers differentiated, comprehensive, on-demand expertise and capabilities across marketplace management, marketing, fulfillment and brand protection on a global basis. Our brand partners trust our industry experts with everything from day-to-day ad campaign management and creative execution to strategic decisions, such as what product categories have the most potential or which global markets to enter. Our operational experts also help brand partners access our worldwide fulfillment network, utilizing our proprietary WMS to deliver efficient and scalable volume to marketplaces and, in some cases, directly to consumers across the globe. Leveraging our technology, our in-house industry experts deliver data-driven outcomes efficiently across all aspects of the ecommerce equation. Today, we sell tens of thousands of products from more than 200 brands across different industries and geographies including the Americas, Europe, Australia and Asia. Our current brand partners’ industry presence includes health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.
Our Results
We have developed and maintained, and continue to develop and maintain, strong and long-lasting brand partner relationships. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to existing brand partners. More than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years. For the year ended December 31, 2023, our NRR was 115%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate NRR.
We believe that we benefit from a powerful flywheel effect supporting our growth at scale: the more data we collect, the more accurate our insights become and the faster we accelerate brand partners. As our brand partners

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grow and we attract new brand partners, the more efficient our operations become and the more we can invest in technology. We use our technology and data advantage to identify high-potential new brand partners and leverage a targeted, efficient go-to market approach to bring them onto our platform, further fueling our flywheel. At the same time, our average cost to serve our brand partners globally as a percentage of revenue has decreased over the past two years. As we continue to scale, we expect continued improvement, and we plan to share these savings with our brand partners while we continue to invest in our platform.
In the year ended December 31, 2023, we generated revenue of $1,366 million, an approximately 38% increase from revenue of $991 million in the year ended December 31, 2022. Over the same period, our net (loss) income increased from $(3.0) million to $41.3 million, and our Adjusted EBITDA increased from $17.7 million to $64.7 million. Adjusted EBITDA is a non-GAAP financial measure. For additional information about our non-GAAP financial measure, including reconciliations of the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure.”
Industry Background
Consumer Trends
The approximately $4 trillion global ecommerce market is forecasted to grow at a CAGR of 9.3% 2024 to 2028, representing more than $400 billion of annual growth.16 Not only is global ecommerce expanding, it is also becoming a larger share of retail, increasing from 10% of retail sales in 2016 to a projected 25% by 2028.16 This represents a meaningful shift in consumer spending, as each 1% shift from brick-and-mortar to ecommerce represents over $140 billion in retail value.16 Ecommerce is the preferred channel for an increasing number of consumers, with the global ecommerce market representing 22% of the global retail market in 2023.16 In the top two countries with the highest ecommerce penetration, South Korea and China, ecommerce represents 46% and 36% of total retail sales, respectively, indicating potential upside for the rest of the world.16
Within ecommerce, marketplaces commanded the largest share of global ecommerce revenue at 59% of total revenue in 2023.16 For example, in the United States, marketplaces grew more than twice as fast as D2C channels in 2023, growing at 19% year over year compared to 8% for D2C channels.17 An increasing number of new marketplaces, such as Temu and TikTok Shop, are fueled by advancements in technology and changing consumer trends such as social commerce. The growth of marketplaces is primarily driven by 3P sellers and the selection they offer. 3P seller revenue grew from $736 billion in 2018 to $1.9 trillion in 2023, representing a 21% CAGR.16
16      Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
17      Factset, Ecommerce Intelligence (ID # FI3550US), for the three years ended December 31, 2023 (Accessed on November 21, 2024).

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As marketplaces continue to grow, consumer shopping behavior has also evolved, with an increasing number of consumers searching for products directly within marketplaces rather than using traditional search engines. For example, 61% of online shoppers began their product search on Amazon in 2022.18 With this shift, it is increasingly important that brands stand out on the “digital shelf”, or among the top of the search results for a given keyword/keyword phrase. Physical stores have finite shelf space that is largely static, while marketplaces offer an unconstrained digital shelf that dynamically updates. There are hundreds of thousands of keywords to compete on and the “winner-take-most” dynamic of the digital shelf makes it critical to the success of any brand. The top three organic search results on the first page capture over 60% of clicks,19 meaning brands must compete to optimize their listings for organic search and/or pay to be included in sponsored results. This type of advertising is lucrative for marketplaces that have monetized this placement, but has made it challenging for many brands to balance visibility and profitability.
The consumer shopping journey continues to shift, with more and more consumers discovering products through new channels such as social media, fueling rapid advancements in social commerce. The number of TikTok Social Buyers20 has increased from 6% of total TikTok users in 2020 to 37% of total TikTok users in 2023,21 creating an opportunity for brands to broaden their channel strategy. Consumers also expect a seamless shopping experience across all touchpoints including product selection, quality and description, competitive pricing and convenience including fulfillment speed, return service and customer support. Approximately 33% of consumers use three or more channels to browse, research and purchase products.22
Artificial Intelligence Tailwind
Ecommerce is poised to benefit greatly from AI. This advantage stems from the vast number of consumer data points generated with each click, interaction and transaction that take place across the customer journey. AI-enabled solutions can analyze trillions of ecommerce data points to predict consumer behavior, generate personalized recommendations, detect fraud, forecast demand and manage inventory more accurately and efficiently than ever before.
The application of AI is particularly well-suited to ecommerce, where success is driven by optimizing customer experiences, including engaging and compelling product content, availability and pricing. Unlike other industries where the inaccuracy of AI could pose significant risks (e.g., autonomous driving), AI in ecommerce poses much less risk and can be effective in optimizing a wide range of activities including SEO, advertising, content generation and inventory management. As a result, companies with data and technology advantages are well-positioned to use AI to streamline operations and increase consumer satisfaction. Because publicly-available AI solutions have largely been trained on the same data sets, they are now converging on the same answers and results. As a result, companies that possess large, unique and proprietary data sets are well-positioned to drive growth and compete effectively.
Challenges that Brands Experience
Effectively selling across global marketplaces is extremely complex and requires brands to master an array of variables, including:
•Traffic generation: creating awareness and interest in the products
•Demand capture: identifying and converting existing demand into sales
•Content optimization: enhancing listings to maximize visibility and conversion
•Brand consistency: maintaining a cohesive consumer experience across all channels
18      eMarketer, Over 60% of US online shoppers start their product search on Amazon – August 2022.
19      Search Engine Journal, Amazon’s Search Engine Ranking Algorithm: What Marketers Need to Know – August 2018, https://www.searchenginejournal.com/amazon-search-engine-ranking-algorithm-explained/.
20      TikTok Social Buyers are users that make purchases either via links on the app or directly through the platform.
21      Insider Intelligence (eMarketer), Share of users purchasing on TikTok in the United States from 2020 to 2023 – August 2022 (ID #1416784).
22      Retail Dive, Thirty percent of consumers use more than three commerce channels: Study, https://www.retaildive.com/ex/mobilecommercedaily/thirty-percent-of-consumers-use-more-than-three-commerce-channels.

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•Inventory management: optimizing inventory levels to ensure the right products are available at the right time while minimizing excess stock and storage costs
•Marketplace compliance: complying with policies across marketplaces and regions
•Shipping logistics: offering fast and reliable yet cost-effective ways to deliver products
•Post-purchase engagement: converting one-time purchasers to repeat customers
•International expansion: capitalizing on growth opportunities across different regions
At Pattern, we believe it is virtually impossible for brands to optimize each variable by themselves. Our 2023 internal survey of more than 300 North American brand leaders showed that half of brands have ecommerce teams of five or fewer and 70% have 10 or fewer. These brands with ecommerce teams can be tasked with managing hundreds of SKUs across dozens of global marketplaces (including their own .com or D2C sites), often executing on thousands of keywords per product and navigating complexity that increases each year. These complexities apply regardless of business model – whether they utilize 3P or 1P selling strategies, brands are required to list and market their own products on the marketplace while considering pricing and inventory levels.
With these complexities and opaque marketplace requirements, brands are presented with five key challenges:
Challenge #1: Growing profitably
Achieving profitable growth online is a significant challenge for many brands, despite the expanding opportunities in ecommerce.
•The cost of acquiring new consumers online has steadily increased due to intense competition for digital ad space.
•Selling on major marketplaces involves substantial fees, including referral fees, advertising and merchandising fees and other marketplace fees.
•Managing logistics is particularly expensive, especially with growing consumer expectations for fast delivery, free shipping and easy returns.
•The balancing act between meeting consumer demand and avoiding excess inventory.
•Developing internal technology like inventory management and analytics is a time consuming and expensive endeavor.
•Maintaining and upgrading these technologies is expensive, and smaller brands struggle to afford the level of sophistication and lack the expertise and resources required to compete with larger, established players.
•The need for constant technological innovation adds further pressure on costs and profitability.
Challenge #2: Lack of technology
Many brands do not have integrated technology capabilities. Using a patchwork of solutions can make it difficult for brands to come up with coherent strategies and coordinated execution, leading to inefficiencies and inconsistencies.
•Utilizing disconnected technology for advertising and inventory management across different marketplaces can result in operating inefficiencies such as stockouts, which can increase costs, delay fulfillment and strain relationships with consumers.
•Managing a patchwork of ecommerce technology often leads to higher costs, since each tool or platform requires a separate subscription, custom integration and ongoing maintenance.

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•Many brands also lack the technology or systems to capture and analyze data in real time, which can cause delayed insights for inventory and marketing strategies.
Challenge #3: Lack of access to high quality and comprehensive data
•Brands often face significant challenges in capturing high quality and comprehensive ecommerce data, which can limit their ability to optimize strategies, improve customer experiences and drive growth.
•Brands are unable to access certain key data on global marketplaces, advertising platforms and social media without custom-built technology.
•Brands selling across multiple channels—direct-to-consumer websites, social media platforms and marketplaces—face difficulties consolidating data into a single source of truth.
•Different ecommerce platforms use varying formats and metrics, which can result in inaccurate or incomplete data when integrated improperly.
•Decentralized data and a lack of automation can also lead to overspending on advertising, which benefits marketplaces, but hurts brand profitability: in 2023, the average cost per click of sponsored product ads on Amazon U.S. increased by 11.6% from 2022.23
Challenge #4: Lack of expertise
Hiring a team that understands the complex ecommerce landscape is extremely difficult and expensive. Without dedicated teams to help integrate the necessary solutions, the technology alone is unlikely to translate into growth and operational efficiency.
•Brands require in-depth, specialized knowledge to succeed across multiple marketplaces and regions which have different and evolving regulations, rules and policies.
•Without experts, as brands scale, the aforementioned inefficiencies and inconsistencies like stockouts will only be exacerbated.
•As emerging ecommerce channels such as TikTok Shop rise in prominence, brands require a nimble team to adapt to the ever-changing landscape.
Challenge #5: Retaining brand value throughout the consumer experience
It is difficult for brands to position themselves consistently across different marketplaces.
•As marketplaces attract more 3P sellers, the featured offer becomes increasingly competitive as dynamic pricing and marketplace algorithms often prioritize lower prices over other metrics, making it harder for brands to maintain premium positioning.
•Sellers are often forced to compete on price, driving down listing price and creating a “race to the bottom” across the ecommerce ecosystem that hurts brands’ profitability and can harm overall brand reputation.
•Unauthorized sellers often list products for sale at lower prices with inaccurate or incomplete product descriptions, without adhering to brand guidelines, which undercuts authorized distributors and can weaken a brand’s pricing and image.
•The sale of counterfeit products can damage a brand’s reputation and erode consumer trust. For example, according to a survey, approximately 65% of consumers who have unintentionally purchased counterfeit goods lost trust in a brand after such purchases, stopping them from ever repurchasing anything from that brand again.24
23      eMarketer, Industry KPIs: Advertising on Amazon is getting more expensive, but ROAS is holding steady – March 2024.
24      Incopro, Counterfeit products are endemic – and it is damaging brand value – July 2019, https://www.incoproip.com/wp-content/uploads/2020/02/Incopro-Market-Research-Report.pdf.

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•As brands expand to new marketplaces, they often face challenges in maintaining high standards for delivery speed and customer service, which can ultimately hinder the success of their marketplace expansion efforts.
The Ecommerce Acceleration Category
Brands require a comprehensive solution to scale their ecommerce businesses. However, technology alone can’t solve the complexities of ecommerce. Success requires a combination of advanced technology and proven industry expertise. As the pioneer of ecommerce acceleration, Pattern defines what it means to be an ecommerce accelerator: a platform that combines proprietary technology and on-demand expertise.
We created the ecommerce acceleration category to offer a platform to help brands rapidly scale their online presence and maximize their performance across digital channels. Key solutions from ecommerce accelerators include platform integration, data and analytics, marketing and advertising solutions, supply chain optimization, listing optimization, pricing and promotion management and customer engagement solutions. Coupled with on-demand expertise to facilitate execution, these solutions can help brands increase sales, improve customer experience, expand to new markets and marketplaces faster and better adapt to the changes in the dynamic ecommerce world.
Our Platform
Our platform is a combination of our proprietary technology and our on-demand expertise, both of which sit upon our differentiated data set. Our software and global team of industry experts optimize traffic, conversion, price and availability to drive profitable growth for our brand partners.
Our Technology
Pattern’s EXP is powered by a massive proprietary data set consisting of more than 37 trillion data points. This data set informs our machine learning algorithms and LLMs that we employ in our technology. Our data set is the competitive advantage, not LLMs alone. By virtue of our scale, presence and data collection practices on marketplaces, advertising platforms and social media applications around the world, we continue to add to our data advantage, collecting billions of new data points each day. We believe this data set provides a competitive moat that

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deepens over time as large quantities of data are collected, further differentiating our platform from alternative solutions.
EXP Data Layer
The backbone of Pattern’s EXP is formed from its robust and extensive data layer. This layer acts as the central nervous system of the platform. Millions of daily API calls send critical information, with data points on everything from keyword data to fulfillment rates to market share that are leveraged to inform the rest of the platform’s functions. This backbone not only draws on our existing 37 trillion data points, but also collects, stores and structures more than 128 billion new data points each week on average. This data covers a wide variety of signals across millions of products, keywords, brands, consumer behavioral inputs and more, including search, advertising, fulfillment, content conversion rates, ratings and reviews, social media influencers, likes, shares, clicks and comments. In addition, our data set is augmented by relationships with other data providers.
Artificial Intelligence
The EXP data layer also includes the various machine learning, natural language processing engines and LLMs that train on our wide set of proprietary data. These AI models analyze billions of data points and produce valuable computations, which are then utilized by the rest of the platform. Our AI models continue to improve in line with the increasing data used to train each successive model. The AI layer also runs all security protocols and authentication applications to help track users, accounts and other integration points.
Insights Engine
The Pattern Insights Engine is the analytical brain of EXP. The Insights Engine compiles the AI-driven computations from the EXP data layer and continuously aggregates them into performance dashboards, scorecards, filter-ready reporting and ongoing notifications. The Insights Engine sits across the execution engines extending to every module of the EXP. This provides up-to-the-minute reporting and signals on hundreds of key processes and metrics, including payments to social influencers, impressions on listings, syndication failure rates for content being pushed to marketplaces, customer lifetime value and much more.
The Insights Engine is leveraged by Pattern experts and brand partners alike to keep a pulse on important trends, issues and opportunities. How did a brand’s top SKU perform revenue-wise on Black Friday compared to last year? How fast is the category growing for “Facial Microdermabrasion Products” and is market share for Brand X in that sub-category up or down over the past 60 days? Which products are at risk of going out of stock in the next 45 days and what is the status of inbound goods to replenish them? What is the average fee paid to an influencer within the Beauty category on TikTok Shop? These are just a handful of the myriad insights being served up daily via the Pattern Insights Engine.
A powerful example of a module within the Insights Engine is Pattern’s Digital Shelf. This capability works by prompting the user to enter in a product name, keyword or Amazon standard identification number (“ASIN”). Within milliseconds, it returns a detailed description of and important data regarding that product’s top competitors across the Amazon site in the search field.
Execution Engines
In addition to an Insights Engine, Pattern’s EXP includes four execution engines, which each contain modules that enable automation, scale, and execution based on the information and insights gleaned from the Insights Engine. These four Execution Engines align to the ecommerce equation: Traffic, Conversion, Price and Availability.
Traffic Engine
The Pattern EXP Traffic Engine is the execution arm for all activity related to driving digital traffic (i.e., consumer eyeballs) to brands and product listings around the world. One of the highlights of this engine is a patented keyword recommendation module we call Destiny. The goal of Destiny is to increase organic (i.e., non-paid) traffic to a given listing by using machine learning and proprietary data to recommend keywords and keyword phrases on which said listing has mathematical propensity to win better placement.

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The ecommerce Digital Shelf reflects a product’s current competitive landscape, not aspirational comparisons. Marketplace algorithms prioritize products with strong performance indicators: high click-through and conversion rates, new-to-category customers, low return rates and repeat purchases. Destiny highlights keywords with the highest winnability, or a product’s ability to outperform competitors across these key performance metrics. As strong performance drives higher organic rankings, products gain visibility across more keywords, unlocking greater sales opportunities. These incremental wins compound over time, driving growth.
Destiny works by identifying these keywords at a product level and then pushing those recommendations into Pattern’s algorithmic bidding technology, which systematically optimizes advertising bids thousands of times throughout the day on the product and marketplace in question. By leveraging Destiny, brands are able to dramatically increase their advertising efficiency in two ways:
•Reallocating existing advertising spend to keywords on which they have higher winnability (which typically converts at a higher rate and costs less); and
•Demonstrably improving the organic ranking of the brand’s products across thousands of keywords.
The scale and volume of keywords and keyword phrases that Destiny analyzes is impracticable to replicate manually and offers the opportunity to capture sales on the full list of relevant searches. In addition, by bidding only on keywords or keyword phrases for which the product is not organically ranking, Destiny helps ensure that advertising-driven revenue is truly incremental.
The Pattern EXP Traffic Engine includes many other important modules, which enable recruiting, managing, paying and communicating with social media creators, managing advertising and influencer campaigns on marketplaces and social networks and managing/optimizing advertising spend across every aspect of the demand funnel, to name a few.
Conversion Engine
The Pattern EXP Conversion Engine is the execution arm for all efforts aimed at improving the efficacy and conversion rate of a brand’s content and listings across dozens of ecommerce and social media platforms, which may include everything from product detail page titles and bullets to product photography, videos, user-generated content and other microsites, landing pages and advertisements. In addition to granular reporting on page views, click share, orders, category ranking and reviews for any given product, the Conversion Engine leverages our data, large language models and transformer-based neural networks, a type of machine learning model that excels in tasks like language understanding, translation and text generation, to provide competitive insights comparisons to the digital shelf and make sophisticated content recommendations. This provides actionable value in three primary areas: content management, content optimization and content creation.
•Content management: For a given brand owner, each of their products have both digital assets (such as product photography and videos) as well as potentially hundreds of product attributes (such as weight, dimensions, model numbers, ingredients and product descriptions) that are shared daily with retailers, distributors and customers alike. Pattern’s Conversion Engine includes both a digital asset management library (“DAM”) as well as a product information management system (“PIM”) that simultaneously catalog and categorize millions of product assets and attributes into an easy-to-use and easy-to-navigate system. Brands not only leverage these systems as an internal source of information, but also share access with partners and vendors. Because retailers and ecommerce platforms have different requirements related to assets (such as number of images, colors and sizing) and content (such as character length, SKU numbers and preferred attributes), Pattern’s syndication module also provides ready-made templates for distributing content to retailers and marketplaces and in many cases, dynamically syndicates content and assets via API to these platforms in a manner designed to ensure any issues or failures are quickly addressed and resolved. The engine can also proactively monitor marketplaces to ensure that if a brand’s content is inadvertently changed by another party, the brand will be notified that it does not “match” their preferred and often legally mandated content library.

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•Content optimization: Pattern’s patent-pending content optimization technology is based on deep data and analysis of a product’s primary competitors, or digital shelf. In order to make recommendations for optimizing content on a given product, our technology uses AI to analyze more than 2 million data points including the images, titles, bullet points and brand content for hundreds of the product’s closest competitors. The output of this analysis is a fact sheet that contains the equivalent of more than 10,000 pages of competitive insights. For example, for the photography recommendations, we use AI to determine image classifications or archetypes for every photo of every competitive product to determine which image archetypes are best converting and generating revenue on the marketplace. We then condense this data into a “Content Brief,” which provides specific, data-driven recommendations on improving the functionality, positioning and content for the product in question.
•Content creation: For brands who desire greater scale, speed or efficiency, Pattern’s Conversion Engine leverages AI-driven content creation solutions that are given detailed prompts extracted from the 10,000-page equivalent fact sheets that we generate for each content brief. The result is a vast array of photos designed to learn from and leverage the attributes of the highest-converting archetypes in the category.
Price Engine
Pattern’s Price Engine includes a wide range of modules related to maintaining brand control on marketplaces. Most marketplaces include some sort of “add to cart” section of a product listing page, which is also known as the featured offer. The featured offer generally lists the product price, the name of the seller offering the product and some indication of how the product will be shipped to the customer — often fulfilled by the marketplace or directly shipped from the seller. Ironically, brands do not have good visibility into these dynamics or metrics for their products. Pattern’s Price Engine allows brands to better understand if unauthorized sellers are selling their product, for what price they are selling it and what share of overall sales these sellers are commanding. For brands that have a minimum advertised pricing (“MAP”) policy, they are able to view MAP-adherence for sellers in regions where MAP applies. Within this engine, Pattern also monitors hundreds of websites daily to help brands detect price suppression, price erosion and general price competitiveness.
Availability Engine
Pattern’s Availability Engine contains a number of modules, including a robust order management system, which provides brands with ongoing visibility into their product inventory pools across marketplaces, as well as detailed information on where their products reside in the pipeline. Other modules in the Availability Engine provide Pattern internal teams with forecasting models and detailed information regarding in-stock rates, which helps brands avoid advertising products that are at imminent risk of going out of stock. Further product details provided include physical location and status of purchased goods, including area designations, location profiles, storage IDs and pick types. Other functionality within this engine includes inventory mapping, order queues and process types. This software is critical in helping maintain high in-stock rates for brand partners and keeping Pattern warehouses running efficiently.
Our On-Demand Expertise
Our team of global, in-house experts includes experienced brand managers, ad strategists, SEO strategists, art directors, account health specialists, data scientists, former brand and retail executives, customer service specialists and in-stock managers. Our experts leverage our platform and experience across many brands to seek to profitably grow our revenue while executing with our brand partners’ specific goals and priorities in mind. Our experts execute against our acceleration playbook, which includes a number of activities across the brand partner lifecycle. We believe our technology is amplified by our team, and this combination will drive greater success than standalone agency models or technology solutions.
We kick off new brand partnerships by assigning a brand manager to each new brand partner to offer dedicated, end-to-end support and drive alignment on key priorities and goals through a joint business plan. Using our forecasting model, in-stock managers place orders for the inventory we expect to sell in the first few months of the relationship, which is shipped to Pattern’s warehouses for prep and shipment to the contracted marketplace(s). Better accuracy and speed means customers see in-stock messaging faster and more reliably on product listing pages,

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which drives traffic and conversion. This is also bolstered by optimized product titles, bullets and product descriptions. Once products are in stock with optimized listings on the relevant marketplace(s), advertising strategists launch campaigns, leveraging Pattern’s patented technology, with the goal of driving placement in the top four search results for relevant keyword/keyword phrases. Our customer service teams also begin managing customer interactions and any customer loyalty programs.
As revenue ramps, we manage ongoing business performance measurement, tracking metrics including revenue, price consistency, in-stock rates, inventory health, catalog completeness, advertising efficiency and customer review sentiments. We also ensure readiness for growth opportunities, including brand participation in events (such as Black Friday and Chinese Singles Day) and use our data to surface opportunities to expand to new marketplaces and new regions.
Our team is accessible to brand partners through regular business reviews scheduled on a weekly, monthly and quarterly cadence, as well as on an ad-hoc basis, offering brand leaders and executives assurance that any emergent opportunities or issues will be quickly identified and addressed.
Our Competitive Strengths
Win-win Partnership Mindset
We run our business on the philosophy that a brand partner’s success and our success are linked. Our business model avoids the “agency mindset,” as the incentives of both Pattern and our brand partners are economically aligned towards driving consumer product sales. Whereas traditional marketplace agencies and technology providers charge fees, retainers and percentages of advertising spend, Pattern’s brand partners benefit from a highly symbiotic business model where our revenue is directly tied to the sales of our brand partners’ products. The more we sell to customers, the more we buy from our brand partners and, therefore, our success is our brand partner’s success.
Acquiring inventory demonstrates our commitment to and belief in our own capabilities while providing a more seamless and a low-friction collaboration with our brand partners by allowing us to maintain control over the entire process, from product content and pricing to customer service, logistics and data collection. Our model helps create enduring relationships with our brand partners and offers scalability that we believe surpasses most software-only monetization strategies.
Comprehensive Proprietary Technology and Data Sets
As one of the largest third-party sellers worldwide—and the largest on Amazon in the United States25—we hold a distinct and growing data advantage. We gather massive amounts of real-time data, with more than 37 trillion data points captured since our inception and more than 128 billion new data points added each week on average. Our proprietary and scaled data assets allow us to provide differentiated insights for our brand partners across the ecommerce equation, from sales to marketing, consumer behavior, fulfillment and logistics. By virtue of our increasing presence and data collection on more than 100 marketplaces, advertising platforms and social media applications around the world, we continue to enhance our proprietary data set.
Collectively, our Insights Engine and software that form the Pattern platform cover all aspects of the ecommerce equation for our brand partners. The foundation of our technology is Pattern’s EXP, composed of our data and computational layers, including our AI technologies. Our various machine learning, natural language processing and LLMs analyze billions of data points to provide valuable computations. Our Insights Engine then continuously aggregates insights from Pattern’s EXP into performance dashboards driving all of our modules, producing traffic, conversion, price and availability insights that we use to make data-driven decisions at scale. We provide brand partners with crucial data to safeguard their brand equity online by facilitating consistency across marketplaces and enabling brands to have unified product listing content, fast delivery speeds and quality customer service. The scale and volume of data points that our machine language-powered software analyzes is impracticable to replicate manually, which we believe provides us with a technological advantage over other ecommerce accelerators.
25      Market Pulse, Top Amazon Marketplace Sellers, https://www.marketplacepulse.com/top-amazon-usa-sellers (Accessed on November 3, 2024).

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Integrated, On-demand Expertise
The strength of our platform is amplified by our integrated, on-demand industry experts who use our technology to offer valuable insights and best practices for succeeding in online channels. Our experts have extensive experience across multiple brands, categories, marketplaces and regions – possessing a depth of knowledge that surpasses what any single brand could independently achieve. For example, our experts can help create a tailored operational strategy, offering expertise to our brand partners, including marketing strategy and implementation, creative development and customer service. Among other things, these experts offer expertise on digital marketing, leveraging SEO, social media, email campaigns and paid advertising to drive traffic and boost conversions. In addition, as brands expand globally, our experts can pass on critical information such as the largest and most strategic shipping ports in the world and associated costs. Our experts work closely with brand partners, maintaining strong relationships and open lines of communication, providing brands regular performance updates. This transparency fosters a strong, collaborative relationship where both parties are aligned in their objectives.
Scale
Our global scale is at the heart of our efficacy as an ecommerce accelerator. Every element of our platform benefits from compounding scale, from breadth and diversity of data, to technology investment and on-demand experts, to our global logistics network. For example, we have approximately 300 software engineers, data scientists and other technology professionals focused on enhancing our technology, and we have large talent centers dedicated to excellent operational support. We also batch our shipments, allowing us to ship approximately 95% of our units in the United States in full truckloads, which have a shipping cost that is generally more than 75% below shipments sent in less-than-full truckloads. These benefits of scale have compounding returns, as the more data we collect, the more accurate our insights become, the faster we accelerate brands. As our brand partners grow and we attract new brands, the more efficient our operations become and the more we can invest in technology. Without the benefits we derive from scale, many of our brand partners would be unable to effectively compete in marketplaces.
First-mover Advantage
We also benefit from first-mover advantages. We invested early in building proprietary technology to gather and analyze ecommerce data. As the first mover, we have built a competitive edge by accumulating a robust data set, entering complex international markets and establishing a track record of seller excellence across global marketplaces, which allows us to offer data-driven insights and comprehensive optimization strategies for our brand partners. We also leverage our first-mover status to scale globally, establishing infrastructure and expertise in international markets before many competitors. This head start allows us to assist brands with global expansion, providing a significant competitive advantage.
Deep and Long-lasting Brand Partner Relationships
We have built enduring relationships with our brand partners that we believe surpass most software-only monetization models. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to existing brand partners, and more than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years, demonstrating our strong and durable relationships.
Proven Leadership Team
We believe our talent, expertise and culture are key competitive advantages. Our founder-led, data-obsessed team comprises a diverse range of experts who are highly focused on execution, innovation and continuous improvement. Our team is at the core of our ability to drive results.
Our Flywheel Effect
We use our proprietary data and technology and our global logistics network to optimize the ecommerce equation to drive growth for our brand partners. We believe we benefit from a powerful flywheel effect supporting our growth at scale: the more data we collect, the more accurate our insights become and the faster we accelerate

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brands. As our brand partners grow and we attract new brands, the more efficient our operations become and the more we can invest in technology.
Our presence on multiple marketplaces allows us to gather valuable data and insights from the larger data set, which helps us drive success for our brand partners. This data improves our targeting and marketing capabilities on platforms like Google, Facebook and marketplaces. Our scale allows us to test and optimize at a level that smaller operators cannot afford. With a larger volume of ad campaigns and data, our understanding across market share, revenue share, click share and keyword impressions becomes more accurate and we can more effectively leverage machine learning and AI to optimize marketing strategies. The insights gained from managing more brands provide an advantage in terms of refining advertising techniques and maximizing return on investment.
With more brands under management, and as we increase volume and overall scale, we better optimize logistics and shipping across our platform, improving delivery times and decreasing the cost per brand using our platform. This creates an attractive offering for brands that lack the ability to effectively leverage the shipping and fulfillment networks, preventing them from being able to deliver in-demand service such as one-day shipping and participating in specific marketplace programs that would otherwise increase demand in their products.
With greater operating leverage, we are able to continue to prioritize investment in product development, innovation, research and development and go-to-market. This means we can introduce new features and test cutting-edge marketing strategies, supporting even better outcomes for our brand partners and driving results that help us attract new brand partners. By spreading investments across multiple regions and categories, we can experiment with innovations while reducing risk. Successes can then be scaled across our entire portfolio.
Benefits to Our Ecosystem
Our platform drives demonstrable value across the ecommerce ecosystem: consumers, brand partners and marketplaces.
Benefits to Consumers
We provide a consistent and efficient experience for consumers across all ecommerce channels that we operate in.
•Because we follow our brand partners’ brand policies, consumers can trust that they are purchasing authentic products.
•Highly ranked on price competitiveness across marketplaces and offering quick response times to customers, we have a 4.9/5.0 seller rating with over 425 thousand ratings and our response time averages 2.4x better than industry averages on Amazon.
•Through effective inventory and logistics management, we ensure products are available and delivered quickly and efficiently into marketplaces, enabling fast shipping to consumers.
•Low order defect rate and a high in-stock rate builds trust and satisfaction with customers, with our buyer dissatisfaction26 rate more than 10x lower than the industry average.
Benefits to Brand Partners
Whereas traditional marketplace agencies and technology providers charge fees, retainers and percentages of advertising spend, Pattern’s brand partners benefit from a highly symbiotic business model where our revenue is directly tied to the sales of our brand partners’ products. The more we sell to the customers, the more we buy from our brand partners.
•We utilize our integrated end-to-end technology stack to help our brand partners solve the complex ecommerce equation, driving increased consumer sales.
26      Buyer dissatisfaction tracks the total number of "No" responses to the survey question, "Did this solve your problem?" divided by the total number of surveys sent to buyers.

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•Our proprietary technology collects more than 128 billion new data points weekly on average, creating a rich data source that brand partners cannot access from any other competitor or technology product.
•We utilize our database to power our analytics technology, helping our brand partners to identify growth opportunities, including new customer acquisition, product development and global expansion. For example, every day we run a list of branded keywords across every geography we operate in, compare their GMVs and analyze the search frequency to identify potential geographies our brand partners can expand to.
•Our industry experts provide tailored strategies across marketing, fulfillment, customer service and inventory management on a global level.
•We protect our brand partners’ reputation and brand integrity by continuously monitoring and identifying unauthorized sellers and counterfeit products and abiding by their brand guidelines.
Benefits to Marketplaces
Marketplaces on which we operate benefit from both the more positive consumer experience we offer, as well as the accelerated consumer sales growth that our platform enables. Given our reputation for positive consumer experience and breadth of product selection, we receive inbound requests from marketplaces such as Walmart and Temu interested in working with Pattern as they expand their third-party offerings.
•We help marketplaces diversify product selection by enabling brand partners to easily launch and scale their products in new channels through the utilization of our technology and comprehensive support.
•We leverage our expertise and track record to provide feedback and share insights with marketplaces, helping them fine tune their technology and customer and seller experience.
•We help drive advertising spend on marketplaces. Our technology brand gives partners better actionable insights into how to best engage with consumers, which gives them confidence to invest into advertising on marketplaces.
Through end-to-end data, technology and expertise, we create a streamlined and effective ecommerce experience that fosters growth, trust and satisfaction across relevant stakeholders.
Our Market Opportunity
Pattern operates within the expansive, approximately $4 trillion global ecommerce market,27 a sector characterized by its large scale and the increasing number of consumers shopping online. Ecommerce stands as the fastest-growing retail channel worldwide, with projected annual sales volume increases exceeding $400 billion and a projected CAGR of 9.3% from 2024 to 2028.27 This market is ripe for innovation, as many traditional retailers, having not fully embraced the transition to online, are unable to provide personalized and data-driven shopping experiences.
As of 2024, the global ecommerce sector is estimated to have a penetration rate of 23%.27 We believe that several of our core categories, including health and wellness and beauty and home goods, are currently under-penetrated. In the United States, ecommerce penetration for similar categories is estimated to range from 20% to 40% as of 2024, whereas more mature ecommerce categories, such as books, music and video, have penetration rates approaching 70%.28 Looking ahead, our core categories are forecasted to reach penetration rates of 30% to 50% by 2028 in the United States.28 Historically, shifts in penetration rates have been a major driver of ecommerce growth, and we anticipate that this trend will continue to provide significant momentum for our business.
As we explore opportunities to expand our presence in global ecommerce marketplaces, we have identified additional retail brands that we believe can potentially benefit from our platform. We estimate that these brands represent a GMV of approximately $400 billion annually. This estimate is comprised of brands that currently have products offered on marketplaces in the geographies where we operate and includes the products these brands sell on
27      Euromonitor International, Retail: Euromonitor from trade sources/national statistics – October 2024.
28      eMarketer, US Ecommerce by Category 2024: A Slowdown in Growth Reshapes the Landscape – February 2024.

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those marketplaces. By leveraging third-party data sources, we aggregate ASIN-level product and pricing information for brands that we believe meet criteria that would make them attractive potential brand partners. Our focus is on brand size, potential unit economics, pricing and sales optimization, SKU concentration and inventory risk and complexity. While there can be no assurance that we will pursue, engage or enter into agreements with any of these brands, we believe there is significant potential to increase our sales through partnerships with new brand partners and to expand our relationships with existing brand partners. Our scale, technology and expertise deliver value to brands across marketplaces and regions. We believe we are in the early stages of capturing our market opportunity and hold a distinct competitive advantage through our data-driven approach.
Our Growth Strategies
Grow with our Existing Brand Partners
One of our core priorities is retaining and growing our revenue attributable to existing brand partners through continued optimization of the ecommerce equation. We have strong and long-lasting brand partner relationships. For the year ended December 31, 2023, approximately 82% of our revenue was attributable to existing brand partners, and more than 45% of our revenue was attributable to brand partners that have been with Pattern for more than five years. For the year ended December 31, 2023, our NRR was 115%. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate NRR. We plan to continue to increase our revenue by optimizing the ecommerce equation to increase our brand partners’ revenue – optimizing product listings, keywords and advertising strategies to increase visibility and conversion.
We will also continue to grow by expanding our product selection from each brand partner. As we demonstrate our value to our brand partners, they often entrust us with a growing proportion of their products, which further strengthens our relationship and contributes to our growth. By deepening our relationships with our existing brand partners, we help them achieve greater sales and efficiency, which in turn drives our own growth.
We also help brand partners diversify across marketplaces, increasing their reach and resilience against market fluctuations. We partner with over 60 brands for which we sell products on five or more marketplaces—three times the number of brands from two years ago. Additionally, the number of brand partners for which we sell products in more than two countries has doubled over the last three years. For brand partners ready to expand internationally, we support entry into new global markets by providing localized strategies that consider cultural differences, language and local consumer behavior.
Attract New Brand Partners
We also grow by signing new brand partners to our platform. We target brand partners with a proven track record of selling highly rated products, a loyal customer base and growth potential, assessed through our proprietary scorecard. Using our extensive data, we identify potential brand partners and our sales team efficiently markets to and signs new brand partners. The process involves thorough research, collaboration, clear communication and an emphasis on building long-term, mutually beneficial relationships. We utilize our strong track record of execution with current brand partners and reputation as a leading ecommerce accelerator to attract new brand partners looking for proven expertise in scaling online sales. Satisfied brand partners often lead to referrals and increased visibility within their industry, creating a positive cycle that helps us attract even more brand partners.
Enhance and Expand our Platform
Continuing to innovate and expand the breadth and quality of our platform enhances our value to our brand partners, differentiates ourselves in the ecommerce accelerator space and meets evolving market demands. We believe the investments we have made in research and development to build our technology have been a core differentiator of our EXP, and we will continue to focus on increasing our data set and creating new proprietary AI-powered solutions.
As a part of our technological advancement, we plan to enhance and integrate our existing solutions into current and emerging marketplaces. Our ability to understand and optimize each lever of the ecommerce equation is

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essential and we continuously invest in our analytic technology to deliver actionable insights and strengthen our advertising capabilities to help our brand partners drive profitable growth.
The strength of our platform is core to driving differentiated growth and we will continue to be thoughtful in weighing organic growth, partnerships, investments and acquisitions to expand our solutions.
Monetize Incremental Solutions
Due to the strength of each element of our platform and the unique space we occupy at the intersection of brands and marketplaces, we will continue to evaluate the potential to monetize discrete components of the value chain and to diversify our revenue mix.
•Software-as-a-Service: We are committed to enhancing our SaaS capabilities with a particular focus on our PXM and Creators solutions. These solutions enable brands to more easily generate optimized content across all ecommerce channels, while also supporting the expanding social commerce sector by providing a centralized platform for recruiting, engaging and managing affiliate marketing campaigns.
•Fulfillment: We are investing in our fulfillment capabilities to accelerate our shipping processes and offer marketplace preparation services to other third-party sellers. We are also investing in expanding the reach of our middle mile solution, which we estimate saved up to 50% of shipping costs into marketplaces during 2024.
•Services: We are dedicated to enhancing our Services solutions, which deliver tailored consulting and design solutions to our brand partners.
Continue to Expand into Global Geographies
One of our competitive strengths lies in our global capabilities, and we believe there is a significant opportunity to increase our revenue by further expanding into different marketplaces outside the United States. We plan to build on our solutions for our brand partners and to enhance our capabilities in other key regions such as Asia. Ultimately, we hope to be an ecommerce accelerator across all major marketplaces across the world.
Our Brand Partners
Today, we partner with more than 200 brand partners across different industries and geographies including Americas, Europe, Australia and Asia. Our current brand partners’ industry presence includes health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.
Our Solutions
We offer a range of solutions that leverage our proprietary technology and ecommerce expertise to accelerate revenue growth and profitability for consumer brands in online channels.

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Our flagship, core solution that drives the majority of consumer product sales on our platform is our Global 3P Accelerator. Our Global 3P Accelerator leverages the full breadth of our EXP to optimize traffic, conversion, price and availability across marketplaces and regions. This comprehensive platform includes technology for forecasting, inventory management, listing optimization, advertising automation, a team of dedicated experts to manage day-to-day execution, content creation and customer service, to name a few.
Other Solutions
Our technology and data has enabled us to identify new solutions that are in the early stages of development.
•1P Accelerator: Similar to our 3P Accelerator offering, our 1P Accelerator allows brands to benefit from our technology, services and operational expertise, but in this model, Pattern does not purchase any inventory (brands pay platform and services fees, allowing brands to maintain a 1P selling model (selling inventory directly to the marketplace)).
•Software-as-a-Service: We offer PXM and Creators as a standalone service. PXM is our product experience management software that allows brands to seamlessly create optimized brand content across every ecommerce channel, including integrated PIM and DAM. Creators is a solution that offers brands a central place to recruit, engage and manage their affiliate marketing campaigns.
•Fulfillment: Our fulfillment services include Marketplace Prep, helping brands prepare and ship their products to marketplaces and DTC. This streamlines brands’ direct fulfillment operations and middle mile, helping sellers save on inbound shipping.
•Services: We offer bespoke consulting services to provide market share insights and category analysis and design services to provide packaging, product design and prototyping expertise.
Our Operations
Our Inventory Management and Warehouse Operations
Pattern’s inventory management strategy is critical to its success in delivering optimal inventory levels while keeping products in-stock across multiple platforms, marketplaces and physical locations.
We believe the strongest inventory management execution requires world-class people developing sustainable processes and building scalable technology to deliver the correct amount of inventory, at the right time, in the right place. Our investment in experienced inventory management resources and technology has positioned Pattern to develop more accurate forecasts and, coupled with a dynamic and robust warehouse operations network, quickly recover when forecasts and market dynamics shift.
Forecasting
Our forecasting is anchored on a series of proprietary, data-science-driven models that analyze and explain historical trends to model the precise expected future performance of a specific product. The model, combined with our large repository of data and our close relationships with brand partners, enables us to optimize inventory levels based on consumer demand, expected promotional efforts and shifts in marketplace dynamics, attributes which are impossible to predict without expertise and knowledge of future initiatives resulting from joint planning with our brands. As a testament to our efficient inventory management, our gross inventory weighted average write-off as a percentage of our revenue has been approximately               % over the last two years, and in 2024, our global in-stock rate and inventory turnover were                and               , respectively.
Inputs to forecasting algorithms include proprietary insights from historical sales, current price competitiveness of our offers on specific marketplaces, current inventory pipelines, total supply chain lead times for specific SKUs, seasonality, promotional periods, advertising spend, off-platform brand awareness campaigns, category trends and overall market dynamics. The technology handles the complexity of calculating and tracking the trends, enabling trained forecasting professionals to make the best buying decisions for Pattern.

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Inventory Purchasing Mechanics
Our purchasing cadence and transparent buying mechanisms are built to reduce risk for our brand partners and for Pattern. Consistent, weekly purchasing for the majority of brand partners’ products ensures we have the ability to quickly optimize inventory levels to reduce out-of-stock risk and overbuying scenarios.
Passing through our cross-dock facilities, leveraging our scale and utilizing our custom integrations with marketplaces makes our brand partners’ products available to customers in days, compared to weeks or months for the average seller. This execution enables us to be more efficient and responsive to demand changes while maintaining lower overall inventory levels.
Global Warehouse Operations and Logistics
We leverage existing, third-party transportation networks to execute the deliveries to destinations around the world, whether that is on a customer’s doorstep or to an ecommerce marketplace distribution center. At the same time, we focus on investing in the part of the supply chain that is high-tech and capital light.
Our investment in automation in our warehouse network has consistently been focused on software within the warehouse while using repeatable and widely available hardware solutions, such as automated conveyance, to execute the manual work the software is guiding it to do.
Pattern’s investment and execution in its worldwide fulfillment network is one of our major differentiators. The speed through our network and a short overall supply chain keeps us nimble and efficient – and our scale enables us to reduce variable expenses while leveraging our fixed costs.
Our proprietary WMS powers the operators in our warehouse network to deliver efficient and scalable volume to marketplaces and, in some cases, directly to consumers across the globe. By leveraging hardware and software automation, we optimize inventory flow to ship more products into global marketplaces than any other operation in the world. Our modular, flow-based configuration reduces costs and increases flexibility, which we believe has prepared us for many years of future growth without significant further investment in warehouse space.
The WMS built by Pattern utilizes marketplace and carrier integrations to deliver all aspects of our requirements in a way that other warehouse software currently does not address–making our WMS a key investment for us. Delivering marketplace item preparation and shipment creation, direct to consumer fulfillment, reverse logistics capabilities, storage and inventory movement and leveraging third-party transportation integrations–the WMS is a robust, comprehensive solution that we believe is unique amongst our competitors. It also features multi-lingual support so the same software can be used in all Pattern-operated facilities worldwide.
Sales and Marketing
Our sales and marketing strategy and investments are informed by our comprehensive ecommerce data set, which we use to identify a highly targeted set of prospective brand partners that are a strong fit for our EXP and mutually beneficial partnership model. We start by creating a personalized, data-driven marketplace performance scorecard for each target brand to assess performance across the ecommerce equation (revenue = traffic x conversion x price x availability) on a given marketplace, such as Amazon, Walmart, TMall and TikTok Shop. This scorecard includes 20 different quantitative metrics such as branded and non-branded traffic, retail readiness, ratings and reviews, pricing stability and compliance, in-stock availability, channel control and international availability. This scorecard and data forms the basis of our outreach and marketing messages to our target brand personnel and helps us remain knowledgeable, helpful, present and personalized as we engage with key accounts.
We have a highly efficient sales organization, with global named account managers who build and maintain deep relationships with target brands throughout the customer lifecycle, supported by inside sales representatives who nurture target accounts and key contacts, product support specialists who offer product-specific expertise for multi-product deals and have their own mid-market target accounts and business development, responsible for building relationships with industry organizations and referral partners including law firms, venture capital and private equity firms, former executives of top brands and industry thought leaders.

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Our sales organization is also supported by a global, full-funnel, in-house marketing team that is organized into five primary functions: Creative and Brand, Public Relations and Communications, Product Marketing, Digital Demand Generation and Events. Our awareness and demand generation content and programs leverage our data, insights and in-house experts to demonstrate our deep understanding of the ecommerce pain points that brands face as well as our leadership in solving these challenges in innovative ways. We complement our upper-funnel digital marketing efforts with a robust calendar of live events that offer brands bespoke opportunities to engage with our executives and functional experts, ranging from curated executive retreats to our annual Accelerate conference, which attracts more than 1,500 ecommerce professionals for two full days of learning, networking and inspiration. Social proof is also central to our marketing programs, as we leverage our engaged brand partner community across digital and physical properties, including customer case studies, testimonials and references.
As of December 31, 2024, we had global sales and marketing employees with in-region presence across North America, Europe, Australia, Middle East and Asia Pacific. We plan to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity, particularly as we launch new solutions within the ecommerce acceleration category.
Our Competition
We believe that our relentless focus on technology, data, talent and brand partners has helped us create our industry-defining EXP. However, the ecommerce industry is highly competitive. Brands have a number of options to execute their ecommerce strategy. We view competition as:
•Brands growing their ecommerce business themselves;
•Existing technology and service providers focusing on part of the ecommerce equation;
•Marketplaces offering a 1P model for brands; and
•Other ecommerce accelerators.
We believe that our ability to compete successfully depends primarily on the following factors:
•continuing to advance our technology;
•leveraging our data and AI capabilities;
•maintaining and attracting brand partners;
•developing and launching new platform capabilities;
•responding to changing consumer demands in a timely manner;
•maintaining the value and reputation of our brand partners;
•attracting and retaining a team committed to innovation, data and serving our brand partners;
•effectiveness of our platform solutions;
•competitive pricing; and
•customer service.
Our People and Culture
At Pattern, our people are the driving force behind our mission to accelerate global ecommerce for our brand partners and we believe our team’s talent and expertise is a key competitive advantage. We maintain a meticulous and rigorous hiring process. Each full-time equivalent candidate undergoes an in-depth review, personally overseen by our CEO. We conduct comprehensive reference checks, including direct conversations with their previous

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managers, and these managers consistently rank our candidates among the top 20% of their teams. Our new hires bring substantial experience to the table, with an average of eight years of relevant work history.
From our headquarters in Utah's Silicon Slopes technology hub to our offices across Asia, Australia, Europe and the Middle East, our more than 1,500 full-time equivalent employees and 300 other employees, contractors and other personnel worldwide create meaningful impact every day for Pattern. Our team works together to realize a singular vision: to accelerate growth for global brand partners by leveraging data-driven insights, relentless brand partner obsession and a bias for action.
We have built a culture that prioritizes both impact and the employee experience. Recognized as one of Newsweek’s Global Most Loved Workplaces® and one of Inc.’s Best-Led Companies, Pattern places employees at the heart of our business model, and we are dedicated to a balanced work-life experience for our employees. This dedication is evident in our employee surveys, where the top two responses to what people love most about working here have consistently been: first, “the people,” and second, “work-life balance.” We provide our employees with the fundamentals to thrive: competitive compensation, outstanding benefits, leadership philosophies that empower and the chance to make a tangible impact on our rapidly growing organization. Our employees are the reason why hundreds of brands worldwide trust Pattern to power their ecommerce accelerations.
Pattern’s culture is deeply interconnected and global. Employees have the opportunity to collaborate with colleagues from across the world and gain exposure to a wide variety of perspectives and experiences. We celebrate our shared values during our annual Values Week. This special event brings together employees worldwide through company-sponsored activities, including a synchronized global 5K run. It’s a joyful, energizing way to connect and reinforce our commitment to our values. Values Week includes our annual Innovation Cup, a marquee event where employees from around the globe submit groundbreaking ideas for patentable technology that could drive Pattern forward. We recognize and celebrate our winners, and several innovative patent applications have been born from this competition, showcasing our commitment to innovation.
Our core values are the compass guiding everything we do:
•Data Fanatics: We are deeply passionate about data, using it to uncover opportunities, test hypotheses and drive results. Our teams collaborate to turn data into actionable insights, allowing our brand partners to benefit from precise, high-impact solutions.
•Brand Partner Obsessed: Our brand partners’ success is our success. We listen, empathize and commit to exceeding expectations with integrity and responsiveness. Earning and maintaining brand partner trust through excellence is at the core of our philosophy.
•Team of Doers: Action defines us. We embrace challenges with enthusiasm and a spirit of collaboration. Accountable and resilient, our people work with urgency and responsibility to overcome obstacles and deliver on our promises.
•Game Changers: We don’t just adapt; we innovate. From disrupting industry norms to discovering new opportunities, we are committed to leading change. We believe in thinking boldly and pushing boundaries for our company and our brand partners.
Our company leadership principles complement these values, shaping a culture where team members can thrive and grow. We build winning teams by recruiting top talent and aligning team structures with evolving business needs. We trust and empower, encouraging autonomy and work-life balance while eliminating unnecessary bureaucracy. We accelerate talent by providing continuous learning opportunities and offering top-of-market compensation to attract and retain the best talent. Finally, we value impact over ego, prioritizing outcomes and fostering transparent communication and empathy within our teams.
Pattern has a culture where our people are inspired to innovate, connect and make a difference. By investing in our employees and celebrating their achievements, we make Pattern a great place to work and a leader in shaping the future of global ecommerce.

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Government Regulation
As with any company operating on the internet, we are subject to a growing number of local, national and international laws and regulations. These laws are often complex and unclear, sometimes contradicting other laws, and are frequently changing. Compliance is costly and can require changes to our business practices, along with significant amounts of management time and focus. In addition, regulatory and other legal proceedings in the United States and abroad are increasingly focused on the activities of ecommerce marketplaces as well as sellers and other third parties.
Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. For example, federal and state laws in the United States, EU laws and other national laws govern the processing of payments and consumer protection; other laws define and regulate unfair and deceptive trade practices. Still other laws dictate when and how sales or other taxes must be collected. Defamation laws apply online and vary by country. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the internet and ecommerce, and these laws are continually evolving. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or an inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. In addition, some of these requirements introduce friction into our platform for the promotion and sale of merchandise and may impact the scope and effectiveness of our marketing efforts. Tax regulations in jurisdictions where we do not currently collect taxes may subject us to the obligation to collect and remit such taxes or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth of and demand for ecommerce is likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies. We are also subject to a broad range of federal, state, local and foreign laws and regulations related to public health and safety, including food safety standards, packaging, labeling, advertising, marketing, shipment, pricing and competition. Additionally, because we operate internationally, we need to comply with various laws associated with doing business outside of the United States, including anti-money laundering, sanctions, anti-corruption and export control laws. See the section titled “Risk Factors—Risks Related to Legal, Regulatory and Compliance—We are subject to extensive laws and regulations and we may incur material liabilities or costs related to complying with existing or future laws and regulations, and our failure to comply may result in enforcements, penalties, recalls and other adverse actions.”
Intellectual Property
Our commercial success depends in part on our ability to obtain and maintain intellectual property protection for our brand, solutions and proprietary technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal protections and contractual rights, to establish and protect our core technology and proprietary rights.
As of December 31, 2024, we owned            issued patents and           pending patent applications in the United States and abroad. Our issued patents and pending patent applications generally relate to commerce systems and methods and digital marketplaces. These issued patents, and any patents granted from our pending patent applications, are expected to expire between           and           , without taking potential patent term extensions or adjustments into account. We routinely review our development efforts to assess the existence and patentability of new inventions.

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Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take commercially reasonable steps to protect and maintain our trade secrets, including by entering into confidentiality agreements with our employees, consultants, brand partners and contractors and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures may not prove to be adequate and there may not be any available remedies. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others.
We also protect our brand through common law trademark protections and trademark registrations. As of December 31, 2024, we had a total of               registered trademarks and               pending trademarks in the United States and               registered trademarks and               pending trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.pattern.com.
In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors who contribute to the development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us all intellectual property rights, that they may claim or otherwise have in those works or technology, to the extent allowable under applicable law.
Facilities
Our corporate headquarters is located in Lehi, Utah, where we currently lease approximately 90,890 square feet of office space pursuant to a lease agreement and a sublease agreement that expire on June 30, 2027. We lease approximately 259,200 square feet of warehouse space in Hebron, Kentucky pursuant to a lease agreement that expires on February 28, 2027 and approximately 114,400 square feet of warehouse space in North Las Vegas, Nevada pursuant to a lease agreement that expires on February 29, 2032. We also lease additional facilities in Europe, Australia and Asia to support our sales and logistics operations.
We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available on commercially reasonable terms as needed to accommodate any such growth.
Legal Proceedings
We are not currently a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of December 31, 2024:

Name	Age	Position
Executive Officers:
David Wright	49	Co-founder, Chief Executive Officer and Director
Melanie Alder	49	Co-founder, Chief Strategy Officer and Director
Jason Beesley	48	Chief Financial Officer
Non-Employee Directors:
Daniel Gay	45	Director
John Bailey	44	Director
Scott Hilton	61	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. David Wright, our Chief Executive Officer and member of our board of directors, and Melanie Alder, our Chief Strategy Officer and member of our board of directors, are married. Otherwise, no family relationships exist between any of our officers or directors.
Executive Officers
David Wright is a co-founder of Pattern and has served as our Chief Executive Officer and as a member of our board of directors since our inception in November 2018. Mr. Wright has served as a member of Pattern Inc.’s board of directors since January 2013. From 2004 to 2015, Mr. Wright held various roles within a large non-profit organization, including director of enterprise information management and database team manager. Mr. Wright holds a Bachelor of Science degree in Accounting and an equivalency certificate for a Bachelor of Science degree in Information Systems Management from Brigham Young University. We believe that Mr. Wright is qualified to serve as a member of our board of directors because of his knowledge of our company and our business, his experience building and leading our company and his perspective into corporate matters as our Chief Executive Officer.
Melanie Alder is a co-founder of Pattern and has served as our Secretary and as a member of our board of directors since our inception in November 2018. Ms. Alder has served as a member of Pattern Inc.’s board of directors since January 2013. Ms. Alder served as our Chief Operating Officer from January 2013 to May 2018, Chief Investment Officer from May 2018 to February 2024 and Chief Strategy Officer since February 2024. Ms. Alder holds a Bachelor of Science degree in Family Science from Brigham Young University. We believe that Ms. Alder is qualified to serve as a member of our board of directors because of her knowledge of our company and our business, her experience building and leading our company and her perspective into our operations, strategic planning and revenue growth.
Jason Beesley has served as our Chief Financial Officer since January 2021. From July 2007 to August 2020, Mr. Beesley held various senior financial leadership roles at NBCUniversal, Inc., a multinational media and entertainment company, including most recently as chief financial officer of NBCUniversal International. Prior to that Mr. Beesley held various finance roles at General Electric. Mr. Beesley holds a Bachelor of Science degree in Economics from Brigham Young University.

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Non-Employee Directors
Daniel Gay has served as a member of Pattern’s board of directors since December 2024. Mr. Gay previously served as a member of Pattern’s board of directors from May 2020 to September 2021. Mr. Gay is a co-founder of KSV Global, an investment firm, and has served as its managing partner since November 2018. Mr. Gay has served as a managing partner of the private investment arm of Kensington Capital Holdings, an investment firm, since March 2012. Mr. Gay currently serves and has previously served as a director of several portfolio companies of KSV Global and Kensington Capital Holdings. Mr. Gay holds a Bachelor of Business Administration degree from the John M. Huntsman School of Business at Utah State University and a Master of Business Administration degree from the F. W. Olin Graduate School of Business at Babson College. Mr. Gay was appointed to our board of directors pursuant to the right of the holders of our Series A Preferred Stock to designate one member of our board of directors, which right will terminate upon the consummation of this offering. We believe that Mr. Gay is qualified to serve as a member of our board of directors because of his extensive business and leadership experience.
John Bailey has served as a member of Pattern’s board of directors since September 2021. Mr. Bailey is the founder of Knox Lane, an investment firm focused on the consumer and technology-enabled services sectors, and has served as its managing partner since August 2019. Mr. Bailey previously served as the president and chief financial officer of e.l.f. Beauty, Inc. (NYSE: ELF), a multi-brand beauty company, from August 2015 to March 2019, and served as its lead board member from January 2014 to August 2015. Prior to that, Mr. Bailey served as a partner for TPG Growth, TPG’s middle-market buyout and growth equity arm. Mr. Bailey currently serves and/or has previously served as a director of several portfolio companies of Knox Lane and TPG. Mr. Bailey holds a Bachelor of Business Administration degree in Finance/Accounting from the University of Michigan Business School. Mr. Bailey was appointed to our board of directors pursuant to the right of the holders of our Series B Preferred Stock to designate two members of our board of directors, which right will terminate upon the consummation of this offering. We believe that Mr. Bailey is qualified to serve as a member of our board of directors because of his proven financial and leadership skills and extensive experience in both the consumer products and services and tech-enabled services industries, including executive and director functions at a publicly traded company.
Scott Hilton has served as a member of Pattern’s board of directors since January 2023. Mr. Hilton served as the chief executive officer of Wonder, an ecommerce food company, from December 2019 to January 2023. Mr. Hilton served as Walmart’s chief revenue officer of U.S. eCommerce from January 2017 to May 2019 and as chief revenue officer for the ecommerce company Jet.com from July 2014 to January 2017. Mr. Hilton holds a Bachelor of Science degree in Physics and Mathematics from the University of Puget Sound, a Master of Engineering degree in Engineering Physics from Cornell University, and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania. We believe that Mr. Hilton is qualified to serve as a member of our board of directors because of his proven business and leadership skills and extensive experience in the ecommerce and consumer goods industries.
Code of Conduct
Our board of directors have adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct will be posted on the investor relations page on our website upon the completion of this offering. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of               directors,               of whom will qualify as “independent” under               listing standards.

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In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be               and               , and their terms will expire at the annual meeting of stockholders to be held in 2026;
•the Class II directors will be               and               , and their terms will expire at the annual meeting of stockholders to be held in 2027; and
•the Class III directors will be               and               , and their terms will expire at the annual meeting of stockholders to be held in 2028.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of               does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the               . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Controlled Company
Following the completion of this offering, our co-founders will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the               and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Exchange rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iv) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. While we may from time to time voluntarily comply with certain of these corporate governance standards, we intend to rely on the foregoing exemptions provided to controlled companies under the Exchange rules. Therefore, immediately following the consummation of the offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all these corporate governance requirements.
In the event we cease to be a “controlled company” and our shares continue to be listed on the               , we will be required to comply with these provisions within the applicable transition periods. See the section titled “Risk

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Factors—Risks Related to Our Corporate Structure—We are a “controlled company” under the listing standards of the               , and may avail ourselves of certain reduced corporate governance requirements” for more information.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and may establish other committees from time to time. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of                ,                 and               , with               serving as chair. The composition of our audit committee meets the requirements for independence under current               listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the               listing standards. In addition, our board of directors has determined that               is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things, be responsible for:
•selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•helping to ensure the independence and performance of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing our financial statements and our critical accounting policies and practices;
•reviewing our quarterly earnings press releases and financial information and earnings guidance provided to analysis and rating agencies;
•reviewing the adequacy of our internal controls;
•reviewing our policies on risk assessment and risk management;
•reviewing related-party transactions;
•approving or, as required, pre-approving, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and
•overseeing the performance and independence of our internal audit function.
Upon completion of this offering, our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the               .
Compensation Committee
Our compensation committee consists of               ,               and               , with               serving as chair. The composition of our compensation committee meets the requirements for independence under               listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation

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committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers and non-employee directors. Our compensation committee will, among other things, be responsible for:
•reviewing, approving and determining or making recommendations to our board of directors regarding, the compensation of our executive officers, including any long-term incentive components of our compensation programs, any employment agreements, severance arrangements, change in control agreements or provisions and any special or supplemental benefits;
•reviewing and making recommendations to the board of directors regarding the compensation of non-employee directors;
•approving the retention of compensation consultants or other advisers;
•administering our equity-based plans;
•reviewing and approving or making recommendations to our board of directors regarding, incentive compensation and equity-based plans; and
•overseeing administration of all incentive compensation and equity-based plans for our employees.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the               .
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of               ,               and               , with               serving as chair. The composition of our nominating and corporate governance committee meets the requirements for independence under               listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things, be responsible for:
•identifying, evaluating and selecting or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluating the performance of our board of directors, its committees and management;
•reviewing developments in corporate governance practices;
•evaluating the adequacy of our corporate governance practices; and
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing requirements and rules of the     .
Role of Board of Directors in Risk Oversight Process
Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is, or has been, an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors

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or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Non-Employee Director Compensation
2023 Director Compensation Table
The following table presents the total compensation for each person who served as a non-employee director of our board of directors during the fiscal year ended December 31, 2023, or fiscal year 2023. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to or pay any other compensation to any of the non-employee members of our board of directors in 2023 for their services as members of the board of directors. Messrs. Bailey and Reeves did not receive any compensation for their services as members of the board of directors due to their affiliation with Knox Lane and Duchossois Capital Management. Mr. Wright and Ms. Alder served as members of our board of directors, as well as serving as employees, and were not separately compensated for their services as members of the board of directors. The compensation paid to Mr. Wright and Ms. Alder are reported in the “Executive Compensation—Fiscal Year 2023 Summary Compensation Table” below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All other Compensation ($)	Total ($)
John Bailey(2)	—	—	—	—
Eric Reeves(2)(3)	—	—	—	—
Scott Hilton(4)	$50,000	$337,000	—	$387,000
__________________
(1)The amounts reported represent the aggregate grant date fair value of the RSUs awarded to the directors during fiscal year 2023, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. During fiscal year 2023, Mr. Hilton was granted RSUs that are subject to both service-based and liquidity-based vesting conditions. The grant date fair value of RSUs granted in fiscal year 2023 reported in the table above assumes achievement of the liquidity-based vesting condition and therefore the grant date fair value, calculated in accordance with FASB ASC Topic 718, in the table is based on maximum achievement of the performance conditions, which is the same as the grant date fair value, calculated in accordance with FASB ASC Topic 718, based on probable achievement of the performance conditions. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 11—Stock-Based Compensation, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for these RSUs and does not correspond to the actual economic value that may be received by the directors upon the vesting of RSUs or any sale of the shares.
(2) As of December 31, 2023, Messrs. Bailey and Reeves did not hold any outstanding equity awards.
(3)Mr. Reeves stepped down from our board of directors in May 2024.
(4)As of December 31, 2023, Mr. Hilton held 50,000 RSUs.
Director Agreement
Mr. Hilton joined our board of directors on January 31, 2023. We have entered into a director agreement with Mr. Hilton. Pursuant to Mr. Hilton’s director agreement, Mr. Hilton received 50,000 RSUs for Pattern’s common stock, which are subject to vesting based on the satisfaction of both certain service-and liquidity-based vesting conditions. With respect to the service-based vesting condition, 25% of the RSUs satisfied such condition on January 31, 2023 and the remaining 75% of the RSUs satisfy such condition in three (3) equal annual installments thereafter, subject to Mr. Hilton’s continued service with Pattern on each applicable date. The liquidity-based vesting condition will be satisfied based on the earlier of a Pattern change of control, as defined in the applicable award agreement, or IPO, in each case prior to the expiration date of the RSUs. This offering will satisfy the liquidity-based vesting condition. In addition, pursuant to Mr. Hilton’s director agreement, Mr. Hilton is entitled to receive an annual cash retainer of $50,000, payable in equal quarterly installments. Mr. Hilton is eligible to receive reimbursement for his travel expenses reasonably incurred for performing his obligations as a director.
Non-Employee Director Compensation Policy
In connection with this offering, we intend to adopt a non-employee director compensation policy, the material terms of which are described below, which is designed to align compensation with our business objectives and the

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creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.
Under the contemplated policy, our non-employee directors will be eligible to receive cash retainers (which will be prorated for partial years of service) as set forth below:

Annual Retainer
Board of Directors:
Members	$

Non-executive chair	$

Audit Committee:
Members (other than chair)	$
Retainer for chair	$

Compensation Committee:
Members (other than chair)	$
Retainer for chair	$

Nominating and Corporate Governance Committee:
Members (other than chair)	$
Retainer for chair	$
The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Pattern in a calendar year period will not exceed $               in the first calendar year such individual becomes a non-employee director and $               in any other calendar year.
We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board of directors or any committee thereof.
Employee directors will receive no additional compensation for their service as a director.

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EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis is intended to assist our stockholders in understanding our executive compensation program by providing an overview of our policies, practices and decisions for fiscal year 2023. This Compensation Discussion also explains how we determined the material elements of compensation for our named executive officers in fiscal year 2023, who were:
•David Wright, Co-founder and Chief Executive Officer;
•Melanie Alder, Co-founder and Chief Strategy Officer; and
•Jason Beesley, Chief Financial Officer.
We did not have any other executive officers during fiscal year 2023.
Executive Compensation Philosophy and Objectives
Our executive compensation program is designed to:
•Attract, retain and motivate our employees;
•Provide compensation structures that meet our strategic needs and take into consideration broader market practice; and
•Align executives’ interests with those of our stockholders.
As our business continues to grow and transform, we expect that our compensation practices will continue to evolve. We have, and will, continue to carefully evaluate our compensation practices and develop programs that we believe most appropriately motivate our executives to execute on our strategic and operational objectives, which in turn will drive sustained, long-term value creation for our stockholders.
Compensation-Setting Process
Role of the Board of Directors
Beginning in the fiscal year ending December 31, 2025, or fiscal year 2025, our board of directors or compensation committee, as applicable, will be responsible for reviewing and approving the compensation of our Chief Executive Officer and other named executive officers, including base salaries, short- or long-term incentive compensation, the size and structure of equity awards and any other compensation. In structuring an executive’s total compensation package, our board of directors will make decisions on a case-by-case basis considering the following factors:
•our performance and business needs;
•each executive’s prior experience and performance, scope of job function and criticality of his or her skills and contributions;
•the need to attract new and retain existing talent in a highly competitive market for senior talent;
•our Chief Executive Officer’s recommendations, other than for himself or for Ms. Alder;
•our culture and values;
•each executive’s current equity ownership and total direct compensation;
•aggregate compensation cost and impact on stockholder dilution; and

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•positioning relative to market data.
Our board of directors will generally determine the principal components of our named executive officers’ compensation on an annual basis, although decisions may be made throughout the year as appropriate in the case of new hires, promotions or other special circumstances.
Prior to fiscal year 2025, our management has been responsible for reviewing and approving the compensation for our named executive officers other than our Chief Executive Officer and Chief Strategy Officer, as described below, and our board of directors has reviewed and approved the compensation for our Chief Executive Officer and Chief Strategy Officer.
Role of Management
Our board of directors works with, and receives information and analyses from, management, including individuals within our legal, finance and human resources functions, in considering and ultimately determining the structure and amount of compensation paid to our named executive officers. From time to time, these individuals and other employees, as well as outside advisors or consultants, may make presentations or provide information or advice to the board of directors regarding compensation matters, and may attend portions of board meetings.
Our Chief Executive Officer evaluates and provides assessments of named executive officers’ performance (other than for himself and our Chief Strategy Officer) to our board of directors. He also provides recommendations, outside the presence of any other named executive officers, regarding decisions affecting base salaries, incentive compensation and other compensation-related matters. Our board of directors retains authority to make all compensation decisions for our named executive officers, including our Chief Executive Officer. No executive may be present during decisions regarding his or her compensation.
Role of Compensation Consultant
Our board of directors has the authority to engage its own advisors, including compensation consultants, to assist in carrying out its responsibilities. Our board of directors has engaged Compensia, Inc. (“Compensia”) a leading compensation consulting firm, to provide guidance regarding the amount and types of compensation that we pay our executives, how our compensation practices compare to the practices of other similar companies, including with respect to a set of peer companies developed in consultation with Compensia, and other compensation-related matters. Representatives of Compensia attend meetings of our board of directors as requested and also communicate with our board of directors outside of board meetings. Compensia reports directly to our board of directors, although it may meet with members of management for purposes of gathering information on proposals that management may make to our board of directors. Compensia does not provide any services to us other than the services provided to our board of directors. Our board of directors has evaluated Compensia’s independence pursuant to the listing standards of the relevant             and SEC rules and has determined that no conflict of interest has arisen as a result of the work performed by Compensia.
Comparative Market Data
We did not develop a formal compensation peer group for use in fiscal year 2023 compensation decision-making. However, as we mature, our board of directors believes that it is important to understand the current practices of comparable companies with which we compete for talent to inform its compensation decision-making. Accordingly, during fiscal year 2023, our board of directors worked with Compensia to develop a compensation peer group for use as a reference point in assessing compensation practices, pay levels and market positioning going forward. Compensia undertook a detailed review of U.S.-based publicly-traded companies, taking into consideration our industry sector, the size of such companies (based on revenue and market capitalization) relative to our size and growth rate and the comparability of Pattern’s:
•business model;
•primary sales channels, including via the internet;
•products focus;

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•operating history;
•geographic location;
•organizational complexities and growth attributes;
•maturity curve stage (which increases its likelihood of attracting the type of executive talent for whom we compete); and
•operational performance.
Following this review, in October 2023, we reviewed a peer group consisting of 22 publicly traded companies in related or adjacent industries and geographies generally aiming for companies with revenues in a recommended range. The companies comprising the 2024 compensation peer group include: Semrush Holdings, Sprout Social, BigCommerce Holdings, Braze, Integral Ad Science Holding, DoubleVerify Holdings, Klaviyo, Magnite, Digital Turbine, e.l.f. Beauty, Sprinklr, Squarespace, Revolve Group, Wix.com, Qualtrics International, YETI Holdings, Overstock.com, Etsy, Maplebear, Twilio, Chewy and Wayfair.
Executive Compensation Program Elements and Design
Our executive compensation program consists of two primary elements: base salary and long-term incentives in the form of equity awards. During fiscal year 2023, we did not maintain a formal short-term incentive program, and we have not adopted such a program for fiscal year 2024.
Base Salary
We believe that a competitive base salary is a necessary element of our compensation program, so that we can attract and retain a stable management team. Base salaries for our named executive officers are intended to provide an appropriate, competitive level of fixed cash compensation to compensate an individual for the day-to-day responsibilities associated with his or her role. Generally, we establish base salaries initially through arm’s length negotiation upon hire, taking into account the executives’ position, qualifications, experience, prior salary level and the base salaries of our other executive officers. Thereafter, our board of directors (or management, as applicable) may review base salaries for potential adjustment. Following this offering, the board of directors plans to perform such a review on an annual basis. The annual base salaries of each of our named executive officers for fiscal year 2023 are listed below.

Executive	2023 Annual Base Salary ($)
David Wright	580,000
Melanie Alder*	220,000
Jason Beesley	500,000
__________________
*Ms. Alder’s 2023 annual base salary reflects pro-rationing due to her reduced-hour employee status during such year.
Our board of directors increased the annual base salaries of each of our Chief Executive Officer and Chief Strategy Officer, effective September 1, 2024, which are listed below.

Executive	2024 Annual Base Salary ($)
David Wright	835,000
Melanie Alder*	300,000
Jason Beesley	731,000
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*Ms. Alder’s 2024 annual base salary reflects pro-rationing due to her reduced-hour employee status during such year.

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Long-Term Incentive Compensation
In fiscal year 2024 and in prior years, we granted equity compensation to our executive officers (starting in fiscal year 2024 for our Chief Executive Officer and Chief Strategy Officer) primarily in the form of RSUs, which serve as a motivation and retention tool, encouraging executives to remain with and build Pattern’s value over the long-term, while motivating them to achieve corporate objectives that in turn will deliver sustained value creation over the long-term. The vast majority of our named executive officers’ target total direct compensation (starting in fiscal year 2024 for our Chief Executive Officer and Chief Strategy Officer) is delivered in long-term equity incentives.
Our general practice in effect prior to this offering was to grant initial equity awards upon hiring that generally vested on an annual basis over four years, with one-fourth of the award vesting on the first through fourth anniversaries following grant. Subsequently, we may provide refresh grants from time-to-time as warranted based on our Chief Executive Officer’s recommendation and our board of director’s consideration of the other factors described above.
2023 Grants
During fiscal year 2023, we did not provide any equity awards to Mr. Wright or Ms. Alder. In April 2023, after taking into consideration the recommendations of our Chief Executive Officer, our board of directors awarded Mr. Beesley 150,000 RSUs that were subject to both service-based and liquidity-based vesting conditions. Twenty-five percent of the service-based condition is satisfied on each anniversary of March 3, 2023, subject to Mr. Beesley’s continued service with Pattern through each applicable vesting date. The liquidity-based condition will be satisfied based on the earlier of Pattern’s change in control, as defined in the 2019 Plan, or IPO (which would include this offering), in each case prior to the expiration date.
2024 Grants
On September 9, 2024, our board of directors approved grants of 375,000 RSUs and 125,000 RSUs to Mr. Wright and Ms. Alder, respectively, with vesting subject to satisfaction of certain service-based and liquidity-based requirements. 50% of the service-based condition will be satisfied on September 1, 2025 and the remaining 50% of the service-based condition will be satisfied on September 1, 2026, subject to Mr. Wright’s and Ms. Alder’s, as applicable, continued service with Pattern through each applicable vesting date. The liquidity-based condition will be satisfied based on the earlier of Pattern’s change in control, as defined in the 2019 Plan, or IPO (which would include this offering), in each case prior to the expiration date.
On May 10, 2024, our board of directors approved a grant of 28,180 RSUs to Mr. Beesley, with vesting subject to satisfaction of certain service-based and liquidity-based requirements. Twenty-five percent of the service-based condition will be satisfied on each anniversary of January 1, 2024, subject to Mr. Beesley’s continued service with Pattern through each applicable vesting date. The liquidity-based condition will be satisfied based on the earlier of Pattern’s change in control, as defined in the 2019 Plan, or IPO (which would include this offering), in each case prior to the expiration date.
Other Features of Our Executive Compensation Program
Employment Offer Letters
Each of our named executive officers is an at-will employee. We have entered into an offer letter agreement with Mr. Beesley that set forth the terms and conditions of his employment, including position, base salary and certain severance benefits, as described below.
Severance and Change in Control Benefits
Pursuant to Mr. Beesley’s offer letter with us, Mr. Beesley is eligible for severance and/or change in control benefits in the case of certain qualifying terminations, a change of control of the company and/or due to death or disability, each as defined in his offer letter. A detailed description of these arrangements is provided in the section titled “Potential Payments Upon Termination or Change in Control Table.”

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In addition, Mr. Beesley holds equity awards that were granted under and subject to the terms of our equity incentive plans and the applicable award agreements thereunder, which include certain acceleration of vesting benefits in the case of certain qualifying terminations, a change of control of the company and/or due to death or disability.
Our board of directors believes these severance benefits are important from a retention perspective to provide some level of protection to our executives, and that the amounts are reasonable and maintain the competitiveness of our executive compensation and retention program. Further, our board of directors believes this structure serves to mitigate the distraction and loss of key executive officers that may occur in connection with a potential or actual change in control. Such payments protect the interests of our stockholders by enhancing executive focus during potential change in control activity, retaining executives despite the uncertainty that generally exists while a transaction is under consideration and encouraging the executives responsible for negotiating potential transactions to do so with independence and objectivity. Payment of severance is contingent on the executive timely providing us with a general release of claims.
In addition, each of our named executive officers holds equity awards that were granted under and subject to the terms of our equity incentive plans and the applicable award agreements thereunder.
401(k) Plan, Welfare and Health Benefits
Pattern provides a retirement savings plan, or 401(k) plan, to U.S. employees that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 18 years of age are generally eligible to participate in the 401(k) plan, subject to certain criteria, including attaining at least three months of service with us. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. Our 401(k) plan allows for safe harbor matching contributions under the plan equal to 100% of up to the first 3% of eligible compensation and 50% of up to the next 2% of eligible compensation. In addition, we have the ability to make discretionary nonelective contributions under the 401(k) plan. Matching and nonelective contributions made by us are immediately vested.
In addition, we generally provide other benefits to our named executive officers on the same basis as to our other full-time employees. These benefits include, but are not limited to, medical, dental, vision, life, disability and accidental death and dismemberment insurance plans. In general, we pay the premiums for the life, disability and accidental death and dismemberment insurance for our employees, subject to certain limitations, including our named executive officers.
We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices.
Perquisites and Other Personal Benefits
Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation programs. Accordingly, we generally do not provide perquisites or other personal benefits to our named executive officers beyond those provided to all employees as outlined above. In the future, we may provide such benefits to the extent we believe doing so is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes.
Other Compensation Policies and Practices
Clawback Policy
As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive

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Officer and Chief Financial Officer may be required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act. Additionally, in connection with this offering, we will implement a Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant compensation recoupment policy in accordance with SEC and               requirements, which provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officer would have received had the financial results been properly reported.
Policy Prohibiting Hedging and Pledging
In connection with our initial public offering, we intend to adopt and maintain an Insider Trading Policy that, among other things, prohibits all of our employees, our executive officers, including our named executive officers, and our directors from engaging in certain transactions and activities relating to our securities. Pursuant to the policy, there is a blanket prohibition on hedging and pledging transactions with respect to our securities and our executive officers and the members of our board of directors are prohibited from engaging in the following transactions:
•selling any of our securities that they do not own at the time of the sale, or a short sale;
•buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engaging in any other hedging transaction with respect to our securities;
•using our securities as collateral in a margin account; and
•pledging our securities as collateral for a loan (or modifying an existing pledge), except as may be approved by our board of directors.
Tax and Accounting Implications
Accounting for Stock-Based Compensation
Under ASC Topic 718, we are required to measure the compensation expense for all stock-based awards made to employees and directors based on the grant-date fair value of these awards. We record stock-based compensation expense on an ongoing basis according to ASC Topic 718. The accounting impact of our compensation programs is one of many factors that our board of directors considers in determining the structure and size of our executive compensation programs.
Deductibility of Executive Compensation
Under Section 162(m) of the Code (“Section 162(m)”) compensation paid to each of the Company’s “covered employees” that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the “performance-based compensation” exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.
Although our board of directors will continue to consider tax implications as one factor in determining executive compensation, our board of directors also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our company and stockholders, which may include providing for compensation that is not deductible by the company due to the deduction limit under Section 162(m). Our board of directors also retains the flexibility to modify compensation that was initially intended to be exempt

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from the deduction limit under Section 162(m) if it determines that such modifications are consistent with our business needs.
Taxation of “Parachute” Payments
Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any named executive officer with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during fiscal year 2023 and we have not agreed and are not otherwise obligated to provide any named executive officer, with such a “gross-up” or other reimbursement payment.
Fiscal Year 2023 Summary Compensation Table
The following table presents information regarding the total compensation awarded to, earned by and paid to Pattern’s named executive officers for services rendered to Pattern in all capacities in the fiscal year ended December 31, 2023, or fiscal year 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
David Wright,	2023	580,000	—	11,640	591,640
Chief Executive Officer
Melanie Alder,	2023	220,000	—	8,800	228,800
Chief Strategy Officer
Jason Beesley,	2023	500,000	1,011,000	—	1,511,000
Chief Financial Officer
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(1)The amounts reported represent the aggregate grant date fair value of the RSUs of common stock granted to our named executive officers during fiscal year 2023, calculated in accordance with FASB ASC Topic 718. During fiscal year 2023, Mr. Beesley was granted RSUs that are subject to both service-based and liquidity-based vesting conditions. The grant date fair value of RSUs granted in fiscal year 2023 reported in the table above assumes achievement of the liquidity-based vesting condition and therefore the grant date fair value, calculated in accordance with FASB ASC Topic 718, in the table is based on maximum achievement of the performance conditions, which is the same as the grant date fair value, calculated in accordance with FASB ASC Topic 718, based on probable achievement of the performance conditions. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 11—Stock-Based Compensation, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for the award and does not correspond to the actual economic value that may be received by our named executive officers upon vesting of the RSUs or any sale of the shares.
(2)The amount reported represents, for Mr. Wright, an all-expenses-paid President’s Club trip that is offered as a reward to certain of Pattern’s sales representatives and for Ms. Alder, matching contributions made by us under our 401(k) plan.
Grants of Plan-Based Awards for Fiscal Year 2023
The following table presents information concerning grants of plan-based awards to each of the named executive officers as of December 31, 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or units (#)(1)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant date fair value of Stock and Option Awards(2)
		Thresh-old ($)	Target ($)	Maximum ($)	Thresh-old ($)	Target ($)	Maximum ($)
David Wright	—	—	—	—	—	—	—	—	—	—	—
Melanie Alder	—	—	—	—	—	—	—	—	—	—	—
Jason Beesley	4/13/2023	—	—	—	—	—	—	150,000	—	—	1,011,000

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(1)Represent RSUs that vest based on the satisfaction of both service-based and liquidity-based vesting conditions, which is described above under Compensation Discussion and Analysis—Long-Term Incentive Compensation—2023 Grants and below in the “Outstanding Equity Awards at 2023 Fiscal Year-End” table.
(2)The amounts reported represent the aggregate grant date fair value of the RSUs of common stock granted to our named executive officer during fiscal year 2023, calculated in accordance with FASB ASC Topic 718. During fiscal year 2023, Mr. Beesley was granted RSUs that are subject to both service-based and liquidity-based vesting conditions. The grant date fair value of RSUs granted in fiscal year 2023 reported in the table above assumes achievement of the liquidity-based vesting condition and therefore the grant date fair value, calculated in accordance with FASB ASC Topic 718, in the table is based on maximum achievement of the performance conditions, which is the same as the grant date fair value, calculated in accordance with FASB ASC Topic 718, based on probable achievement of the performance conditions. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 11—Stock-Based Compensation, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for the award and does not correspond to the actual economic value that may be received by our named executive officers upon vesting of the RSUs or any sale of the shares.
Outstanding Equity Awards at 2023 Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of the named executive officers as of December 31, 2023.

			Option Awards					Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
David Wright	—	—	—	—	—	—	—	—		—	—	—
Melanie Alder	—	—	—	—	—	—	—	—		—	—	—
Jason Beesley	4/5/2021	1/20/2021	—	—	—	—	—	850,000	(3)	8,236,500	—	—
	4/13/2023	3/3/2023	—	—	—	—	—	150,000	(3)	1,453,500	—	—
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(1)Represent RSUs that vest based on the satisfaction of both service-based and liquidity-based vesting conditions, as described above under “Compensation Discussion and Analysis—Long-Term Incentive Compensation—2023 Grants.”
(2)Based on the fair market value of a share of our common stock on December 31, 2023 as determined by our board of directors.
(3)The RSUs are subject to vesting based on the satisfaction of both certain service-and liquidity-based vesting conditions. The service-based vesting condition is satisfied as follows: 25% of the RSUs satisfy such condition on the first anniversary of the vesting commencement date and the remaining 75% of the RSUs satisfy such condition in three (3) equal annual installments thereafter, subject to the named executive officer’s continued service with us on each applicable date. The liquidity-based vesting condition will be satisfied based on the earlier of the Company’s change in control, as defined in the applicable award agreement, or IPO, in each case prior to the expiration date. The RSUs are also subject to certain acceleration of vesting rights as set forth in the named executive’s offer letter as described below in the “Potential Payments Upon Termination or Change in Control Table” section.
Option Exercises and Stock Vested During Fiscal Year 2023
During fiscal year 2023, no options were exercised by our named executive officers and no RSUs held by our named executive officers vested.
Pension Benefits
We did not offer any defined benefit pension plans for our employees.
Non-qualified Deferred Compensation
We did not offer any non-qualified deferred compensation arrangements for our employees.

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Post-Employment Compensation
Jason Beesley
Pursuant to Mr. Beesley’s offer letter, in the event of a change of control, as defined in the applicable award agreement, other than an IPO, the service-based vesting condition for Mr. Beesley’s outstanding RSUs will be deemed fully satisfied, provided that upon the closing of such change of control, 50% of the value of such RSUs will be paid to Mr. Beesley in cash upon the closing of the change of control and the remaining 50% will be paid to him on the first anniversary of the closing of the change of control, unless Mr. Beesley has been terminated for cause, as defined in the 2019 Plan, prior to the date that payment of the second installment becomes due. Mr. Beesley will be entitled to payment of the second installment upon Pattern’s termination of him without cause, as defined in the applicable award agreement, Mr. Beesley’s resignation for good reason, as defined in the offer letter, Mr. Beesley’s death or Mr. Beesley’s termination due to disability.
In addition, in the event of death, disability or voluntary resignation other than a resignation for good reason upon a prior notice of at least three (3) months, as defined in the offer letter, he will be entitled to his then vested RSUs, and, with respect to twenty-five percent (25%) of his RSUs that would have time-vested on the next immediate anniversary of the vesting commencement date had he remained employed, a portion of such unearned twenty-five percent (25%) of the RSUs equal to the product of (x) the twenty-five percent (25%) and (y) the fraction, the numerator of which is the number of months (partial deemed an entire month) he was employed during the 12-month period that ends on the immediate upcoming anniversary of his vesting commencement date, and the denominator of which is 12.
Furthermore, in the event that Mr. Beesley is terminated without cause, as defined in the applicable award agreement, or resigns for good reason, as defined in his offer letter, prior to the first anniversary of the applicable grant date of his RSUs, he will be entitled to receive one (1) year of base salary payable in a lump sum within 30 days of the date his employment ceases, and the RSUs will be forfeited and (ii) in the event that Mr. Beesley is terminated without cause or resigns for good reason after the first anniversary of the applicable grant date of his RSUs, he will be entitled to his then vested RSUs and fifty-percent (50%) acceleration of time-based vesting with respect to his unvested RSUs as of the date immediately prior to the date his employment ceases, subject, in each case, to Mr. Beesley’s timely execution of a separation agreement including a release in favor of us.
Potential Payments Upon Termination or Change in Control Table
The table below quantifies the potential payments and benefits that would have become due to our named executive officers assuming that one of the triggering events below occurred as of December 31, 2023, assuming that for purposes of the RSUs, the offering has occurred as of December 31, 2023, any acceleration of vesting value is with respect to service-based vesting condition only, and the values below are based on Pattern’s fair market value for a share of common stock on December 31, 2023 as determined by our board of directors.

Name	Payments and Benefits	Change in Control (no termination of employment)		Termination Without Cause or for Good Reason not in connection with a Change in Control		Termination upon Death, Disability or Voluntary Resignation not in connection with a Change in Control		Termination upon Death, Disability, Without Cause or for Good Reason in connection with a Change in Control
David Wright	Cash Severance	—		—		—		—
	Equity Acceleration	—		—		—		—
	Total	—		—		—		—
Melanie Alder	Cash Severance	—		—		—		—
	Equity Acceleration	—		—		—		—
	Total	—		—		—		—
Jason Beesley	Cash Severance	—		500,000	(2)	—		—
	Equity Acceleration	5,571,750	(1)	2,059,125	(2)	2,361,938	(3)	5,571,750	(4)
	Total	5,571,750		2,559,125		2,361,938		5,571,750

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(1)Represents the value of acceleration of vesting of 100% of Mr. Beesley’s RSUs, of which 50% of the value will be paid in cash upon the closing of the change of control and the remaining 50% will be paid to on the first anniversary of the closing of the change of control.
(2)Represents, for Mr. Beesley’s 2023 RSUs, one (1) year of base salary and for Mr. Beesley’s 2021 RSUs, the value of acceleration of vesting of 50% of his RSUs.
(3)Represents the pro-rated value of acceleration of vesting of the 25% of Mr. Beesley’s RSUs, based on the number of months he was employed during the applicable 12-month period.
(4)Represents the value of acceleration of vesting of 100% of Mr. Beesley’s RSUs.
Employee Benefit and Equity Compensation Plans
2025 Stock Option and Incentive Plan
We intend to adopt the 2025 Plan which will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2025 Plan will replace the 2019 Plan, as amended from time to time. The 2025 Plan will provide flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.
We will initially reserve               shares of our common stock for the issuance of awards under the 2025 Plan (“Initial Limit”). The number of shares reserved under the 2025 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The shares we issue under the 2025 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2025 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2025 Plan.
The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit.
The grant date fair value of all awards made under our 2025 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $               ; provided, however, that such amount shall be $               for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.
The 2025 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, to impose any limitations and/or vesting conditions on each award and to determine the specific terms and conditions of each award, subject to the provisions of the 2025 Plan. Persons eligible to participate in the 2025 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.
The 2025 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each stock appreciation

Confidential Treatment Requested by Pattern Group Inc.
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right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Our compensation committee may award restricted shares of common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2025 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.
Our compensation committee may grant cash bonuses under the 2025 Plan to participants, subject to the achievement of certain performance goals.
The 2025 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2025 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2025 Plan. To the extent that awards granted under the 2025 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights (i) may be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.
Our board of directors may amend or discontinue the 2025 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2025 Plan require the approval of our stockholders. The administrator of the 2025 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2025 Plan after the date that is ten years from the effective date of the 2025 Plan. No awards under the 2025 Plan have been made prior to the date of this prospectus.
2019 Equity Incentive Plan
Our 2019 Plan was originally adopted by our board of directors and stockholders on March 4, 2019. The 2019 Plan provides flexibility to our board of directors or compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.
As of December 31, 2024, we reserved               shares of our common stock for the issuance of awards under the 2019 Plan. The maximum aggregate number of shares that may be issued in the form of incentive stock options cannot exceed               shares of common stock. The number of shares reserved under the 2019 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The shares we issue under the 2019 Plan are authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2019 Plan that are not purchased or are forfeited or are reacquired by Pattern (including any shares withheld by Pattern or shares tendered to satisfy any tax withholding

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
obligation on awards or shares covered by an award that are settled in cash) or otherwise terminated or cancelled without delivery of any shares will be added back to the shares of common stock available for issuance under the 2019 Plan.
The 2019 Plan is administered by our board of directors or by the compensation committee of our board of directors when constituted. The 2019 Plan’s administrator has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, to impose any limitations and/or vesting conditions on each award and to determine the specific terms and conditions of each award, subject to the provisions of the 2019 Plan. Persons eligible to participate in the 2019 Plan will be those officers, employees, non-employee directors, consultants, independent contractors and advisors as selected from time to time by the 2019 Plan’s administrator in its discretion.
The 2019 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify as well as stock appreciation rights. The exercise price of each option or stock appreciation right will be determined by the 2019 Plan’s administrator but may not be less than 100% of the fair market value of our common stock on the date of grant; provided, however, the 2019 Plan’s administrator may designate a purchase price below fair market value on the date of grant if the option or stock appreciation right is granted in substitution for an option or stock appreciation right previously granted by an entity that is acquired by or merged with Pattern or an affiliate. The term of each option will be fixed by the 2019 Plan’s administrator and may not exceed ten years from the date of grant. The 2019 Plan’s administrator determines at what time or times each option or stock appreciation right may be exercised.
The 2019 Plan’s administrator may award restricted shares of common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
The 2019 Plan provides that in the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of shares or other securities of Pattern or any other similar corporate transaction or event involving Pattern, each, a Transaction, the 2019 Plan’s administrator may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event: (i) either (A) termination of any such award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the award or realization of the participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the applicable Transaction, the 2019 Plan’s administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s vested rights, then such award may be terminated by Pattern without any payment) or (B) the replacement of such award with other rights or property selected by the 2019 Plan’s administrator, (ii) that such award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, (iii) that such award shall be exercisable or payable or fully vested with respect to all shares or (iv) that the award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.
The 2019 Plan’s administrator may amend or discontinue the 2019 Plan, including without limitation amendment of any form of applicable award agreement or instrument to be executed pursuant to the 2019 Plan, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2019 Plan require the approval of our stockholders. No awards may be granted under the 2019 Plan after the date that is ten years from the effective date of the 2019 Plan. No awards will be granted under our 2019 Plan following this offering.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2021 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Equity Financings
Series B Preferred Stock Financing
From September 2021 through October 2021, we sold an aggregate of 13,215,614 shares of our Series B Preferred Stock at a purchase price of $17.0181 per share, for an aggregate purchase price of approximately $224.9 million before issuance costs. The following table summarizes purchases of our Series B Preferred Stock by our directors and beneficial owners of more than 5% of our capital stock and their affiliated entities. Other than as set forth below, none of our directors or executive officers purchased shares of our Series B Preferred Stock.

Stockholder	Shares of Series B Preferred Stock	Approximate Purchase Price
Entities affiliated with KSV Pattern, LLC(1)	434,663	$7,397,138
Entities affiliated with KL Pattern Holdings LP(2)	11,465,440	$195,120,004
__________________
(1)Daniel Gay, a member of our board of directors, is a Managing Partner at KSV Global, an entity affiliated with KSV Pattern, LLC.
(2)John Bailey, a member of our board of directors, is a Managing Partner at Knox Lane, an entity affiliated with KL Pattern Holdings LP.
Stock Repurchases
On September 28, 2021, we entered into a stock redemption agreement with The Alder Irrevocable Trust dated December 5, 2019 and The Wright Irrevocable Trust dated December 5, 2019, which are trusts affiliated with David Wright, our co-founder, Chief Executive Officer and Director, and Melanie Alder, our co-founder, Chief Strategy Officer and Director. We repurchased an aggregate of 1,469,024 shares of our common stock for a purchase price of $17.0181 per share, for an aggregate purchase price of approximately $24.9 million.

Stockholder	Shares of Common Stock	Total Purchase Price
The Wright Irrevocable Trust dated December 5, 2019	734,512	$12,499,999
The Alder Irrevocable Trust dated December 5, 2019	734,512	$12,499,999
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement, dated as of September 28, 2021 (“Investors’ Rights Agreement”) that provides, among other things, certain holders of our capital stock, including entities affiliated with KSV Pattern, LLC, an affiliate of Daniel Gay, a member of our board of directors, and KL Pattern Holdings LP, an affiliate of John Bailey, a member of our board of directors, with registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Right of First Refusal
Pursuant to our bylaws and an amended and restated right of first refusal and co-sale agreement dated September 28, 2021 with certain holders of our capital stock, including entities affiliated with KSV Pattern, LLC, an affiliate of Daniel Gay, a member of our board of directors, entities affiliated with KL Pattern Holdings LP, an affiliate of John Bailey, a member of our board of directors, and entities affiliated with David Wright, our co-founder, Chief Executive Officer and Director, and Melanie Alder, our co-founder, Chief Strategy Officer and Director, we or our assignees have a right to purchase shares of our capital stock that certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Since January 1, 2021, we have waived, exercised or assigned our right of first refusal in connection with the sale of certain shares of our capital stock, including with respect to sales by or to certain of our executive officers and directors. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.
Voting Agreement
We are party to an amended and restated voting agreement dated September 28, 2021 under which certain holders of our capital stock, including entities affiliated with KSV Pattern, LLC, an affiliate of Daniel Gay, a member of our board of directors, entities affiliated with KL Pattern Holdings LP, an affiliate of John Bailey, a member of our board of directors, and entities affiliated with David Wright, our co-founder, Chief Executive Officer and Director, and Melanie Alder, our co-founder, Chief Strategy Officer and Director, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the amended and restated voting agreement will terminate.
Other Transactions
We lease approximately 7,200 square feet for our creative studio from ISERVE INVESTMENTS, LLC, an entity controlled by Melanie Alder, our co-founder, Chief Strategy Officer and Director. The lease expires on June 30, 2025, and we have the option to terminate with 60 days’ notice. During fiscal years 2023, 2022, and 2021, we made aggregate payments under the lease agreement and for associated costs of $86,302, $84,033, and $81,629, respectively. We expect to continue leasing the space following the completion of this offering.
We have granted RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Non-Employee Director Compensation” for a description of these RSUs.
We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits.
Limitation of Liability and Indemnification of Officers and Directors
We expect to adopt an amended and restated certificate of incorporation in connection with this offering, which will become effective immediately prior to the completion of this offering and which will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors and officers, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;
•any transaction from which they derived an improper personal benefit; or
•for our officers, any derivative action by or in the right of the corporation.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws in connection with this offering, which will become effective immediately prior to the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into or will enter into, prior to the completion of this offering, indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement of which this prospectus forms a part will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise with respect to information provided by the underwriters specifically for inclusion in the registration statement.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit committee charter will provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our Series A common stock and Series B common stock as of             , 2025 (“Beneficial Ownership Date”) for:
•each of our named executive officers;
•each of our directors;
•all of our current executive officers and directors as a group; and
•each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to RSUs that would vest based on service-based vesting conditions, assuming any applicable liquidity event condition had been achieved, within 60 days of the Beneficial Ownership Date to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on               shares of our Series A common stock outstanding and               shares of our Series B common stock outstanding as of the Beneficial Ownership Date, in each case, after giving effect to the Reclassification and the Convertible Preferred Stock Conversion. Percentage ownership of our common stock after this offering assumes our sale of               shares of Series A common stock in this offering and no exercise by the underwriters of their option to purchase               additional shares of our Series A common stock from us.
In addition, prior to this offering, our common stock was entitled to one vote per share and our Founder Voting Preferred Stock was entitled to 1,000 votes per share, each of which is reflected in the percentage of voting power in “Shares Beneficially Owned Prior to this Offering” in the table below. Upon the completion of this offering, shares of our Series B common stock will be entitled to 10 votes per share, which is reflected in the percentage of voting power in “Shares Beneficially Owned After this Offering” in the table below.

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Pursuant to 17 C.F.R. Section 200.83
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Pattern Group Inc., 1441 West Innovation Way, Suite 500, Lehi, UT 84043.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(2)
	Series A		Series B(1)			Series A		Series B
	Shares	%	Shares	%		Shares	%	Shares	%
Named Executive Officers, Directors and Director Nominee:
David Wright(3)
Melanie Alder(4)
Jason Beesley(5)
Daniel Gay(6)
John Bailey(7)
Scott Hilton(8)
All directors and executive officers as a group (6 persons)(9)
5% or Greater Stockholders:
Entities associated with David Wright(3)
Entities associated with Melanie Alder(4)
Pattern Preferred Investors, LLC(10)
Entities affiliated with KL Pattern Holdings LP(11)
__________________
(1)Each share of Series B common stock is convertible at any time at the option of the holder into one share of Series A common stock.
(2)Percentage of total voting power represents voting power with respect to all shares of our Series A common stock and Series B common stock, as a single class. The holders of our Series B common stock are entitled to ten votes per share, and holders of our Series A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock” for more information about the voting rights of our Series A common stock and Series B common stock.
(3)Consists of (i)                shares of Series B common stock held by Mr. Wright, (ii)               shares of Series B common stock held by The Wright Irrevocable Trust dated December 5, 2019 of which Mr. Wright serves as an investment trustee and (iii) an aggregate of           shares of Series B common stock held by Ms. Alder, who is the spouse of Mr. Wright, and her affiliated entities.
(4)Consists of (i)                shares of Series B common stock held by Ms. Alder, (ii)                shares of Series B common stock held by The Alder Irrevocable Trust dated December 5, 2019 of which Ms. Alder serves as an investment trustee and (iii) an aggregate of               shares of Series B common stock held by Mr. Wright, who is the spouse of Ms. Alder, and his affiliated entities.
(5)Includes            shares of common stock subject to outstanding RSUs that would vest based on time-based vesting conditions, assuming any applicable liquidity event condition had been achieved, within 60 days of Beneficial Ownership Date.
(6)               .
(7)               .
(8)Includes           shares of common stock subject to outstanding RSUs that would vest based on time-based vesting conditions, assuming any applicable liquidity event condition had been achieved, within 60 days of Beneficial Ownership Date.
(9)Includes an aggregate of            shares of common stock subject to outstanding RSUs that would vest based on time-based vesting conditions, assuming any applicable liquidity event condition had been achieved, within 60 days of Beneficial Ownership Date.
(10)The mailing address is               .
(11)The mailing address is               .

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in those documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters that are summarized in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our Investors’ Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of               shares of Series A common stock, $0.001 par value per share,               shares of Series B common stock, $0.001 par value per share, and               shares of undesignated preferred stock, $0.001 par value per share.
As of December 31, 2024 (after giving effect to the Reclassification and the Convertible Preferred Stock Conversion), there were               shares of Series A common stock outstanding, held by               stockholders of record,               shares of our Series B common stock outstanding, held by               stockholders of record, and no shares of preferred stock outstanding. The number of shares of our Series A common stock issuable as a result of the Series B Preferred Stock Conversion depends in part on the initial public offering price in this offering. Each share of Series B Preferred Stock converts into a number of shares of Series A common stock determined by dividing the original issue price of such share by the lesser of (a) the original issue price of such share (subject to certain anti-dilution adjustments) and (b) the initial public offering price per share in this offering discounted by               %. As a result, if the initial public offering price is above $               per share, the Series B Preferred Stock will convert into Series A common stock on a one-for-one basis. If the initial public offering price is below $               per share, each share of Series B Preferred Stock will convert into more than one share of Class A common stock. Based upon the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B Preferred Stock would convert into an aggregate of               shares of our Series A common stock. A $1.00 increase in the initial public offering price would decrease the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares, and a $1.00 decrease in the initial public offering price would increase the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by               shares. See Note 9—Convertible Preferred Stock, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for additional information regarding our Series B Preferred Stock.
Our board of directors is authorized, without stockholder approval except as required by the listing standards of the               , to issue additional shares of our capital stock.
Series A Common Stock and Series B Common Stock
We have authorized a series of Series A common stock and a series of Series B common stock. Immediately prior to the completion of this offering, all outstanding shares of our existing common stock will be reclassified into an equivalent number of shares of our Series A common stock and all outstanding shares of our existing Founder Voting Preferred Stock and Founder Non-Voting Preferred stock will be reclassified into an equivalent number of shares of our Series B common stock.
In addition, any RSUs outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Series A common stock. Other than as described below under the subsections titled “—Voting Rights” and “—Conversion”, the rights of our Series A and Series B common stock are identical.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Series A common stock are entitled to one vote for each share, and holders of our Series B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Series A common stock and Series B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. If we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a series of a class of our capital stock in a manner that affected its holders adversely, but does not affect the entire class, Delaware law would require either holders of our Series A common stock or Series B common stock to vote separately as a single class to approve the proposed amendment.
We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Series B common stock will be convertible at any time at the option of the holder into one share of Series A common stock. In addition, each share of Series B common stock will convert automatically into one share of Series A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to a co-founder, transfers to family members, trusts solely for the benefit of the stockholder or their family members and partnerships, corporations and other entities exclusively owned by the stockholder or their family members or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder, provided that in the case of the death or incapacity of a co-founder, the shares of Series B common stock held by such co-founder will not convert into Series A common stock for so long as the living co-founder retains voting control over such shares of Series B common stock and provided further, that following the death of both co-founders, the shares of Series B common stock held by our co-founders will not convert into Series A common stock for a minimum period of nine months. Once converted into Series A common stock, the Series B common stock will not be reissued.
Each outstanding share of Series B common stock will convert automatically into one share of Series A common stock upon the date specified by affirmative vote of the holders of at least               % of the outstanding shares of Series B common stock, voting as a single class.
No Preemptive or Similar Rights
Our Series A common stock and Series B common stock are not entitled to preemptive rights and are not subject to conversion (except, with respect to the Series B common stock, as noted above), redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Series A common stock and Series B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Fully Paid and Non-Assessable
All of the outstanding shares of our Series A common stock and Series B common stock are, and the shares of our Series A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.
Preferred Stock
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more class, to establish from time to time the number of shares to be included in each class to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any class of preferred stock, but not below the number of shares of that class then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Series A common stock and the voting and other rights of the holders of our Series A common stock and Series B common stock. We have no current plan to issue any shares of preferred stock.
Restricted Stock Units
As of December 31, 2024, we had outstanding RSUs representing               shares of our Series A common stock, issued pursuant to our 2019 Plan.
Registration Rights
After the completion of this offering, certain holders of our Series A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Investors’ Rights Agreement. We, along with certain holders of our common stock, are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’ Rights Agreement will expire five years following the completion of this offering, or, with respect to any particular stockholder, following the completion of this offering, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees, not to exceed $100,000, of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of               for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.
Demand Registration Rights on Form S-1
After the completion of this offering, the holders of up to approximately               shares of our Series A common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1, so long as the request covers at least 40% of the shares registrable pursuant to the Investors’ Rights Agreement or such lesser percentage if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million, subject to certain limitations. We are obligated to effect only two such registrations in the aggregate. If we determine that it would be materially detrimental to us and our stockholders to affect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 60 days. Additionally, we will not be required to effect a demand registration on Form S-1 during the period beginning 60 days before our good faith estimate of the filing of, and ending on the date 180 days following the effectiveness of, a registration statement on Form S-1 relating to the public offering of our common stock. Additionally, we will not be required to effect a demand registration on Form S-1 if the requesting

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
stockholders propose to dispose of shares of our common stock that may be immediately registered pursuant to a demand registration on Form S-3 (as described in the subsection titled “—Demand Registration Rights on Form S-3” below).
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately               shares of our Series A common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale or grant of securities to our employees or a subsidiary pursuant to any stock option, stock purchase, equity incentive or similar plan, (ii) a registration relating to a transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our Series A common stock; or (iv) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Demand Registration Rights on Form S-3
After the completion of this offering, the holders of up to approximately               shares of our Series A common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $3.0 million, subject to certain limitations. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to affect a registration on Form S-3 if we have affected one such registration in the 12-month period immediately preceding the date of such request. If we determine that it would be materially detrimental to our stockholders to affect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 60 days. Additionally, we will not be required to effect a demand registration on Form S-3 during the period beginning 30 days before our good faith estimate of the filing of, and ending on the date 90 days following the effectiveness of, a registration statement on Form S-3 relating to the public offering of our common stock.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual-Series Stock. As described above in the subsection titled “—Series A Common Stock and Series B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual-series common stock structure, which will provide our co-founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
•Board of Directors Vacancies. Our amended and restated certificate of incorporation will authorize our co-founders and our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent another party from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that if our co-founders collectively own greater than 50% of the voting power of our outstanding capital stock, (i) our stockholders shall have the right to take action by written consent to the extent so requested by holders of greater than 50% of the voting power of our outstanding capital stock; and (ii) a special meeting of our stockholders may be called by holders of greater than 50% of the voting power of our outstanding capital stock. Once our co-founders no longer control 50% of the voting power of our capital stock, special meetings of our stockholders can be called only by our board of directors or the Chairman of our board of directors (prior to such time, special meetings of our stockholders shall be called by our board of directors, the Chairman of our board of directors or our Secretary at the request of our co-founders who hold more than 50% of the voting power of our outstanding capital stock).
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
•Removal of Directors. Our amended and restated certificate of incorporation will provide that if our co-founders collectively own greater than 50% of the voting power of our outstanding capital stock, a majority of our stockholders shall have the right to remove directors with or without cause.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to               shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers and employees to us or our stockholders, (iii) any action asserting a claim against us, or any current or former director, officer or employee of ours, arising out of or pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim against us, or any current or former director, officer or employee that is governed by the internal affairs doctrine; provided, however, that this provision does not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and to have consented to these forum provisions. These forum provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause that will be in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of the federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Series A common stock and Series B common stock will be                . The transfer agent’s address is               .
Listing
We intend to apply to list our Series A common stock on the               under the symbol “PTRN”.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Series A common stock, and we cannot predict the effect, if any, that future sales of shares of our Series A common stock or the availability for future sales of shares of our Series A common stock will have on the market price of our Series A common stock prevailing from time to time. Future sales of our Series A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Series A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2024, we will have a total of               shares of our Series A common stock and               shares of our Series B common stock outstanding, assuming (i) the Reclassification, (ii) the Convertible Preferred Stock Conversion and (iii) the net issuance of               shares of our Series A common stock issuable pursuant to the vesting and settlement of               RSUs for which the service-based condition was satisfied as of December 31, 2024, and for which we expect the liquidity event condition to be satisfied in connection with this offering (based on an assumed               % tax withholding rate), each immediately prior to the completion of this offering. For information on the conversion provisions applicable to our Series B Preferred Stock, see the section titled “Capitalization—Series B Preferred Stock Conversion.” Of these outstanding shares, all of the shares of Series A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Series A and Series B common stock, and shares of Series A common stock issuable pursuant to the vesting and settlement of outstanding RSUs, will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. Subject to these lock-up agreements and the provisions of Rule 144 under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.
Lock-Up Agreements and Market Standoff Provisions
We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have agreed or will agree with the underwriters that, subject to certain exceptions, until the date that is 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, transfer, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. These agreements are further described in the section titled “Underwriting.”
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our security holders, including our Investors’ Rights Agreement and our standard form of restricted stock unit agreements, that contain market stand-off provisions, which impose restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and subject to the expiration of the lock-up agreements and market standoff agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•1% of the number of shares of our Series A common stock then outstanding, which will equal approximately               shares immediately after the completion of this offering; or
•the average weekly trading volume of our Series A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701, as currently in effect, generally allows a stockholder who acquired shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements and market standoff agreements described above.
Registration Rights
Pursuant to the Investors’ Rights Agreement, the holders of up to               shares of our Series A common stock and their transferees will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our Series A common stock issued or reserved for issuance under our 2019 Plan and our 2025 Plan. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements, and market standoff agreements. As of December 31, 2024, RSUs to purchase a total of               shares of our Series A common stock

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
pursuant to our 2019 Plan were outstanding and no RSUs or other equity awards were outstanding under our 2025 Plan.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR SERIES A COMMON STOCK
The following is a general discussion of certain material U.S. federal income tax consequences relating to ownership and disposition of our Series A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Series A common stock that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons”, as defined in the Code, have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the IRS could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our Series A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state or local or non-U.S. taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or U.S. federal taxes other than income (e.g., estate). This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
•banks;
•insurance companies;
•mutual funds;
•tax-exempt organizations (including private foundations);
•governmental or international organizations;
•regulated investment companies;
•real estate investment trusts;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•qualified foreign pension funds and entities all of the interests of which are held by qualified foreign pension funds;

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
•tax-qualified retirement plans;
•controlled foreign corporations;
•passive foreign investment companies;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•owners that hold our Series A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain U.S. expatriates;
•persons who have elected to mark securities to market;
•persons deemed to sell our Series A common stock under the constructive sale provisions of the Code;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our Series A common stock; or
•persons who hold or receive our Series A common stock pursuant to the exercise of any warrant or option; persons who acquire our Series A common stock as compensation for services; persons subject to special tax accounting rules as a result of any item of gross income with respect to our Series A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their Series A common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Series A common stock through a partnership or other transparent entity, as applicable.
The following discussion of certain material U.S. federal income tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state and local and non-U.S. tax consequences to them of acquiring, holding and disposing of our Series A common stock, including the consequences of any proposed changes in applicable laws and the application of any applicable income tax treaty.
Distributions on our Series A Common Stock
We do not currently expect to pay any dividends. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our Series A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our Series A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Series A Common Stock.”

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or the applicable withholding agent are unable to determine, at a time reasonably close to the date of payment of a distribution on our Series A common stock, what portion, if any, of the distribution will constitute a dividend, then we or the applicable withholding agent may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent withhold more than is required or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
A non-U.S. holder of our Series A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a valid, properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so requires, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally and timely provide us or the applicable withholding agent with a valid, properly executed IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, as defined in the Code. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence, subject to any applicable qualification rules contained in such treaty.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Series A Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our Series A common stock unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition (treating portions of a day as a full day for purposes of this calculation) and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or
•we are or were a “United States real property holding corporation” during a certain look-back period, unless our Series A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding Series A common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Series A common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons, as defined in the Code. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests,” as defined in the Code and applicable U.S. Treasury Regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our Series A common stock will be regularly traded on an established securities market for purposes of the rules described above.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Series A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person, as defined in the Code, to avoid backup withholding at the applicable rate with respect to dividends on our Series A common stock. Generally, a holder will comply with such procedures if it provides a valid, properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Series A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act and associated guidance (collectively, “FATCA”) generally impose a 30% withholding tax on any “withholdable payment”, as

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
defined below, to a “foreign financial institution”, as defined in the Code, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment”, as defined below, to certain foreign entities that are not financial institutions, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under applicable U.S. Treasury regulations, “withholdable payments” currently include payments of dividends on our Series A common stock. Currently proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can currently rely on the proposed Treasury Regulations. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Series A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional               shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $               per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors and holders of substantially all of the Company’s capital stock have agreed or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Series A common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Series A common stock on the               under the symbol “PTRN”.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
In connection with the offering, the underwriters may purchase and sell shares of Series A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Series A common stock. As a result, the price of the Series A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on               , in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $               . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $               .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, acts as the administrative agent, issuing bank and a lender under the Credit Facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
European Economic Area
In relation to each Member State of the European Economic Area, each a Relevant State, no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, as defined below, except that the shares of common stock may be offered to the public in that Relevant State at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the U.K. at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation, as defined below;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),
provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, as defined below. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”) the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor, as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) under Section 274 of the SFA, (ii) to a relevant person, as defined in Section 275(2) of the SFA, pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor, as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities, as defined in Section 239(1) of the SFA, of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, as defined in Section 275(2) of the SFA, (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor, as defined in Section 4A of the SFA) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, as defined in Section 275(2) of the SFA, (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Brazil
THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION COMISSÃO DE VALORES MOBILIÁRIOS (“CVM”) AND, THEREFORE, WILL NOT BE CARRIED OUT BY ANY MEANS THAT WOULD CONSTITUTE A PUBLIC OFFERING IN BRAZIL UNDER CVM RESOLUTION NO 160, DATED 13 JULY 2022, AS AMENDED, OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. THE SECURITIES MAY ONLY BE OFFERED TO BRAZILIAN PROFESSIONAL INVESTORS, AS DEFINED BY APPLICABLE CVM REGULATION, WHO MAY ONLY ACQUIRE THE SECURITIES THROUGH A NON-BRAZILIAN ACCOUNT, WITH SETTLEMENT OUTSIDE BRAZIL IN NON-BRAZILIAN CURRENCY. THE TRADING OF THESE SECURITIES ON REGULATED SECURITIES MARKETS IN BRAZIL IS PROHIBITED.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Series A common stock being offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.
EXPERTS
The financial statements of Pattern Group Inc., as of December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Series A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Series A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.pattern.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
F-i

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the stockholders and the Board of Directors of Pattern Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Pattern Group Inc. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in convertible preferred stock and stockholders’ equity, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Inventories – Inventory Reserve — Refer to Note 2 to the financial statements
Critical Audit Matter Description
Inventories represent finished good products that are available for sale. Inventory is accounted for using the average cost method and is stated at the lower of cost or net realizable value. The Company periodically evaluates the composition of inventory and recognizes adjustments when the cost of inventory is not expected to be fully recoverable. The market value of inventory is estimated using judgement by considering current and anticipated demand based on historical sales, buying trends and the method of disposal for aged inventory, such as, through

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
sales to individual customers, returns to brand partners, liquidations and expected recoverable values of each disposition category.
We identified the inventory reserve as a critical audit matter due to the judgments required by management related to estimating the current and anticipated demand based on historical sales, buying trends and method of disposal necessary in determining the inventory reserve. This required a higher degree of auditor judgment and an increased extent of audit effort.
How the Critical Audit Matter Was Addressed in the Audit
We addressed the inventory reserve as follows:
•We performed procedures to evaluate the reasonableness of management’s methods, assumptions, and judgments used in developing their estimate of the valuation of the inventory reserve, through consideration of historical sales trends including evaluation of information obtained from supply chain employees and appropriateness of whether to increase/decrease the reserve based on estimated disposal method.
•We tested the accuracy and completeness of the underlying data used in the Company’s calculations of the of the inventory reserve, including historical sales, quantities on hand, and cost.
•We evaluated management’s ability to accurately estimate the valuation of the inventory reserve by comparing actual results with reserves from previous years.
•We tested the mathematical accuracy of the Company’s calculations of reserved inventories.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah
December 16, 2024
We have served as the Company's auditor since 2021.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, expect per share data)

	Year Ended December 31,
	2022	2023
Revenues	$990,535	$1,366,417
Operating expenses:
Cost of goods sold	561,620	765,203
Operations, general and administrative	226,662	276,272
Sales and marketing	187,299	257,513
Research and development	10,833	14,644
Total operating expenses	986,414	1,313,632
Operating income	4,121	52,785
Interest income	—	2,882
Interest expense	(502)	(33)
Other income (expense), net	(5,310)	707
Income (loss) before income taxes	(1,691)	56,341
Provision for income taxes	1,284	15,077
Net (loss) income	$(2,975)	$41,264
Income allocable to participating Series A Preferred Stock	—	3,441
Series B Preferred Stock dividend - undeclared	17,992	17,992
Net (loss) income attributable to common and preferred stockholders	$(20,967)	$19,831

Net earnings (loss) per share attributable to common and preferred stockholder (Note 2):
Basic	$(0.23)	$0.22
Diluted	$(0.23)	$0.22

Weighted-average common and preferred shares outstanding:
Basic	90,644	90,767
Diluted	90,644	90,767
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,
	2022	2023
Net income (loss)	$(2,975)	$41,264
Other comprehensive income (loss):
Interest on derivative instrument, reclassified to earnings	97	—
Unrealized gain (loss) on foreign currency translation	(2,800)	1,025
Total other comprehensive income (loss)	(2,703)	1,025
Comprehensive income (loss)	$(5,678)	$42,289
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2022	2023
Cash flows from operating activities:
Net (loss) income	$(2,975)	$41,264
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,590	12,102
Deferred income taxes	(4,172)	(74)
Impairment expense	6,050	—
Contingent consideration expense (benefit)	(818)	(1,220)
Other	(159)	(206)
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	(15,971)	(1,537)
Inventory	(34,276)	(30,892)
Prepaid expenses and other current assets	544	(2,116)
Other non-current assets	(297)	(85)
Operating leases, net	1,005	80
Accounts payable	48,643	28,096
Accrued expenses	7,329	(4,721)
Other liabilities	(262)	785
Net cash provided by (used in) operating activities	14,231	41,476
Cash flows from investing activities:
Purchases of property and equipment	(16,203)	(14,498)
Acquisition of Current Technologies LLC, net of cash acquired	(14,317)	—
Net cash provided by (used in) investing activities	(30,520)	(14,498)
Cash flows from financing activities:
Payments on long term debt	(34,953)	—
Payment of contingent consideration	(1,667)	—
Net cash provided by (used in) financing activities	(36,620)	—
Effect of exchange rates on cash and cash equivalents	(2,438)	1,077
Net change in cash and cash equivalents	(55,347)	28,055
Cash and cash equivalents at beginning of the year	154,525	99,178
Cash and cash equivalents at end of the year	$99,178	$127,233
Supplemental disclosure of cash flow information:
Cash paid for interest	$454	$106
Cash paid for income taxes	4,660	18,861

Supplemental disclosure of non-cash investing and financing activities:
Contingent consideration settled with common stock	$1,952	$—
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, expect per share data)

December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	$127,233
Accounts receivable, net of allowance	76,115
Inventory	190,884
Prepaid expenses and other current assets	10,712
Total current assets	404,944
Property and equipment, net	25,994
Intangible assets, net	9,958
Goodwill	25,938
Operating lease right-of-use assets	17,014
Other non-current assets	7,073
Total assets	$490,921
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$124,688
Accrued expenses	25,665
Operating lease liabilities, current	6,054
Other current liabilities	236
Total current liabilities	156,643
Operating lease liabilities, non-current	13,050
Other non-current liabilities	8,227
Total liabilities	177,920
Commitments and contingencies (Note 13)
Convertible Preferred stock, $0.001 par value: 28,972 shares authorized; 28,966 shares issued and outstanding; refer to Note 9 for aggregate liquidation preference	270,601
Stockholders’ equity:
Common stock, $0.001 par value: 137,547 shares authorized; 3,373 shares issued and outstanding	4
Preferred stock, $0.001 par value: 88,869 shares authorized; 87,400 shares issued and outstanding	87
Additional paid-in capital	5,664
Accumulated other comprehensive loss	(2,354)
Retained earnings	38,999
Total stockholders’ equity	42,400
Total liabilities, convertible preferred stock and stockholders’ equity	$490,921
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity
(in thousands)

	Convertible Preferred		Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders’ Equity
	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount
Balance, December 31, 2021	28,966	$270,601	2,894	$3	87,400	$87	$3,612	$(676)	$710	$3,736
Issuance of common stock to settle contingent consideration	—	—	464	1	—	—	1,952	—	—	1,953
Total other comprehensive income (loss)	—	—	—	—	—	—	—	(2,703)	—	(2,703)
Net loss	—	—	—	—	—	—	—	—	(2,975)	(2,975)
Balance, December 31, 2022	28,966	$270,601	3,358	$4	87,400	$87	$5,564	$(3,379)	$(2,265)	$11
Stock compensation	—	—	15	—	—	—	100	—	—	100
Total other comprehensive income (loss)	—	—	—	—	—	—	—	1,025	—	1,025
Net income	—	—	—	—	—	—	—	—	41,264	41,264
Balance, December 31, 2023	28,966	$270,601	3,373	$4	87,400	$87	$5,664	$(2,354)	$38,999	$42,400
See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
1. Organization and Description of Business
Description of Business
Pattern Inc. was incorporated in Utah in January 2013. Pattern Group Inc. (“Pattern” or the “Company”) was incorporated in Utah in January 2019, and subsequently converted to a Delaware corporation in May 2020. Following the Company’s incorporation, the stockholders of Pattern Inc. contributed all shares of Pattern Inc. to the Company in exchange for shares in the Company, and Pattern Inc. continued as a wholly-owned subsidiary of the Company.
Pattern, an ecommerce accelerator, uses its technology platform, data science and a team of global experts to drive growth for brands. The Company acquires inventory from brand partners to sell to consumers, enabling full control over content pricing, logistics and customer service. Brand partners that contract with the Company operate in various industries including health and wellness, beauty and personal care, home and lifestyle, pet, sports and outdoors and consumer electronics.
2. Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions in the Company’s consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates and judgements.
Estimates are used for, but not limited to, determining the net realizable value and demand for inventory, allowance for sales returns, allowance for doubtful accounts, valuation allowances with respect to deferred tax assets, fair value of reporting units used in evaluation of goodwill impairment, the fair value of assets acquired and liabilities assumed in business combinations, the valuation of stock-based awards, the fair value of common stock and the incremental borrowing rate (“IBR”) used to measure operating lease liabilities. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from these estimates and any such differences may be material to the Company’s consolidated financial statements.
Revenue
The Company recognizes revenue primarily from product sales through domestic and international online marketplaces. Revenue is recognized on a gross basis as the Company is (i) the entity primarily responsible for fulfilling the promise to provide the specified products in the arrangement with the customer, (ii) has inventory risk before the products have been transferred to a customer and (iii) has discretion in establishing the price for the products sold on the online marketplaces.
The Company evaluated principal versus agent considerations to determine whether it is appropriate to record seller fees paid by the Company to the marketplaces as an expense or as a reduction of revenue. Seller fees charged by third-party marketplaces are recorded as operating, general and administrative expense and are not recorded as a reduction of revenue as the Company owns and controls all goods before they are transferred to the end customer. The Company is responsible for ensuring the goods promised to the end consumer are delivered. The Company establishes the price of its products, determines who fulfills the goods to the customer (third-party online marketplaces or the Company) and can limit quantities or stop selling the goods at any time. Revenues are presented net of customer returns. Based on these considerations, the Company is the principal in these arrangements.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
A contract is created at the time the order is placed by the customer, which creates a single performance obligation to deliver the product to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring the product and is recognized at the time control of the product passes to the customer, which is at the time of shipment. Taxes collected from customers for remittance to governmental bodies are excluded from revenues.
The following table presents the Company’s revenues disaggregated by marketplace:

	Year Ended December 31,
(in thousands)	2022	2023
Amazon.com	$866,029	$1,209,267
Amazon marketplaces, international	50,077	59,744
Other online marketplaces and channels	54,043	78,384
SaaS, consulting and other revenue	20,386	19,022
Revenues	$990,535	$1,366,417
The following table represents revenues disaggregated by geography based on marketplace domicile:

	Year Ended December 31,
(in thousands)	2022	2023
U.S.	$903,428	$1,276,211
International	87,107	90,206
Revenues	$990,535	$1,366,417
The U.S. was the only individual country accounting for more than 10% of total revenue.
Sales Return Allowances
The Company generally accepts returns related to sales in accordance with the various online marketplaces’ return policy. At the time of sale, a reserve is established for returns, based on historical experience and expected future returns, which is recorded as a reduction of sales and cost of goods sold. The Company’s sales return allowance, included in accrued expenses, was $4.7 million as of December 31, 2023. The following table summarizes the additions and deductions to the Company’s sales return allowance:

December 31,
(in thousands)	2023
Balance, beginning of period	$3,381
Increases to sales allowance	54,710
Customer returns	(53,412)
Balance, end of period	$4,679
The Company includes within inventory an asset, totaling $1.3 million as of December 31, 2023, associated with the right to recover product from customers related to our liabilities for return allowances.
Cost of Goods Sold
Cost of goods sold consists of the purchase price of inventory sold to customers. Shipping costs to receive products from the Company’s brand partners and costs to ship products to third-party fulfillment centers are included in the Company’s inventory and recognized as cost of goods sold upon sale of the products to customers.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Operations, General and Administrative
Operations, general and administrative expenses consist of third-party fulfillment costs; payroll and related expenses; warehousing costs; facilities and equipment, including depreciation and amortization, rent and other occupancy expenses; professional and legal fees; as well as costs associated with other general costs for corporate functions, including accounting, finance and human resources.
Fulfillment costs represent those costs incurred from third-party fulfillment centers and in operating and staffing the Company’s fulfillment centers, including costs related to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment. Fulfillment costs are included within operations, general and administrative in the consolidated statements of operations and were $171.4 million and $217.0 million for the years ended December 31, 2022 and 2023, respectively.
Sales and Marketing
Sales and marketing expenses consist of third-party online marketplace commission fees, targeted online advertising and other marketing expenses, payroll and related expenses for personnel engaged in marketing and selling activities.
Advertising and other marketing expenses were $11.9 million and $16.4 million for the years ended December 31, 2022 and 2023, respectively.
Brand Partner Contracts
The Company has agreements with brand partners that provide reimbursement for certain advertising, cooperative marketing efforts and promotions. The Company generally accounts for such consideration from brand partners as a reduction of the related expense.
Research and Development
Research and development costs include payroll and related expenses for employees involved in the research and development of Pattern’s technology, development and design of Company websites and curation and display of products available on third-party marketplaces.
Stock-Based Compensation
We record compensation expense in connection with all stock-based awards based on the grant date fair value of the awards. Our stock-based awards generally have both a service-based and performance-based vesting condition. The Company has elected to account for forfeitures of awards as they occur. No stock-based compensation expense has been recognized related to the Company’s equity plan as the performance condition was determined as not probable of being met. See Note 11—Stock-Based Compensation for more information.
Earnings (loss) per share
Basic earnings per share is calculated using the Company’s weighted-average shares outstanding of common stock, Founder Voting Preferred Stock and Founder Non-Voting Preferred Stock. Diluted earnings per share is calculated using our weighted-average shares outstanding of common stock, Founder Voting Preferred Stock and Founder Non-Voting Preferred Stock. The Founder Voting and Founder Non-Voting Preferred Stock are considered to be common stock equivalents for purposes of calculating earnings per share (“EPS”) given that they share equally with common stock in the liquidation of the Company’s net assets and do not contain an economic preference.
The dilutive effect of Founder Voting Preferred Stock, Founder Non-Voting Preferred Stock and Series A Preferred Stock is reflected in diluted earnings (loss) per share by application of the more dilutive of the two-class method and if-converted method (two-class method only applies for periods of net income). The dilutive effect of Series B Preferred Stock is reflected in diluted earnings (loss) per share under the if-converted method. The if-converted method is calculated by assuming conversion at the beginning of the period or date of issuance, if later; and therefore, no dividend preference would accrue to the Series B Preferred Stock. Restricted stock units (“RSUs”)

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
subject to conditions other than service conditions are considered contingently issuable shares and are included in the computation of dilutive shares only to the extent that the underlying performance condition is satisfied prior to the end of the reporting period or would be considered satisfied if the end of the reporting period were the end of the related contingency period and the results would be dilutive (see Note 11—Stock-Based Compensation for more information).
The following table sets forth the computation of earnings (loss) per share attributable to common and preferred stockholders:

	Year Ended December 31,
(in thousands, except per share data)	2022	2023
Net income (loss)	$(2,975)	$41,264
Income allocable to participating Series A Preferred Stock	—	3,441
Series B Preferred Stock dividend - undeclared	17,992	17,992
Net (loss) income attributable to common and preferred stockholders	$(20,967)	$19,831
Weighted-average shares outstanding:
Common shares	3,244	3,367
Founder Voting Preferred Stock	941	941
Founder Non-Voting Preferred Stock	86,459	86,459
Basic	90,644	90,767
Diluted	90,644	90,767
Earnings (loss) per share attributable to common and preferred stockholders
Basic	$(.23)	$.22
Diluted	$(.23)	$.22
The following instruments outstanding as of period end were not reflected in diluted EPS as their effect for the periods presented would be anti-dilutive or are currently not exercisable for potential common shares:

	Year Ended December 31,
(in thousands)	2022	2023
Series B Preferred Stock	13,216	13,216
RSUs	12,801	15,149
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Our cash equivalents are carried at cost, which approximates fair value and are classified as Level 1 in the fair value hierarchy because they are valued using quoted market prices. As of December 31, 2023, the Company did not have any restricted cash balances.
Accounts Receivable, net
Accounts receivable are comprised of receivables from the various online marketplaces, brand partners and other receivables, including, consulting clients and business-to-business sales. Accounts receivable are stated at the invoiced amount and are non-interest-bearing.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The following table summarizes the Company’s accounts receivable balance:

December 31,
(in thousands)	2023
Brand partner receivables	$34,468
Amazon.com	33,977
Other receivables	9,692
Allowance for doubtful accounts	(2,022)
Accounts receivable, net	$76,115
Accounts receivable are reduced by an allowance for doubtful accounts due to collection risk related to these receivables. The Company estimates an allowance based on several factors, including past collection experience, age of the receivable balance and specific circumstances arising with individual customers. Accounts receivable deemed uncollectible are written off against the allowance for doubtful accounts when identified and the Company no longer actively pursues collection of the receivable.
The allowance for doubtful accounts was $2.0 million as of December 31, 2023. The following table summarizes the additions and deductions to the Company’s allowance for doubtful accounts:

December 31,
(in thousands)	2023
Balance, beginning of period	$2,456
Net change in allowance	248
Write-offs	(682)
Balance, end of period	$2,022
Inventory
The Company’s inventories represent finished good products that are available for sale. Inventory is accounted for using the average cost method and is stated at the lower of cost or net realizable value.
The Company periodically evaluates the composition of its inventory and makes adjustments when the cost of inventory is not expected to be fully recoverable. The market value of inventory is estimated by considering current and anticipated demand based on historical sales, buying trends and the method of disposal for aged inventory, such as through sales to individual customers, returns to brand partners, liquidations and expected recoverable values of each disposition category.
An inventory reserve to reduce the value of inventory by $7.4 million was recorded within inventory on the consolidated balance sheets as of December 31, 2023.
Concentration Risks
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held at high credit quality financial institutions, which at times may exceed federally insured amounts.
The Company primarily generates revenue from customers located in the U.S. and international markets who purchase the Company’s products on third-party online marketplaces. The Company regularly reviews the financial condition of the online marketplaces to ensure their ability to collect funds from customers and remit these funds to the Company.
Additionally, the Company has receivables from brand partners and other customers. The Company conducts ongoing evaluations of customers and brand partners financial conditions and may require advance payment to mitigate potential credit risks.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
No customer accounted for greater than 10% of the Company’s accounts receivable or revenue as of and for the year ended December 31, 2023. One online marketplace represented 45% of the Company’s accounts receivable as of December 31, 2023. The same online marketplace accounted for 92% and 93% of the Company’s revenue for the years ended December 31, 2022 and 2023, respectively.
The Company relies on brand partners for its inventories. A significant disruption in the operations of certain of these brand partners could impact the Company’s product sales for a substantial period of time, which may have a material adverse effect on the Company’s business, financial condition and results of operations.
Two brand partners accounted for 14% and 11% of inventory purchases for the year ended December 31, 2022 and 16% and 11% for the year ended December 31, 2023.
Property and Equipment, net
Property and equipment are stated at historical cost less accumulated depreciation and amortization. Repairs and maintenance costs that do not extend the useful life or improve the related asset are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the asset or the remaining lease term, if shorter. The estimated useful lives of property and equipment are as follows:

Useful life
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the lease term or estimated useful life
Machinery and equipment	4-10 years
Computer equipment	3 years
Internal-use software	3 years
Vehicles	4 years
Leases
Leases arise from contractual obligations that convey the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is, or contains, a lease at contract inception. All the Company’s leases are operating leases and are included in operating lease right-of-use assets, current portion of operating lease liabilities and operating lease liabilities, non-current in the accompanying consolidated balance sheets.
Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the applicable lease term discounted using our IBR. Operating lease right-of-use assets include any lease payments made or incentives provided by the lessor. As the leases do not provide an implicit rate, the IBR used is estimated based on what the Company would have to pay on a collateralized basis over a similar term as the lease. Lease payments include fixed payments and any variable payments based on an index or rate and are recognized as lease expense on a straight-line basis over the term of the lease.
Internal-Use Software
Internal-use software costs include costs to develop software to be used to meet internal needs. Development costs are capitalized for these software applications once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal-use software costs, net of accumulated amortization is included in property and equipment, net in the consolidated balance sheets and was $12.1 million as of December 31, 2023.
Impairment of Long-Lived Assets
When there are indicators of potential impairment, the Company evaluates recoverability of the carrying values of property and equipment and right-of-use assets by comparing the carrying amount of the asset to the estimated

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated undiscounted future cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset exceeds its fair value. In 2022, due to low sales volumes and poor financial performance, a decision was made to shutter the Company’s Village reporting unit resulting in an impairment charge of $3.6 million for the various long-lived assets related to the Company’s Village reporting unit. In 2023, the Company did not identify any indicators of impairment, and no impairment charges were recorded during the year.
Business Combinations
The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. Acquisition-related costs incurred by the Company are recognized as an expense in operations, general and administrative expenses within the consolidated statements of operations.
The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates are inherently uncertain and subject to refinement within the measurement period.
During the measurement period, which may be up to one year from the acquisition date, and to the extent that the value was not previously finalized, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information about facts and circumstance that existed at the date of acquisition and reevaluates these estimates and assumptions and records any adjustments to the Company’s preliminary estimates to goodwill, provided that it is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.
Goodwill
Goodwill represents the excess of the aggregate purchase consideration over the fair value of net assets acquired in a business combination. The Company performs an impairment analysis annually as of October 1st, or whenever events or circumstances indicate that the fair value of goodwill has been impaired. The Company performs goodwill impairment tests at the reporting unit level.
Acquired Intangible Assets
Identifiable acquired intangible assets consist primarily of acquisition-related trademarks, customer relationships and developed technology and products to enable the Company to serve brand partners more effectively. The appropriate useful life of intangible assets is determined by performing an analysis of expected cash flows of the acquired assets. Intangible assets are recorded at cost and amortized on a straight-line basis over the estimated useful life:

Useful life
Customer relationships	3-10 years
Tradename	8-10 years
Non-competition agreements	2-3 years
Developed product lines	3 years
Developed Technology	5 years
Domain name	15 years

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Provision for Income Taxes
Income tax expense includes U.S. (federal and state) and foreign income taxes. The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.
Deferred income tax balances reflect the anticipated future effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes it is more likely than not they will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent cumulative loss experience and expectation of future earnings, the carry-forward periods available for tax reporting purposes, reversal of temporary differences and other relevant factors.
The Company utilizes a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating its tax positions and estimating the related tax benefits, which may require periodic adjustment and which may not accurately forecast actual outcomes.
The Company recognizes uncertain income tax positions taken on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of the income tax provision.
Segment Reporting
The Company operates its business as one operating and reportable segment as the Company’s chief operating decision maker, the Company’s Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. As of December 31, 2023, the Company’s long-lived assets, including property and equipment, net, and operating right-of-use assets were located 80% in the U.S., 9% in the United Kingdom, and the remainder across the rest of the world.
Foreign Currency Translation
The reporting currency of the Company is the U.S. dollar. The functional currency for the Company’s subsidiaries is generally the same as the local currency. Foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates at the balance sheet date, and foreign currency denominated non-monetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expenses are translated at average rates prevailing throughout the period. Realized gains or losses from foreign currency remeasurement and settlements are included in other income (expense), net in the consolidated statements of operations. Net realized foreign exchange gains and losses were not material for the years ended December 31, 2022 and 2023. Unrealized gains or losses from foreign currency remeasurement are included in other comprehensive income.
Fair Value Measurement
The Company measures and reports certain assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, U.S. GAAP has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and related disclosures.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and should be applied on a retroactive basis. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements and related disclosures.
3. Property and Equipment, net
Property and equipment consisted of the following:

December 31,
(in thousands)	2023
Internal-use software	$22,293
Land	3,984
Computer equipment	3,835
Furniture and fixtures	2,030
Machinery and equipment	3,160
Leasehold improvements	2,948
Assets under construction	1,682
Purchased software	1,076
Vehicles	19
Total property and equipment	41,027
Less: accumulated depreciation and amortization	(15,033)
Property and equipment, net	$25,994
Depreciation and amortization expense related to property and equipment for the years ended December 31, 2022 and 2023 was $5.0 million and $8.4 million, respectively.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
4. Goodwill & Intangible Assets
Goodwill
In 2022, due to low sales volumes and poor financial performance a decision was made to shutter the Company’s Village reporting unit. This included stopping manufacturing and liquidating the existing inventory of its Trophy Skin branded products resulting in goodwill impairment of $2.6 million for the year ended December 31, 2022. The Village reporting unit’s carrying value was written down to zero, its estimated fair value. The accumulated impairment balance was $2.6 million as of December 31, 2022 and 2023.
Intangible Assets, net
Intangible assets, net consisted of the following:

	December 31, 2023
(in thousands, except for years data)	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Tradenames	$3,111	$(1,373)	$1,738	5.0
Developed technology	7,284	(2,568)	4,716	3.3
Customer relationships	3,900	(1,722)	2,178	4.8
Non-competition agreements	2,503	(1,337)	1,166	1.5
Domain names	234	(74)	160	10.3
Total intangible assets, net	$17,032	$(7,074)	$9,958
Amortization expense recorded for intangible assets was approximately $4.6 million and $3.7 million for the years ended December 31, 2022 and 2023, respectively.
The expected future amortization expense for intangible assets as of December 31, 2023 is as follows:

(in thousands)	Amount
2024	$3,049
2025	2,561
2026	2,199
2027	1,197
2028	594
Thereafter	358
Total amortization expense	$9,958
5. Other Assets and Liabilities
Other Non-Current Assets
Other non-current assets consisted of the following as of:

December 31,
(in thousands)	2023
Deferred tax asset, net	$6,680
Other assets	393
Other non-current assets	$7,073

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Other Non-Current Liabilities
Other non-current liabilities consisted of the following as of:

December 31,
(in thousands)	2023
Payroll liabilities	$7,817
Tax liabilities	410
Other non-current liabilities	$8,227
6. Operating Leases
The Company has entered into various non-cancelable operating lease agreements, primarily for the use of office and warehouse space, expiring at various dates through 2029. The Company’s right-of-use assets and lease liability include options to extend or terminate the lease when it is reasonably certain they will be exercised. The Company considers these options in determining the lease term on a lease-by-lease basis. The Company separately accounts for lease components and non-lease components. None of the Company’s lease agreements contain material non-lease components, residual value guarantees or restrictive covenants. The Company has elected an accounting policy to not recognize short-term leases, which have a lease term of twelve months or less, on the consolidated balance sheets. The Company does not have any material short-term lease cost or leases with variable lease costs. Lease expense primarily related to operating lease costs and were included within operations, general and administrative and sales and marketing expenses in the consolidated statements of operations. The Company recorded lease expense of $5.8 million and $5.6 million for the years ended December 31, 2022 and 2023, respectively.
Lease Term and Discount Rate
The weighted-average remaining lease term (in years) and discount rate related to the operating leases were as follows:

December 31,
2023
Weighted-average remaining lease term	3.1
Weighted-average discount rate	3.26%
Maturity of Lease Liabilities
The present value of the Company’s operating lease liabilities as of December 31, 2023 is as follows:

(in thousands)	Amount
2024	$6,132
2025	5,557
2026	4,715
2027	2,240
2028	697
Thereafter	517
Total undiscounted lease payments	19,858
Less: imputed interest	754
Present value of lease liabilities	19,104
Operating lease liabilities	6,054
Operating lease liabilities, non-current	13,050
Total	$19,104

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The following table provides a summary of other information related to leases:

	As of December 31,
(in thousands)	2022	2023
Cash payments included in operating cash flows for lease arrangements	$4,955	$6,119
Right-of-use assets obtained in exchange for new operating lease liabilities	4,227	1,013
7. Credit Facilities
As of December 31, 2023, the Company had $0 balance under its revolving line of credit facility, which has a maturity date in March 2027. The Company amended the facility in early 2023 reducing the amount available to draw to $50 million. The revolving line of credit will bear interest at a variable base rate plus an applicable margin ranging from 0.75% to 2.50%. The commitment fees on the unused portion range from 0.20% to 0.35%.
The Company’s credit agreement contains various financial, affirmative and negative covenants. As of December 31, 2023, the Company was in compliance with all covenants outlined in the agreement.
8. Fair Value Measurements
The following table summarizes by level, within the fair value hierarchy, the Company’s assets and liabilities measured at fair value on a recurring basis:

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$88,000	$—	$—
The Company’s remaining liabilities measured at fair value on a recurring basis were immaterial for the periods presented.
9. Convertible Preferred Stock
In May 2020, 15,750,477 shares of Series A Preferred Stock were issued at an issuance price and liquidation preference of $3.32 per share, subject to an accruing preferred dividend of 17.5% per annum. Proceeds, net of issuance costs, totaled $52.1 million.
In September 2021, the Company issued 13,215,614 shares of Series B Preferred Stock at $17.01 per share (the “Series B Original Issue Price”). Proceeds, net of issuance costs, totaled $218.5 million.
In connection with the Series B Preferred Stock financing, the Company amended and restated its Certificate of Incorporation (“Certificate”). As a result of the modification of the Certificate, the dividend rights of the Series A Preferred Stock were terminated and the issue price was modified from $3.32 per share to $7.44 per share (the “Series A Adjusted Issue Price”). The Company accounted for these changes as a modification of the existing Series A Preferred Stock given the nature of the amendment and designs of the parties to have a value for value exchange of terms.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The Series A and Series B Preferred stock (collectively, the “convertible preferred stock”) outstanding consisted of the following:

	December 31, 2023
(in thousands, except per share data)	Shares authorized	Shares issued and outstanding	Issuance price per share	Aggregate liquidation preference	Net carrying value
Series A Preferred Stock	15,750	15,750	$7.44	$117,184	$52,073
Series B Preferred Stock	13,222	13,216	17.01	265,340	218,528
Total	28,972	28,966		$382,524	$270,601
Following the issuance of the Series B Preferred Stock, the Series A and Series B Preferred Stock contained the following terms:
Dividends
The holders of Series B Preferred Stock are entitled to cumulative dividends at a rate of 8.0% of the Series B Original Issue Price per share, if and when declared by the Company’s board of directors. The holders of Series B Preferred Stock are entitled to receive dividends on a pari passu basis, prior to and in preference to any dividends to common stockholders. The Series B Preferred Stock had $40.4 million of cumulative undeclared dividends for the year ended December 31, 2023.
In connection with the amended Certificate dated September 7, 2021, the terms for the Series A Preferred Stock were amended, and the right to receive cumulative dividends was terminated. Accordingly, the Series A Preferred Stock had no cumulative undeclared dividends as of December 31, 2023. The holders of Series A Preferred Stock are entitled to receive any dividends on a pari passu basis to any dividends to common stockholders as may be declared by the board of directors.
There were no dividends declared or paid during the years ended December 31, 2022 or 2023.
Liquidation Preference
In the event of (i) any liquidation, dissolution or winding up of the Company, (ii) the consummation of certain mergers or consolidations, (iii) certain change of control transactions, including an initial public offering, (each, a “Deemed Liquidation Event”), the holders of Series A and Series B Preferred Stock are entitled to receive a liquidation preference, on a pari passu basis, and prior and in preference to the holders of Founding Voting Preferred Stock, Founding Non-Voting Preferred Stock and common stock.
The holders of the Series A Preferred Stock are entitled to receive an amount equal to (i) (a) for the holders of the Series A Preferred Stock, an amount per share equal the Series A Adjusted Issue Price plus dividends declared but unpaid thereon, (b) for the holders of the Series B Preferred Stock, an amount per share equal to the Series B Original Issue Price per share, plus any dividends accrued but unpaid, whether or not declared, together with any other dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of Series A and Series B Preferred Stock been converted into common stock immediately prior a Deemed Liquidation Event. If the assets available for distribution are insufficient to pay such amounts, then the available assets will be distributed ratably among the holders of Series A and Series B Preferred Stock in proportion to the full amount each holder is otherwise entitled to receive.
After payment to the holders of the Series A and Series B Preferred Stock, the remaining assets of the Company legally available for distribution shall be distributed among the holders of the Founding Voting Preferred Stock, Founding Non-Voting Preferred Stock and common stock in an amount per share equal to its full preferential amount plus all declared and unpaid dividends.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Voting Rights
The holders of each share of Series A and Series B Preferred Stock are entitled to one vote per each share of common stock on an as-converted basis.
The holders of Series A Preferred Stock, voting as a separate class, have the right to elect one director. The holders of Series B Preferred Stock, voting as a separate class, have the right to elect two directors. The holders of record of the shares of Founder Voting Preferred Stock, exclusively and as a separate class, have the right to elect nine directors. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Series A Preferred Stock, Series B Preferred Stock and Founder Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company.
Conversion Rights
The holders of each share of convertible preferred stock have the option to convert each share of preferred stock at any time into a number of shares of common stock determined by dividing, for the Series A Preferred Stock, the Series A Adjusted Issue Price by the Series A Preferred Stock conversion price, and in the case of Series B Preferred Stock, the Series B Original Issue Price by the Series B Preferred Stock conversion price in effect at the time of conversion. The Series A Adjusted Issue Price and the Series B Original Issue Price are subject to adjustments for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations.
In addition, the Series B Preferred Stock have a special conversion ratio in connection with closing an initial public offering, direct listing or special purpose acquisition company transaction (any such transaction, an “Offering”). Each share of Series B Preferred Stock shall be convertible, at the option of the holder, in connection with an Offering, into a number of shares of common stock determined by dividing the Series B Original Issue Price by the lesser of (a) the Series B Preferred Stock conversion price then in effect and (b) the price per share of the Company’s common stock sold in any such Offering (before discounts and commissions), multiplied by a percentage determined as the difference between 100% and the computed discount rate. As of January 1, 2023, the discount rate equaled 25% and increases 5% every six months thereafter, until December 31, 2026.
Redemption
The Series A and Series B Preferred Stock is contingently redeemable upon a Deemed Liquidation Events or sale of substantially all the assets of the Company. The convertible preferred stock is not mandatorily redeemable, but since a Deemed Liquidation Event would constitute a redemption event outside of the Company’s control, all shares of the convertible preferred stock have been presented in mezzanine equity on the consolidated balance sheets.
In the event of a Deemed Liquidation Event, the Company is required to redeem shares of Series A and Series B Preferred Stock at the Series A Adjusted Issue Price and Series B Original Issue Price, respectively, (as adjusted for any dilutive issuances, splits, combinations and other recapitalizations or reorganizations). The carrying values of convertible preferred stock have not been adjusted to their liquidation preferences as these events have not occurred as of December 31, 2023. Carrying values will be adjusted to their liquidation preferences, inclusive of the Series B Preferred Stock preferred return, if and when it becomes probable that such events will occur.
10. Stockholders’ Equity
Common Stock
The Company has one class of common stock with a par value of $0.001. Each share of common stock is entitled to one vote. Holders of common stock are entitled to receive any dividends as may be declared by the board of directors.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Preferred Stock
As of December 31, 2023, 940,855 shares of Founder Voting Preferred Stock, $0.001 par value, were issued and outstanding and 86,459,362 shares of Founder Non-Voting Preferred Stock, $0.001 par value, were issued and outstanding (collectively, the “preferred stock”). Holders of the preferred stock are entitled to receive any dividends as may be declared by the board of directors on an as-converted basis with common stockholders. Each share of preferred stock has liquidation preferences similar to those of one share of common stock. Each holder of outstanding shares of Founder Voting Preferred Stock shall be entitled to 1,000 votes for each share of Founder Voting Preferred Stock held, voting together with holders of Series A and Series B Preferred Stock and common stock as a single class. The holders of record of the shares of Founder Voting Preferred Stock, exclusively and as a separate class, shall be entitled to elect nine directors of the Corporation. Each single share of Founder Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of common stock or Founder Non-Voting Preferred Stock. Each share of Founder Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of common stock.
Common Stock Authorized, Issued and Reserved
In September 2021, the Company authorized the issuance of 137,546,948 shares of common stock. The Company did not authorize additional shares of common stock during the year ended December 31, 2023.
The Company has reserved the following shares of common stock, on an as-converted basis for future issuance:

	December 31,
(in thousands)	2022	2023
Convertible preferred stock	116,366	116,366
Outstanding RSUs	12,801	15,149
Shares available under the 2019 Equity Incentive Plan	4,158	1,810
Total shares of common stock reserved	133,325	133,325
Common shares outstanding	3,358	3,373
Authorized but not reserved	864	849
Total common shares authorized	137,547	137,547
11. Stock-Based Compensation
2018 and 2019 Stock Plans
In September 2018, the board of directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”). Under the 2018 Plan, the board of directors may grant stock options, restricted stock, RSUs, stock appreciation rights or a dividend equivalent to eligible employees, officers, non-employee directors and consultants. On January 28, 2019, the stockholders of Pattern Inc. contributed all shares of Pattern Inc. to Pattern Group Inc. in exchange for shares in Pattern Group Inc. As a result of this contribution and exchange, all outstanding RSUs were transferred to Pattern Group Inc. and the 2018 Plan was terminated. In January 2019, Pattern Group Inc. adopted the 2019 Equity Incentive Plan (as amended, the “2019 Plan”). Common stock purchased under the 2019 Plan is subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of shares to outside parties.
Restricted Stock Units
The Company grants RSUs to its employees and directors under the 2019 Plan. These RSUs include both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for 4 years, during which time a quarter of the award vest annually. The performance-based vesting condition is satisfied upon the sale of the Company’s common stock upon the consummation of a firm commitment underwritten initial public offering pursuant to an effective

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
registration statement under the Securities Act or a sale event, which constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets (“Liquidity Event”).
The Company records stock-based compensation expense in connection with these RSUs based on the fair market value of our common stock on the grant date using the accelerated attribution method when it is probable the performance-based vesting condition will be achieved. As of December 31, 2023, no stock-based compensation expense was recognized for the RSUs as a Liquidity Event had not occurred. The total unrecognized stock-based compensation expense related to these awards was $49.3 million as of December 31, 2023. If the performance-based vesting condition had been satisfied on December 31, 2023, the Company would have recognized stock-based compensation expense of $15.8 million, and unrecognized stock-based compensation expense of $33.5 million would have been recognized over a weighted-average remaining requisite service period of 2.52 years.
The following table summarizes the RSU activity:

(in thousands, except per share fair values)	RSUs	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	10,458	$1.25
Granted	3,290	4.92
Cancelled/Forfeited	(947)	1.67
Outstanding at December 31, 2022	12,801	$2.16
Granted	3,100	7.67
Cancelled/Forfeited	(752)	2.85
Outstanding at December 31, 2023	15,149	$3.26
The valuation of RSUs granted under the 2019 Plan, was determined in accordance with the guidance provided by the American Institute of American Institute of Certified Public Accountants in its Accounting & Valuation Guide. An equity value was estimated using a weighted average of the guideline public company method and the backsolve method (market approaches). These methods considered information from a selection of comparable publicly traded companies and the Company’s recent Series A and Series B Preferred Stock transactions. For the public company method, valuation multiples are calculated from selected company operating data to provide an indication of how much a current investor in the marketplace is willing to pay for a company with characteristics similar to the Company. These valuation multiples are evaluated and adjusted based on the strengths and weaknesses of the Company relative to those of the selected guideline companies. The multiples are applied to the Company’s operating data to arrive at a relative indication of fair value. Enterprise value is next allocated to differing security holders in the capitalization schedule using the Option Pricing Method (the “OPM”). The OPM utilizes breakpoints based on various terms of the stockholder agreements upon liquidation of the enterprise, the level of seniority among the securities, dividend policy, conversion ratios and cash allocations. Volatility was estimated at 60% and the discount for lack of marketability ranged from 18.2% to 20.0%.
Application involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding expected future revenue and EBITDA, market multiples, the selection of comparable companies, the lack of marketability of the Company’s common stock, precedent transactions involving the Company’s shares, market performance of comparable publicly traded companies, U.S. and global capital market conditions and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the valuations as of each valuation date and may have a material impact on the valuation of the Company’s common stock.
12. Provision for Income Taxes
The Company is recognized as a C-corporation and recognizes deferred tax assets and liabilities for future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
effect for the fiscal year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Beginning in 2022 the impact of Internal Revenue Code Section 174 changes requiring capitalization of software development costs pursuant to the Tax Cuts and Jobs Act of 2017 resulted in a higher current income tax payable for the calendar years 2022 and 2023. Additionally, on August 16, 2022, President Biden signed the Inflation Reduction Act, which includes a new 15% corporate alternative minimum tax on certain large corporations and a one percent excise tax on stock repurchases made after December 31, 2022. The Company evaluated this law change and does not anticipate it will have a material impact on the consolidated financial statements.
The Organization for Economic Co-operation and Development (the “OECD”) has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. Many aspects of Pillar Two will be effective beginning in calendar year 2024 and other aspects will be effective beginning in calendar year 2025. While it is uncertain whether the U.S. will adopt Pillar Two, certain countries in which the Company operates have either adopted legislation or are in the process of introducing legislation to implement Pillar Two. While we do not expect Pillar Two to have a material impact on our effective tax rate, our analysis is ongoing as the OECD releases additional guidance and countries implement additional legislation.
The Company files income tax returns in the U.S., including various state and local jurisdictions. The Company’s subsidiaries file income tax returns in the United Kingdom, Australia, Germany, Hong Kong, Serbia, India, Singapore, Japan, Poland and China. The Company is subject to federal income tax as well as income tax of multiple state and foreign jurisdictions.
Income tax provision (benefit) consisted of the following:

	December 31,
(in thousands)	2022	2023
Current:
U.S. Federal	$4,233	$11,640
U.S. State	1,160	3,381
International	107	307
Total current provision	5,500	15,328
Deferred:
U.S. Federal	(3,289)	(37)
U.S. State	(618)	(112)
International	(309)	(102)
Total deferred provision (benefit)	(4,216)	(251)
Income tax provision	$1,284	$15,077
U.S. and international components of income before income taxes are as follows:

	December 31,
(in thousands)	2022	2023
U.S. Federal & State	$5,311	$62,229
International	(7,002)	(5,888)
Income (loss) before income taxes	$(1,691)	$56,341

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes are as follows:

	December 31,
(in thousands)	2022	2023
Income taxes computed at the federal statutory rate	$(355)	$11,819

Effect of:
Tax impact of foreign earnings	(28)	(236)
State taxes, net of federal benefits	299	2,566
Permanent differences	308	(61)
Change in valuation allowance	1,365	1,828
Uncertain tax positions	49	184
Research & development tax credit	(333)	(663)
Provision to return adjustments	(21)	(360)
Income tax provision	$1,284	$15,077
Deferred income tax assets consisted of the following as of:

December 31,
(in thousands)	2023
Deferred tax assets:
Inventory (UNICAP)	$3,445
Leases (ASC 842)	206
Accrued liabilities	3,757
Net operating losses	4,804
Section 174 capitalization	3,483
Research & development credits	584
Valuation allowance	(5,090)
Deferred tax assets	11,189
Deferred tax liabilities:
Depreciation and amortization	(4,421)
Prepaid expenses and other	(88)
Deferred tax liabilities	(4,509)
Net deferred tax assets	$6,680
The Company recorded a valuation allowance of $5.1 million as of December 31, 2023 to reduce its deferred tax assets related to foreign net operating losses and Utah state research and development tax credits to their net realizable value. The Company has determined that as a result of uncertainty related to the usability of the net operating loss and research and development benefits a valuation allowance was required. Changes in the valuation allowance is detailed in the table below:

December 31,
(in thousands)	2023
Beginning balance	$2,568
Additions to valuation allowance	2,522
Utilization of attributes	—
Ending balance	$5,090

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
The Company has net operating loss carryovers by jurisdiction as follows:

	December 31, 2023
(in thousands)	Amount	Expiration (year)
State	$2,112	2036
China	$3,187	2025
United Kingdom	$7,044	N/A
Germany	$6,245	N/A
Singapore	$2,237	N/A
Hong Kong	$941	N/A
Other	$5	N/A
The Company has the following tax credit carryover:

	December 31, 2023
(in thousands)	Amount	Expiration (year)
Utah research & development	$870	2033
The Company recognizes tax benefits from uncertain tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The following table summarizes the activity related to unrecognized tax benefits:

December 31,
(in thousands)	2023
Beginning balance	$282
Increase (decrease) to unrecognized tax benefits taken in prior years	96
Increase to unrecognized tax benefits related to the current year	127
Ending balance	$505
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate were $0.3 million and $0.5 million for the years ended December 31, 2022 and 2023, respectively. The Company records interest and penalties associated with unrecognized tax benefits as a component of income tax expense. The amount of accrued penalties and interest included in the total balance of unrecognized tax benefits is insignificant in 2023. The Company is generally no longer subject to income tax examinations by federal jurisdictions for years before 2020, state and local years before 2019 and foreign years before 2018.
13. Commitments and Contingencies
Purchase Commitments
As of December 31, 2023, the Company did not have any future payments under non-cancelable purchase obligations.
Legal Matters
From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. Loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Material contingencies are disclosed when it is believed a loss is not probable but reasonably possible. Accounting for contingencies requires the use of judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. The Company is not presently a party to any legal proceedings, that if determined adversely to the Company, would individually or in the aggregate have a materially adverse effect on the business, results of operations, financial condition or cash flows.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Pattern Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Indemnification
In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, brand partners, lessors, investors, directors, officers, employees and other parties with respect to certain matters. Indemnification may include losses from the breach of such agreements, services the Company provides or third-party intellectual property infringement claims. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap.
14. Benefit Plan
The Company has an employee retirement benefit plan (the “Plan”) under Section 401(k) of the Internal Revenue Code. The Plan covers employees who are U.S. citizens, are at least 21 years of age and have been employed by the Company longer than 90 days. The Company contributes a safe harbor match in an amount equal to employee contributions up to 3% of the participating employee’s compensation and matches an amount equal to half of the employee contributions between 3% and 5%. These contributions are subject to ERISA requirements. Total contributions by the Company to the Plan were $2.0 million during the years ended December 31, 2023.
15. Related-Party Lease Agreement
iServe Investments, LLC
The Company leases certain office and warehouse space from a related party, iServe Investments, LLC, which is wholly owned by two majority stockholders. Total lease cost and related expenses for the lease was not material for the years ended December 31, 2022 and 2023.
16. Subsequent Events
Subsequent events have been evaluated through December 16, 2024, the date the financial statements were available to be issued.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83

         Shares
Pattern Group Inc.
Series A Common Stock

Preliminary Prospectus

Goldman Sachs & Co. LLC*	J.P. Morgan*

*In alphabetical order.

, 2025

Through and including               , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.  Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the            listing fee.

Amount
SEC registration fee	$ *
FINRA filing fee	*
Listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	$ *
__________________
*To be provided by amendment.
Item 14.  Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
We expect to adopt an amended and restated certificate of incorporation in connection with this offering, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors and officers, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which they derived an improper personal benefit; or
•for our officers, any derivative action by or in the right of the corporation.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws in connection with this offering, which will become effective immediately prior to the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.
Item 15.  Recent Sales of Unregistered Securities.
Since January 1, 2021, we made sales of the following unregistered securities:
Preferred Stock Issuances
From September 2021 through October 2021, we sold an aggregate of 13,215,614 shares of our Series B Preferred Stock to three accredited investors at a purchase price of $17.0181 per share, for an aggregate purchase price of approximately $224.9 million, in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer that did not involve a public offering of securities.
Restricted Stock Unit Issuances
Since January 1, 2021, we granted to our employees, consultants and other service providers RSUs representing an aggregate of               shares of common stock under our 2019 Plan.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Since January 1, 2021, we issued and sold to our employees, consultants and other service providers an aggregate of               shares of common stock upon the vesting and settlement of RSUs granted under our 2019 Plan.
We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act (“Rule 701”) as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, in each transaction or through their relationships with us, to information about Pattern.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
Item 16.  Exhibits and Financial Statement Schedules.
(a)Exhibits.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as filed on January 31, 2024, as currently in effect.

3.3*	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as filed on November 27, 2024, as currently in effect.

3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the completion of this offering.

3.5*	Bylaws of the Registrant, as currently in effect.

3.6*	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the completion of this offering.

4.1*	Form of Series A common stock certificate of the Registrant.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	2019 Equity Incentive Plan, as amended, and forms of award agreements thereunder.

10.3#*	2025 Equity Incentive Plan, and forms of award agreements thereunder.

10.4*	Amended and Restated Investors’ Rights Agreement, dated September 28, 2021, by and among the Registrant and certain of its stockholders.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this Registration Statement on Form S-1).

107*	Filing Fee Table.
__________________
*To be filed by amendment.
#Indicates management contract or compensatory plan, contract or agreement.
(b)Financial Statement Schedules.
All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.
Item 17.  Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(i)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Pattern Group Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lehi, Utah on               ,               .

PATTERN GROUP INC.

By:
Name:	David Wright
Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Wright, Melanie Alder, Jason Beesley and Benjamin M. Craven, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Pattern Group Inc., any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Co-founder, Chief Executive Officer and Director (Principal Executive Officer)
David Wright

Co-founder, Chief Strategy Officer and Director
Melanie Alder

Chief Financial Officer (Principal Financial and Accounting Officer)
Jason Beesley

Director
Daniel Gay

Director
John Bailey

Director
Scott Hilton